                                          SEC File No. 33 - _____
                                         SEC File No. 811 - 02513

As filed with the Securities and Exchange Commission on February
21, 1996

                             Form N-4

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]

     Pre-Effective Amendment No.  __________                  [ ]
     Post-Effective Amendment No. __________                  [ ]

                           AMENDMENT TO
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                 (Check appropriate box or boxes)

                    Variable Annuity Account C
            of Aetna Life Insurance and Annuity Company
                    (Exact Name of Registrant)

             Aetna Life Insurance and Annuity Company
                       (Name of Depositor)

       151 Farmington Avenue, Hartford, Connecticut  06156
(Address of Depositor's Principal Executive Offices and Zip Code)

                           203-273-7834
       (Depositor's Telephone Number, Including Area Code)

                      Susan E. Bryant, Esq.
       151 Farmington Avenue, Hartford, Connecticut  06156
             (Name and Address of Agent for Service)

                            Copies to:
                    Josephine Cicchetti, Esq.
                    W. Randolph Thompson, Esq.
                Jorden Burt Berenson & Johnson LLP
                      1025 Thomas Jefferson
                          Suite 400 East
                   Washington, D.C. 20007-0805

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant expects to file a Rule 24f-2 Notice for the fiscal year ended December 31, 1995 on or before February 29, 1996.

Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration
Statement.

It is proposed that this filing will become effective (check appropriate box):

___       immediately upon filing pursuant to paragraph (b) of
          rule 485.
___       on (date) pursuant to paragraph (b)(1)(v) of rule 485.
___       60 days after filing pursuant to paragraph (a)(1) of
          rule 485.
___       on (date) pursuant to paragraph (a)(1) of rule 485.
___       75 days after filing pursuant to paragraph (a)(2) of
          rule 485.
___       on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

___ This post-effective amendment designates a new effective date for a previously-filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a) may determine.

                      SUBJECT TO COMPLETION
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


             AETNA LIFE INSURANCE AND ANNUITY COMPANY
                      151 Farmington Avenue
                        Annuity Operations
                   Hartford, Connecticut 06156
                    Telephone: 1-800-525-4225


                    VARIABLE ANNUITY ACCOUNT C

                  Retirement Plus and Voluntary
          Tax-Deferred Group Variable Annuity Contracts
                               for
                 Section 403(b) Retirement Plans
         Section 401(a)/401(k) Defined Contribution Plans

               Prospectus Dated: ___________, 1996


This Prospectus describes the Retirement Plus and Voluntary Contracts which are group deferred variable annuity contracts (the "Contracts") issued by Aetna Life Insurance and Annuity Company ("Company"). See "Purchase." The Contracts are designed to fund plans that provide for retirement income and are established under the Internal Revenue Code of 1986, as amended ("Code"). Amounts held under a Contract may be entitled to tax-deferred treatment under certain sections of the Code.

Each Contract allows values to accumulate under variable investment options or credited interest options, or a combination of these investment options. They also provide for the payment of annuity benefits on a variable or fixed basis, or a combination thereof.

The variable funding options ("Funds") currently available through the Separate Account under the Contracts described in this Prospectus are as follows:

-Aetna Variable Fund
-Aetna Income Shares
-Aetna Variable Encore Fund
-Aetna Investment Advisers Fund, Inc.

-Aetna Ascent Variable Portfolio
-Aetna Crossroads Variable Portfolio
-Aetna Legacy Variable Portfolio
-Alger American Growth Portfolio
-Alger American Small Cap Portfolio
-Calvert Responsibly Invested Balanced Portfolio
-Fidelity VIP II Contrafund Portfolio
-Fidelity VIP Equity-Income Portfolio
-Fidelity VIP Growth Portfolio
-Fidelity VIP Overseas Portfolio
-Franklin Government Securities Trust
-Janus Aspen Aggressive Growth Portfolio
-Janus Aspen Balanced Portfolio
-Janus Aspen Flexible Income Portfolio
-Janus Aspen Growth Portfolio
-Janus Aspen Short-Term Bond Portfolio
-Janus Aspen Worldwide Growth Portfolio
-Lexington Natural Resources Trust
-Neuberger & Berman Growth Portfolio
-Scudder International Portfolio
-TCI Growth (a Twentieth Century fund)

The availability of the above Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions or under a particular Contract. Please check with your employer to determine option availability.

The credited interest options available for the accumulation of values are the Guaranteed Accumulation Account, the Fixed Plus Account and the Fixed Account. The Guaranteed Accumulation Account and the Fixed Plus Account are offered only in those jurisdictions in which they are approved. (See Appendix I and Appendix II). The Fixed Account is available for accumulation only in limited circumstances. See Appendix III. Except as specifically mentioned, this Prospectus describes only the variable options of the Contracts. Additional information about the Guaranteed Accumulation Account is also contained in an accompanying prospectus.

This Prospectus sets forth concisely the information about Variable Annuity Account C (the "Separate Account") that a prospective investor should know before investing. Additional information about the Separate Account is contained in a Statement of Additional Information ("SAI") dated _______, 1996, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents for the SAI is printed in this Prospectus. An SAI may be obtained without charge by indicating the request on the enrollment form or on the enclosed prospectus receipt for this Prospectus or by calling 1-800-525-4225.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT
PROSPECTUSES OF THE FUNDS AND THE GUARANTEED ACCUMULATION

ACCOUNT. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE
REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                        TABLE OF CONTENTS

                                                             Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . .   1
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . .   5
FEE TABLE . . . . . . . . . . . . . . . . . . . . . . . . . .   7
PERFORMANCE DATA  . . . . . . . . . . . . . . . . . . . . . .  16
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . .  18
VARIABLE ANNUITY ACCOUNT C  . . . . . . . . . . . . . . . . .  18
THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . .  18
  Fund Investment Advisers  . . . . . . . . . . . . . . . . .  23
  Mixed and Shared Funding  . . . . . . . . . . . . . . . . .  24
  Fund Changes  . . . . . . . . . . . . . . . . . . . . . . .  25
  Fund Limitations  . . . . . . . . . . . . . . . . . . . . .  25
PURCHASE
  The Contracts . . . . . . . . . . . . . . . . . . . . . . .  25
  Eligible Contract Holders . . . . . . . . . . . . . . . . .  26
  Purchase By Exchange  . . . . . . . . . . . . . . . . . . .  26
  Contract Charges and Fees Options . . . . . . . . . . . . .  26
  Responsibilities of Contract Holders  . . . . . . . . . . .  26
  Enrollment of Participants  . . . . . . . . . . . . . . . .  26
  Contributions . . . . . . . . . . . . . . . . . . . . . . .  27
    Contribution Limits For Contracts Used with 403(b) Plans 27 Contribution Limits for Contracts Used with
      401(a)/401(k) Plans   . . . . . . . . . . . . . . . . .  28
  Distribution  . . . . . . . . . . . . . . . . . . . . . . .  28
DETERMINING INDIVIDUAL ACCOUNT CURRENT VALUE  . . . . . . . .  29
  Fund Record Units . . . . . . . . . . . . . . . . . . . . .  29
  Net Return Factor . . . . . . . . . . . . . . . . . . . . .  29
  Transfer Credits  . . . . . . . . . . . . . . . . . . . . .  30
CONTRACT RIGHTS . . . . . . . . . . . . . . . . . . . . . . .  30
  Right to Cancel . . . . . . . . . . . . . . . . . . . . . .  30
  Rights Under the Contracts  . . . . . . . . . . . . . . . .  31
    Rights Under the Retirement Plus Contract   . . . . . . .  31
    Rights Under The Voluntary Contract   . . . . . . . . . .  31
    Rights to Your Individual Account   . . . . . . . . . . .  31
  Transfers and Allocation Changes  . . . . . . . . . . . . .  32
  Withdrawals . . . . . . . . . . . . . . . . . . . . . . . .  32
    Withdrawal Restrictions for Contracts Used
      with 403(b) Plans . . . . . . . . . . . . . . . . . . .  33
  Reinvestment Privilege  . . . . . . . . . . . . . . . . . .  34
  Contract Loans  . . . . . . . . . . . . . . . . . . . . . .  34
CHARGES AND FEES DURING THE ACCUMULATION PERIOD . . . . . . .  35
  Annual Maintenance Fee  . . . . . . . . . . . . . . . . . .  39
  Withdrawal Fee  . . . . . . . . . . . . . . . . . . . . . .  39
  Mortality and Expense Risk Charges  . . . . . . . . . . . .  41
  Administrative Expense Charge . . . . . . . . . . . . . . .  41
  Fund Expenses . . . . . . . . . . . . . . . . . . . . . . .  41
  Premium and Other Taxes . . . . . . . . . . . . . . . . . .  42
CHARGES AND FEES DURING THE ANNUITY PERIOD  . . . . . . . . .  42
  Mortality and Expense Risk Charges  . . . . . . . . . . . .  42
  Administrative Expense Charge   . . . . . . . . . . . . . .  42
  Withdrawal Fee  . . . . . . . . . . . . . . . . . . . . . .  42

                        TABLE OF CONTENTS

                                                             Page

ADDITIONAL WITHDRAWAL OPTIONS . . . . . . . . . . . . . . . .  42
ANNUITY PERIOD  . . . . . . . . . . . . . . . . . . . . . . .  43
  Annuity Period Elections  . . . . . . . . . . . . . . . . .  43
  Annuity Options . . . . . . . . . . . . . . . . . . . . . .  45
DEATH BENEFIT . . . . . . . . . . . . . . . . . . . . . . . .  47
  Accumulation Period . . . . . . . . . . . . . . . . . . . .  47
  Annuity Period  . . . . . . . . . . . . . . . . . . . . . .  48
TAX STATUS  . . . . . . . . . . . . . . . . . . . . . . . . .  49
  Introduction  . . . . . . . . . . . . . . . . . . . . . . .  49
  Taxation of the Company . . . . . . . . . . . . . . . . . .  50
  Tax Status of the Contracts . . . . . . . . . . . . . . . .  51
  Contracts Used with 403(b) Plans  . . . . . . . . . . . . .  51
  Contracts Used With "Qualified" Plans . . . . . . . . . . .  53
  Penalty Tax on Certain Distributions  . . . . . . . . . . .  54
  Other Tax Consequences  . . . . . . . . . . . . . . . . . .  55
MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . .  56
  Voting Rights . . . . . . . . . . . . . . . . . . . . . . .  56
  Modification of the Contracts . . . . . . . . . . . . . . .  57
  Nonparticipating Contracts  . . . . . . . . . . . . . . . .  57
  Contract Holder Inquiries . . . . . . . . . . . . . . . . .  57
  Telephone Transfers . . . . . . . . . . . . . . . . . . . .  57
  Payments  . . . . . . . . . . . . . . . . . . . . . . . . .  58
  Transfer of Ownership; Assignment . . . . . . . . . . . . .  58
  Legal Proceedings . . . . . . . . . . . . . . . . . . . . .  58
  Legal Matters . . . . . . . . . . . . . . . . . . . . . . .  58
STATEMENT OF ADDITIONAL INFORMATION -- TABLE OF CONTENTS  . .  59
APPENDIX I--Guaranteed Accumulation Account . . . . . . . . .  60
  Mortality and Expense Risk Charges  . . . . . . . . . . . .  61
  Transfers   . . . . . . . . . . . . . . . . . . . . . . . .  61
  Contract Loans  . . . . . . . . . . . . . . . . . . . . . .  61
  Reinvestment Privilege  . . . . . . . . . . . . . . . . . .  61
APPENDIX II--Fixed Plus Account . . . . . . . . . . . . . . .  62
  Fixed Plus Account  . . . . . . . . . . . . . . . . . . . .  62
  Fixed Plus Account Withdrawals  . . . . . . . . . . . . . .  63
  Transfers Among Investment Options  . . . . . . . . . . . .  64
  SWO   . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
  Loans   . . . . . . . . . . . . . . . . . . . . . . . . . .  65
  Transfer Credits  . . . . . . . . . . . . . . . . . . . . .  65
APPENDIX III-- Fixed Account  . . . . . . . . . . . . . . . .  66
  Fixed Account   . . . . . . . . . . . . . . . . . . . . . .  66
  Mortality and Expense Risk Charges  . . . . . . . . . . . .  67
  Transfers Among Investment Options  . . . . . . . . . . . .  67
  Contract Loans  . . . . . . . . . . . . . . . . . . . . . .  68
APPENDIX IV - Employee Appointment of Employer as Agent
              Under an Annuity Contract   . . . . . . . . . .  69
APPENDIX V - Contracts Acquired by Exchange   . . . . . . . .  71

                           DEFINITIONS

As used in this Prospectus, the following terms have the meanings shown:

ACCUMULATION PERIOD: The period during which Net Contribution(s) are applied to an Individual Account.

ADJUSTED CURRENT VALUE: The Current Value of an Individual
Account plus or minus any applicable aggregate GA Account Market
Value Adjustment, if applicable.

AGGREGATE CURRENT VALUE: Current Value of Individual Accounts under a Contract and other contracts of the same class as the Contract covering employees of the employer maintaining the Plan. Where such other contract becomes effective after the date a Contract became effective, the aggregation will commence in accordance with the Company's existing administrative practice, but in no event later than the first day of the next succeeding anniversary date. Where such other contract is in existence prior to, or on the date a Contract became effective, the aggregation will commence on the date the Contract becomes effective.

ANNUITANT: A person on whose life an Annuity payment is based under a Contract.

ANNUITY: Payments of income:

          (a)  For the life of one or two persons;
          (b)  For a stated period; or
          (c)  For some combination of (a) and (b).

ANNUITY PERIOD: The period during which Annuity payments are made.

ANNUITY UNIT: A measure of the value attributable to each Fund selected during the Annuity Period.

BENEFICIARY: The person named to receive any benefits which remain under a Contract after a Participant's death. Participants designate a Plan beneficiary for their Individual Accounts.

CODE: Internal Revenue Code of 1986, as amended.

COMPANY: Aetna Life Insurance and Annuity Company, sometimes referred to as "we" or "us."

CONTRACT(S): Either the Retirement Plus Contract or the Voluntary
Contract offered by this Prospectus or both.

CONTRACT HOLDER: The entity to which a Contract is issued. The
Contract Holder is usually the employer.

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






CONTRIBUTION: A payment received at the Company's Home Office and allocated to a Contract.

CURRENT VALUE: For an Individual Account during the Accumulation
Period, the Current Value is the total of:

      (a) The amount, if any, in the Fixed Plus Account, with interest earned to date; plus
      (b) The amount, if any, in the GA Account with interest earned to date; plus
      (c) The amount, if any, in the Fixed Account with interest earned to date; plus
      (d) The value of all Fund Record Units, if any, as of the most recent Valuation Period; less
      (e) Any Maintenance Fee(s) due.

DISTRIBUTOR(S): The registered broker-dealer(s) which have entered into selling agreements with the Company to offer and sell the Contracts. The Company may also serve as a Distributor.

EMPLOYEE ACCOUNT: An Individual Account that will be credited with Participant Contributions, specifically employee salary reduction contributions.

EMPLOYER ACCOUNT: An Individual Account that will be credited with the employer Contributions.

ERISA: Employee Retirement Income Security Act of 1974.

FIXED ACCOUNT: An accumulation option with a guaranteed minimum interest rate which is available for accumulation only in limited circumstances. See Appendix III.

FIXED PLUS ACCOUNT: An accumulation option with a guaranteed minimum interest rate. The Company may credit a higher rate which is not guaranteed.

FUND RECORD UNITS: Units representing the portion of the Net
Contribution(s) applied to each Fund under the Separate Account.

FUNDS: The open-end registered management investment companies or separate investment portfolio thereof, in which the Separate
Account invests.

GENERAL ACCOUNT: The account holding the assets of the Company, other than those assets held in the Company's separate account(s).

GUARANTEED ACCUMULATION ACCOUNT (GA ACCOUNT or the GAA): An accumulation option where the Company guarantees stipulated rate(s) of interest for a specified period of time. See Appendix


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






I. All General Account assets of the Company are available to meet the guarantees for the GA Account.

HOME OFFICE: The Company's principal executive offices located at 151 Farmington Avenue, Hartford, Connecticut 06156.

INDIVIDUAL ACCOUNT(s): Account(s) established for each Participant under each Contract in which he or she may be participating to keep a record of Current Values and transactions.

MAINTENANCE FEE: A maintenance fee will be charged for each Participant under each Contract and will be deducted during the Accumulation Period from the sum under each Contract of the Current Value of Participant's Individual Accounts and upon full surrender of the Participant's Individual Accounts.

MARKET VALUE ADJUSTMENT: An adjustment to the amount withdrawn or transferred from the Guaranteed Accumulation Account prior to the end of that Guaranteed Term. The adjustment reflects the change in the value of the investment due to changes in interest rates since the date of deposit. See Appendix I and the prospectus for the Guaranteed Accumulation Account for a discussion of how the market value adjustment is actually calculated.

NET CONTRIBUTIONS: A Contribution less applicable premium taxes.

PARTICIPANT: An eligible person participating in the Plan maintained by the Contract Holder, for whom an Individual Account has been established by the Contract Holder, referred to as "you."

PLAN(S): The Plan named on the cover of a Contract established under Code Section 403(b) or Sections 401(a)/401(k).

SEC: Securities and Exchange Commission.

SEPARATE ACCOUNT: Variable Annuity Account C, an account established by the Company under Section 38a-433 of the Connecticut General Statutes, that buys and holds shares of the Fund(s) available under a Contract.

RETIREMENT PLUS CONTRACT: The group deferred variable annuity contract offered by this Prospectus which allows for employer
Contributions and employee Contributions.

UNDERWRITER: The registered broker-dealer which contracts with other registered broker-dealers on behalf of the Separate Account to offer and sell the Contracts.

VALUATION PERIOD: The period as of 4:15 p.m. Eastern time each day the New York Stock Exchange is open, until 4:15 p.m. Eastern time of the next such business day or such other day that any of the Funds determines its net asset value.

VALUATION RESERVE: A reserve established pursuant to the insurance laws of Connecticut to measure voting rights during the Annuity Period and the value of a commutation right available under the "Payments for a Specified Period" nonlifetime Annuity option when elected on a variable basis under a Contract.

VARIABLE ANNUITY: An Annuity providing for the accumulation of values and/or for Annuity payments which vary in dollar amount with investment results.

VOLUNTARY CONTRACT: The group deferred variable annuity contract offered by this Prospectus which allows only for employee
Contributions.

WITHDRAWAL FEE: If all or any portion of an Individual Account's Current Value is withdrawn during the Accumulation Period, a percentage of the amount withdrawn may be deducted so that the Company may recover sales and administrative related expenses.

                        PROSPECTUS SUMMARY

CONTRACTS OFFERED

The Contracts are group deferred, variable annuity contracts. Under the Retirement Plus Contract, Contributions may be made by the Contract Holder (generally, the employer) and the Participants. Under the Voluntary Contract, Contributions may be made only by Participants. See "The Contracts," "Contract Rights" and "Miscellaneous."

The Contracts are being offered in certain markets to fund Plans that are adopted under Sections 401(a), 401(k) or 403(b) of the Code. Amounts held under the Plans may be entitled to tax-deferred treatment under the Code. Under the Plans, Contributions made under the Plan are forwarded by the Contract
Holder to the Company.

PURCHASE

Each Contract may be purchased by eligible organizations on behalf of a group made up of their employees. Eligible employees may participate in a Contract by completing an enrollment form (and any other required forms) and submitting it to the Company with an initial Contribution. See "Purchase."

WITHDRAWALS

Each Contract allows withdrawals of all or a portion of your Individual Account Current Value during the Accumulation Period. Certain charges and fees may be assessed upon withdrawal from either Contract. See "Charges and Fees During the Accumulation Period." Limitations apply to withdrawals from the Fixed Plus Account. See Appendix II. The Code restricts full and partial withdrawals in certain circumstances. See "Withdrawal Restrictions For Contracts Used with 403(b) Plans." Amounts withdrawn from the GAA may be subject to a Market Value Adjustment. See Appendix I.

WITHDRAWAL FEE

Amounts withdrawn from either Contract may be subject to a Withdrawal Fee. The maximum Withdrawal Fee that could be assessed on a full or partial withdrawal is 8.5% of the total
Contributions made to the Individual Account of a Contract. See
"Charges and Fees During the Accumulation Period -- Withdrawal
Fee."

TAXES AND WITHHOLDING

A 10% federal tax penalty and a 20% withholding for income tax may be imposed on certain withdrawals. See "Tax Status."

CONTRACT CHARGES

Certain charges are associated with each Contract; for example, mortality and expense risk charges, administrative expense charges and Maintenance Fees. The Funds are also subject to certain fees and expenses. Contributions may also be subject to premium taxes. See "Charges and Fees During the Accumulation Period" for a complete explanation of these charges.

FREE LOOK PERIOD

Contract Holders have the right to cancel their Contract and Participants have the right to cancel their participation in a Contract within 10 days (or longer if required by state law). Unless state law requires otherwise, the Company will return the full amount of Contributions increased or decreased by the investment performance of the variable funding options to which Contributions were deposited.

                            FEE TABLE
             (Based on year ended December 31, 1994)

THE PURPOSE OF THE FEE TABLE IS TO ASSIST CONTRACT HOLDERS IN UNDERSTANDING THE VARIOUS COSTS AND EXPENSES THAT MAY BE BORNE, DIRECTLY OR INDIRECTLY, UNDER EACH CONTRACT. THE COSTS AND EXPENSES WILL BE BASED UPON THE CHARGES AND FEES OPTION THE CONTRACT HOLDER SELECTS. THE INFORMATION LISTED REFLECTS THE CHARGES DUE UNDER EACH CONTRACT AS WELL AS THE FEES AND EXPENSES DEDUCTED FROM THE FUNDS. ADDITIONAL INFORMATION REGARDING THE CHARGES AND FEES ASSESSED UNDER EACH CONTRACT CAN BE FOUND UNDER "CONTRACT CHARGES AND FEES OPTIONS" AND "CHARGES AND FEES DURING THE ACCUMULATION PERIOD" IN THIS PROSPECTUS. CHARGES AND EXPENSES SHOWN DO NOT TAKE INTO ACCOUNT PREMIUM TAXES THAT MAY BE APPLICABLE. FOR MORE INFORMATION REGARDING EXPENSES PAID OUT OF THE ASSETS OF A PARTICULAR FUND, SEE THE FUND'S PROSPECTUS.


CONTRACT HOLDER TRANSACTION EXPENSES
-------------------------------------
WITHDRAWAL FEE for withdrawals under each Contract (as a percentage of amount withdrawn)(1):

           NUMBER OF YEARS
          INDIVIDUAL ACCOUNT
          HAS BEEN ESTABLISHED               FEE
     ---------------------------             ----
     Less than 5                             5%
     5 or more but less than 7               4%
     7 or more but less than 9               3%
     9 or more but less than 10              2%
     10 or more                              0%


ANNUAL MAINTENANCE FEE(2)
-------------------------------
Per Participant Per Contract                 $20.00


SEPARATE ACCOUNT ANNUAL EXPENSES
---------------------------------
(Daily deductions, equal to the percentage shown on an annual basis, made from amounts allocated to the variable options under each Contract)

     Mortality and Expense Risk Charge(3)    1.25%
     Administrative Expense Charge(4)         .25%
                                             -----
     Total Separate Account Annual Expenses  1.50%
                                             =====

(1) This sets forth the Withdrawal Fee schedule for 10 years, the maximum duration of the Withdrawal Fee. The total amount deducted for the Withdrawal Fee will not exceed 8.5% of the Contributions made to an Individual Account. See "Contract Charges and Fees Options" and "Charges and Fees During the Accumulation Period -- Withdrawal Fee" for instances in which the Withdrawal Fee will only be charged for 5 years or not at all and for a description of this charge.
(2) This represents the maximum annual Maintenance Fee that will be deducted under a Contract. See "Contract Charges and Fees Options" and "Charges and Fees During the Accumulation Period - Annual Maintenance Fee" for instances in which this fee may be reduced and for a description of this charge. A Maintenance Fee, to the extent permitted by state law, is also deducted upon termination of an Individual Account.
(3) This represents the maximum mortality and expense risk charge that may be deducted under a Contract. See "Contract Charges and Fees Options" and "Charges and Fees During the Accumulation Period -- Mortality and Expense Risk Charges" for instances in which this fee may be reduced and for a description of this charge.
(4) This represents the maximum annual administrative expense charge that will be deducted under a Contract. See "Contract Charges and Fees Options" and "Charges and Fees During the Accumulation Period -- Administrative Expense Charge" for instances in which this fee may be reduced and for a description of this charge.

MUTUAL FUND ANNUAL EXPENSES
----------------------------
(Except as noted, the following figures are a percentage of average net assets and, except where otherwise indicated, are based on figures for the year ended December 31, 1994)

                              Investment
                              Advisory         Other       Total
                                Fees(1)      Expenses(2)  Mutual
                               (after         (after       Fund
                               expense        expense     Annual
                            reimbursement) reimbursement) Expenses
                            -------------- -------------- --------

  Aetna Variable Fund            0.25%            0.05%     0.30%
  Aetna Income Shares            0.25%            0.08%     0.33%
  Aetna Variable Encore Fund     0.25%            0.07%     0.32%
  Aetna Investment Advisers
    Fund, Inc.                   0.25%            0.07%     0.32%
  Aetna Ascent Variable
    Portfolio(3)                 0.50%            0.20%     0.70%
  Aetna Crossroads Variable
    Portfolio(3)                 0.50%            0.20%     0.70%
  Aetna Legacy Variable
    Portfolio(3)                 0.50%            0.20%     0.70%
  Alger American Growth
    Portfolio                    0.75%            0.11%     0.86%
  Alger American Small Cap
    Portfolio                    0.85%            0.11%     0.96%
  Calvert Responsibly
    Invested Balanced
    Portfolio                    0.70%            0.10%     0.80%
  Fidelity VIP II Contrafund
    Portfolio(3)                 0.62%            0.27%     0.89%
  Fidelity VIP Equity-Income
    Portfolio(4)                 0.52%            0.06%     0.58%
  Fidelity VIP Growth
    Portfolio(4)                 0.62%            0.07%     0.69%
  Fidelity VIP Overseas
    Portfolio                    0.77%            0.15%     0.92%
  Franklin Government
    Securities Trust(5)          0.47%            0.16%     0.63%
  Janus Aspen Aggressive
    Growth Portfolio(6)          0.77%            0.28%     1.05%
  Janus Aspen Balanced
    Portfolio(6)                 0.83%            0.74%     1.57%
  Janus Aspen Flexible
    Income Portfolio(6)          0.30%            0.70%     1.00%








  Janus Aspen Growth
    Portfolio(6)                 0.66%            0.22%     0.88%
  Janus Aspen Short-Term
    Bond Portfolio(6)            0.00%            0.65%     0.65%
  Janus Aspen Worldwide
    Growth Portfolio(6)          0.69%            0.49%     1.18%
  Lexington Natural
    Resources Trust(7)           1.00%            0.55%     1.55%
  Neuberger & Berman
    Growth Portfolio(8)          0.79%            0.12%     0.91%
  Scudder International
    Portfolio                    0.88%            0.20%     1.08%
  TCI Growth(9)                  1.00%            0.00%     1.00%

  ---------
(1) Certain of the unaffiliated Fund advisers reimburse the Company for administrative costs incurred in connection with administering the Funds as variable funding options under the Contract. These reimbursements are paid out of the investment advisory fees and are not charged to investors.
(2) A Fund's "Other Expenses" include operating costs of the Fund. The deduction of the above expenses are reflected in the Fund's net asset value and are not deducted from an Individual Account Current Value under the Contract.
(3) These Funds have only limited operating history; therefore the expenses are estimated for the current fiscal year.
(4) A portion of the brokerage commissions the Fund paid was used to reduce its expenses. Without this reduction, total operating expenses would have been 0.60% for the Equity-Income Portfolio and 0.70 % for the Growth Portfolio.
(5) The investment adviser for the Franklin Government Securities Trust has agreed to reduce the investment advisory fee and to reimburse the Fund for certain expenses. Without this agreement, the advisory fee would have been 0.63% and total annual expenses for the Franklin Government Securities Trust would have been 0.78%.
(6) The expense figures shown are net of certain expense waivers from Janus Capital Corporation. Without such waivers, the Investment Advisory Fees, Other Expenses and Total Mutual Fund Annual Expenses for the Portfolios for the fiscal year ended December 31, 1994, would have been: 1.00%, 0.28% and 1.28%, respectively, for Janus Aspen Aggressive Growth Portfolio; 1.00%, 0.74% and 1.74%, respectively, for Janus Aspen Balanced Portfolio; 0.65%, 0.70% and 1.35%, respectively, for Janus Aspen Flexible Income Portfolio; 1.00%, 0.22% and 1.22%, respectively, for Janus Aspen Growth Portfolio; 0.65%, 0.75% and 1.40%, respectively, for Janus Aspen Short- Term Bond Portfolio; and 1.00%, 0.49% and 1.49%, respectively, for Janus Aspen Worldwide Growth Portfolio.

(7) These fees as a percentage of assets are higher than those for other similar funds, although the amounts of the fees are not due to the limited amount of assets in the Fund.
(8) Until May 1, 1995, the Portfolio had a Distribution Plan pursuant to Rule 12b-1 which provided for the reimbursement by Neuberger & Berman Management of certain distribution expenses, up to a maximum of 0.25% on an annual basis of the Portfolio's average daily net assets. The "Total Annual Expenses" shown above would have been increased by 0.02% for each portfolio if the 12b-1 fees for the months of January through April, 1995 were taken into account.
(9) The Portfolio's investment adviser pays all expenses of the Portfolio except brokerage commissions, taxes, interest, fees and expenses of the non-interested directors (including counsel fees) and extraordinary expenses.


HYPOTHETICAL ILLUSTRATION (EXAMPLE)
-----------------------------------
THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED
A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN.
ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE
SHOWN BELOW.

Assuming a 5% annual return on assets, you would have paid the following expenses on a $1,000 investment:(1)

If you withdraw your entire Individual Account Current Value at the end of the applicable time period:

                               1 year           3 years

Aetna Variable Fund            $71              $114
Aetna Income Shares            $71              $115
Aetna Variable Encore
  Fund                         $71              $115
Aetna Investment
  Advisers Fund, Inc.          $71              $115
Aetna Ascent Variable
  Portfolio                    $75              $126
Aetna Crossroads
  Variable Portfolio           $75              $126
Aetna Legacy Variable
  Portfolio                    $75              $126
Alger American Growth
  Portfolio                    $76              $130
Alger American Small
  Cap Portfolio                $77              $133
Calvert Responsibly
  Invested Balanced
  Portfolio                    $75              $129
Fidelity VIP II Contrafund

  Portfolio                    $76              $131
Fidelity VIP Equity-Income
  Portfolio                    $73              $122
Fidelity VIP Growth
  Portfolio                    $74              $125
Fidelity VIP Overseas
  Portfolio                    $77              $132
Franklin Government
  Securities Trust             $74              $124
Janus Aspen Aggressive
  Growth Portfolio             $78              $136
Janus Aspen Balanced
  Portfolio                    $83              $150
Janus Aspen Flexible
  Income Portfolio             $77              $134
Janus Aspen Growth
  Portfolio                    $76              $131
Janus Aspen Short-Term
  Bond Portfolio               $74              $124
Janus Aspen Worldwide
  Growth Portfolio             $79              $139
Lexington Natural
  Resources Trust              $83              $150
Neuberger & Berman
  Growth Portfolio             $77              $132
Scudder International
  Portfolio                    $78              $136
TCI Growth                     $77              $134


If you  do not withdraw  your entire  Individual Account  Current
Value or if you annuitize:

                               1 year           3 years
Aetna Variable Fund            $19              $59
Aetna Income Shares            $19              $60
Aetna Variable Encore
  Fund                         $19              $60
Aetna Investment
  Advisers Fund, Inc.          $19              $60
Aetna Ascent Variable
  Portfolio                    $23              $71
Aetna Crossroads
  Variable Portfolio           $23              $71
Aetna Legacy Variable
  Portfolio                    $23              $71
Alger American Growth
  Portfolio                    $25              $76
Alger American Small
  Cap Portfolio                $26              $79
Calvert Responsibly
  Invested Balanced
  Portfolio                    $24              $74
Fidelity VIP II Contrafund
  Portfolio                    $25              $77
Fidelity VIP Equity-Income
  Portfolio                    $22              $68
Fidelity VIP Growth
  Portfolio                    $23              $71
Fidelity VIP Overseas
  Portfolio                    $25              $78
Franklin Government
  Securities Trust             $23              $69
Janus Aspen Aggressive
  Growth Portfolio             $27              $82
Janus Aspen Balanced
  Portfolio                    $32              $97
Janus Aspen Flexible
  Income Portfolio             $26              $80
Janus Aspen Growth
  Portfolio                    $25              $77
Janus Aspen Short-Term
  Bond Portfolio               $23              $70
Janus Aspen Worldwide
  Growth Portfolio             $28              $86
Lexington Natural
  Resources Trust              $32              $97







Neuberger & Berman
  Growth Portfolio             $25              $78
Scudder International
  Portfolio                    $27              $83
TCI Growth                     $26              $80

---------
(1) The illustration assumes the Individual Account is subject to a mortality and expense risk charge of 1.25%, an administrative expense charge of 0.25%, $15.00 annual Maintenance Fee, as an annual charge of 0.088% of the estimated assets held in the Separate Account under the Contracts, and a Withdrawal Fee for 10 years. See "Charges and Fees During the Accumulation Period."

                         PERFORMANCE DATA

From time to time, the Company may advertise different types of historical performance for the variable funding options of the Separate Account available under the Contracts described in this Prospectus. The Company may advertise the "standardized average annual total returns" of the variable funding options, calculated in a manner prescribed by the SEC, as well as the "non-standardized return." Both methods are described below. Further information is contained in the SAI.

"Standardized average annual total returns" are computed according to a formula in which a hypothetical investment of $1,000 is applied to the variable funding options under the Contracts and then related to the ending redeemable values over the most recent one, five and ten-year periods (or since inception if less than 10 years). Standardized returns will reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, the annual Maintenance Fee, the administrative expense charge and any applicable Withdrawal Fee).

"Non-standardized returns" will be calculated in a similar manner, except that non-standardized figures will not reflect the deduction of any applicable Withdrawal Fee (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include a three-year period.

For Funds that were in existence prior to the date that the Fund became available under the Contracts, the performance data will show the investment performance that such Fund would have achieved (reduced by the applicable charges) had it been available under the Contracts for the period quoted.

We may distribute sales literature that compares the percentage change in Fund Record Unit values for any of the Funds to established market indexes such as the Standard & Poor's 500
Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the Fund being compared.

We may publish in advertisements and reports to you and Contract Holders, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Services, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. From time to time, we will quote articles from newspapers and magazines or other publications or reports, including, but not limited to The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

The Company may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective Contract Holders or Participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the Contracts and the characteristics of and market for such financial instruments.

                           THE COMPANY

Aetna Life Insurance and Annuity Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 1994, the Company managed over $20.4 billion of assets. As of December 31, 1994, the Company ranked among the top 2% of all U.S. life insurance companies by size. The Company is a wholly owned subsidiary of Aetna Retirement Services, Inc., a wholly-owned subsidiary of Aetna Life and Casualty Company. The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

                    VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company in 1976 pursuant to the insurance laws of the State of Connecticut. The Separate Account was formed for the purpose of segregating assets attributable to the variable portions of the Contracts from other assets of the Company. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, and meets the definition of "separate account" under federal securities laws.

Although the Company holds title to the assets of the Separate Account, such assets are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are general corporate obligations of the Company.

                            THE FUNDS

The  Contract Holder  will designate  some or  all of  the mutual funds described below as variable funding options under the Contracts. Except where noted, all of the Funds are diversified as defined in the Investment Company Act of 1940. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions or under a particular Contract.

- AETNA VARIABLE FUND seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.

- AETNA INCOME SHARES seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities.

- AETNA VARIABLE ENCORE FUND seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in the Fund is neither insured nor guaranteed by the U.S. Government.

- AETNA INVESTMENT ADVISERS FUND, INC., is a managed mutual fund which seeks to maximize investment return consistent with reasonable safety of principal by investing in one or more of the following asset classes: stocks, bonds and cash equivalents based on the Company's judgment of which of those sectors or mix thereof offers the best investment prospects.

- AETNA GENERATION PORTFOLIOS, INC.--AETNA ASCENT VARIABLE PORTFOLIO seeks to provide capital appreciation by allocating its investments among equities and fixed income securities. Aetna Ascent Variable Portfolio is managed for investors who generally have an investment horizon exceeding 15 years, and who have a high level of risk tolerance. See the Fund's prospectus for a description of the risks involved.

- AETNA GENERATION PORTFOLIOS, INC.--AETNA CROSSROADS VARIABLE PORTFOLIO seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) by allocating its investments among equities and fixed income securities. Aetna Crossroads Variable Portfolio is managed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance.

- AETNA GENERATION PORTFOLIOS, INC.--AETNA LEGACY VARIABLE PORTFOLIO seeks to provide total return consistent with preservation of capital by allocating its investments among equities and fixed income securities. Aetna Legacy Variable Portfolio is managed for investors who generally have an investment horizon exceeding five years and who have a low level of risk tolerance.

- ALGER AMERICAN FUND--ALGER AMERICAN GROWTH PORTFOLIO seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization -- present market value per share multiplied by the total number of shares outstanding -- of $1 billion or greater. Income is a consideration in the selection of investments but is not an investment objective.

- ALGER AMERICAN FUND--ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO ("Alger American Small Cap Portfolio") seeks capital return through investment in the common stock of smaller companies offering the potential for significant price gain. It invests at least 85% of its net assets in equity securities and at least 65% of its net assets in equity securities of companies that, at the time of purchase, have "total market capitalization" -- present market value per share multiplied by the total number of shares outstanding -- of less than $1 billion. Investing in smaller companies may present risks not present in investments in larger companies. See the Fund's prospectus for a discussion of these risks.

- CALVERT RESPONSIBLY INVESTED BALANCED PORTFOLIO is a nondiversified portfolio that seeks growth of capital through investment in enterprises that make a significant contribution to society through their products and services and through the way they do business. Prior to May 1, 1995, the Fund was known as the Calvert Socially Responsible Series.

- FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II--CONTRAFUND PORTFOLIO ("Fidelity Contrafund Portfolio") seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.

- FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND--EQUITY-INCOME PORTFOLIO ("Fidelity Equity-income Portfolio") seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.

- FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND--GROWTH PORTFOLIO ("Fidelity Growth Portfolio") seeks to achieve capital appreciation by investing primarily in common stock, although the Fund is not limited to any one type of security.

- FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND--OVERSEAS PORTFOLIO ("Fidelity Overseas Portfolio") seeks long-term growth of capital primarily through investments in foreign securities (at least 85% from at least three countries outside of North
          America). International investments such as these involve greater risks than U.S. investments.

-         FRANKLIN    GOVERNMENT    SECURITIES    TRUST   is    a
          nondiversified portfolio that seeks income through investments in obligations of the U.S. Government or its agencies or instrumentalities, primarily GNMA obligations.

- JANUS ASPEN SERIES--AGGRESSIVE GROWTH PORTFOLIO ("Janus Aspen Aggressive Growth Portfolio") is a nondiversified portfolio that seeks long-term growth of capital by emphasizing investments in common stocks of companies with market capitalizations between $1 billion and $5 billion.



- JANUS ASPEN SERIES--BALANCED PORTFOLIO ("Janus Aspen Balanced Portfolio") seeks both long-term growth of capital and current income. The Portfolio is designed for investors who want to participate in the equity markets through a more moderate investment than a pure growth fund. Investments in income-producing securities are intended to result in a portfolio that provides a more consistent total return than may be attainable through investing solely in growth stocks. The Portfolio is not designed for investors who desire a consistent level of income.

- JANUS ASPEN SERIES--GROWTH PORTFOLIO ("Janus Aspen Growth Portfolio") seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. The Portfolio generally emphasizes issuers with large market capitalizations.

- JANUS ASPEN SERIES--SHORT-TERM BOND PORTFOLIO ("Janus Aspen Short-Term Bond Portfolio") seeks as high a level of current income as is consistent with preservation of capital by investing primarily in short- and intermediate-term fixed income securities. The Portfolio will normally maintain a dollar-weighted average portfolio maturity of less than three years, but not to exceed five years depending upon its portfolio manager's opinion of prevailing market, financial and economic conditions.

- JANUS ASPEN SERIES--WORLDWIDE GROWTH PORTFOLIO ("Janus Aspen Worldwide Growth Portfolio") seeks long-term growth of capital by investing primarily in common stocks of companies of foreign and domestic issuers of any size. The Portfolio normally invests in issuers from at least five different countries including the United States. International investments involve risks not present in U.S. Securities.

- JANUS ASPEN SERIES--FLEXIBLE INCOME PORTFOLIO ("Janus Aspen Flexible Income Portfolio") seeks to maximize total return, consistent with preservation of capital from a combination of current income and capital appreciation. Janus Aspen Flexible Income Portfolio invests in all types of income-producing securities and may have substantial holdings of debt securities rated below investment grade ("high yield, high risk securities") also commonly known as "junk bonds." High yield, high risk securities involve certain risks. See the Fund's prospectus for a discussion of these risks.

- LEXINGTON NATURAL RESOURCES TRUST is a nondiversified portfolio that seeks long-term growth of capital through investment primarily in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Current income will not be a factor. The Fund may invest up to 25% of its total assets in foreign securities. Foreign investing involves risks that differ from those involved in domestic investing. See the Fund's prospectus for a discussion of these risks.

- NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST--GROWTH PORTFOLIO ("Neuberger & Berman Growth Portfolio") seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation.

- SCUDDER VARIABLE LIFE INVESTMENT FUND--INTERNATIONAL PORTFOLIO ("Scudder International Portfolio") seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. Investing in foreign securities may involve a greater degree of risk than investing in domestic securities. See the Fund's prospectus for a discussion of the risks involved.

-         TCI  PORTFOLIOS, INC.--TCI GROWTH  (a Twentieth Century
          Fund) seeks capital growth by investing in common stocks (including securities convertible into common stocks) and other securities that meet certain fundamental and technical standards of selection and, in the opinion of TCI Growth's management, have better than average potential for appreciation. TCI Growth tries to stay fully invested in such securities, regardless of the movement of prices generally. The Fund may invest in foreign securities. Foreign investing involves risks that differ from those involved in domestic investing. See the Fund's prospectus for a discussion of these risks.

There  is  no  assurance  that  the  Funds  will  achieve   their
investment objectives. Participants bear the full investment risk of investments in the Funds selected.

Some of the Funds may invest in instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Funds for a discussion of the risks associated with an investment in those funds.

More comprehensive information, including a discussion of potential risks, is found in the current prospectus for each Fund which is distributed with and must accompany this Prospectus. Contract Holders and Participants should read the accompanying prospectuses carefully before investing. Additional prospectuses and the Statements of Additional Information for this Prospectus and each of the Funds can be obtained from the Company's Home Office at the address and telephone number listed on the cover of this Prospectus.

FUND INVESTMENT ADVISERS

The   following  identifies  the   investment  adviser   and  the
subadviser, if any, for each Fund.



         Fund                 Investment Adviser     Subadviser

Aetna Variable Fund         Aetna Life Insurance
                              and Annuity Company
                              (ALIAC)                   --

Aetna Income Shares         ALIAC                       --

Aetna Variable
  Encore Fund               ALIAC                       --







Aetna Investment
  Advisers Fund, Inc.       ALIAC                       --

Aetna Ascent Variable
  Portfolio                 ALIAC                       --

Aetna Crossroads
  Variable Portfolio        ALIAC                       --

Aetna Legacy Variable
  Portfolio                 ALIAC                       --

Alger American              Fred Alger
  Growth Portfolio            Management, Inc.          --

Alger American              Fred Alger
  Small Cap Portfolio         Management, Inc.          --

Calvert Responsibly         Calvert Asset         NCM Capital
  Invested Balanced           Management            Management
  Portfolio                   Company, Inc.         Group, Inc.

Fidelity Contrafund         Fidelity Management
  Portfolio                   & Research Company        --

Fidelity Equity-Income      Fidelity Management
  Portfolio                   & Research Company        --

Fidelity Growth             Fidelity Management
  Portfolio                   & Research Company        --

Fidelity Overseas           Fidelity Management
  Portfolio                   & Research Company        --

Janus Aspen Aggressive      Janus Capital
  Growth Portfolio            Corporation               --

Janus Aspen Balanced        Janus Capital
  Portfolio                   Corporation               --

Janus Aspen Flexible        Janus Capital
  Income Portfolio            Corporation               --

Janus Aspen Growth          Janus Capital
  Portfolio                   Corporation               --

Janus Aspen Short-Term      Janus Capital
  Bond Portfolio              Corporation               --

Janus Aspen Worldwide       Janus Capital
  Growth Portfolio            Corporation               --








Lexington Natural           Lexington Management  Market Systems
  Resources Trust             Corporation           Research
                                                    Advisors,
                                                    Inc.

Neuberger & Berman          Neuberger & Berman    Neuberger &
  Growth Portfolio            Management            Berman
                              Incorporated

Scudder International       Scudder, Stevens
  Portfolio                   & Clark, Inc.             --

TCI Growth                  Investors Research
                              Corporation               --




MIXED AND SHARED FUNDING

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Contracts described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresee any such disadvantages either to variable life insurance or to variable annuity policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

FUND CHANGES

The Company reserves the right, subject to compliance with appropriate state and federal laws, to change the Fund(s) in which the Separate Account invests, and/or replace the shares of any Fund(s) held in the Separate Account with shares of any other Fund(s).

FUND LIMITATIONS

The Contract Holder may decide to offer only a select number of Funds as funding options under its Plan, or may decide to change which Funds it offers. No more than 18 different choices of investment options may be made during the Accumulation Period. See "Transfers and Allocation Changes."

The  Company's current  policy is  to allow  only  Aetna Variable
Fund,  Aetna Income  Shares and  Aetna Investment  Advisers Fund,
Inc. to be used as variable investment options during the Annuity
Period. See "Annuity Period Elections."

                             PURCHASE


THE CONTRACTS

The Contracts are group deferred, variable annuity contracts. Under the Retirement Plus Contract, Contributions may be made by the Contract Holder (generally, the employer) and the Participants. The Contract Holder, or any person designated by the Contract Holder, may exercise the rights under the Retirement Plus Contract. The Contract Holder may, by written direction, allow Participants to select the investment options for the Contract Holder Contributions and Participant Contributions. Under the Voluntary Contract, Contributions may be made only by Participants. Each Participant may exercise the rights under the Voluntary Contract with respect to the Participant's Individual Accounts. See "Contract Rights" and "Miscellaneous."


ELIGIBLE CONTRACT HOLDERS

An organization eligible to establish tax-deferred annuity plans under Section 403(b) or Sections 401(a)/401(k) of the Code may acquire either or both of the Contracts for its Plan by filling out the appropriate master application forms and returning them to the Company or to a Distributor for delivery to the Company. Once we approve the application, a group Contract is issued to the organization as Contract Holder.

PURCHASE BY EXCHANGE

Certain organizations which own contracts issued by the Company may exchange their existing contract(s) for either or both of the Contracts. See Appendix V.

CONTRACT CHARGES AND FEES OPTIONS

Your Contract's charges and fees will depend in part upon the Aggregate Current Value and in part upon choices made by your Contract Holder. Each Contract offers a Contract Holder the flexibility to choose a charges and fees structure during the

Accumulation Period that will best suit the needs of its Participants. For a description of the Contracts' charges and fees, see "Charges and Fees During the Accumulation Period."

RESPONSIBILITIES OF CONTRACT HOLDERS

The Contract Holder is responsible for maintaining all Participant vesting percentages and records, ensuring that the Plan meets certain nondiscrimination requirements imposed by the Code, and ensuring employee Contributions do not exceed the maximum limits imposed by the Code.

If a Contract is used to fund an ERISA Plan, the Contract Holder must:

          (a) provide written certification to the Company of the
          satisfaction  of  applicable  requirements   for  ERISA
          tax-deferred annuity plans, and

          (b)  certify  that  all   distributions  are  made   in
          accordance  with  the  terms   of  the  Plan,  and,  if
          applicable, the requirements of the Code.

ENROLLMENT OF PARTICIPANTS

Employees of the Contract Holder may fill out an enrollment form or forms and return them to the Company or to a Distributor for delivery to the Company for review, acceptance or rejection. The Company must accept or reject an application or enrollment form within two business days of its receipt. If the application or enrollment form is incomplete, the Company may hold it and any accompanying Contribution for five days. Contributions may be held for longer periods only with the consent of the Contract Holder or Participant, pending acceptance of the application or enrollment form. If the application or enrollment form is accepted, a Contract will be issued to the Contract Holder or the Contribution will be accepted under an existing Contract. Any Contribution accompanying the application or enrollment form or received prior to acceptance of the application or enrollment form, will be initially held in the General Account. Initial Contributions held for longer than the five business days will be deposited in the Aetna Variable Encore Fund. Upon acceptance of the application or enrollment form, any Contributions previously received, and interest earned from the Aetna Variable Encore Fund, if any, will be invested pursuant to the allocation instructions contained in the application or enrollment form. If the application or enrollment form is rejected, the application or enrollment form and any Contributions will be returned to the Contract Holder.

After accepting your application, we will establish one or more Individual Accounts to track Contributions and transactions. If you and your employer make Contributions under a Retirement Plus Contract, we may establish an Employee Account and an Employer Account. For any lump sum Contribution under either Contract, we may establish a separate Individual Account for that Contribution.

CONTRIBUTIONS

Under a Contract, Contributions may be made on an installment basis or one or more lump sum Contribution(s) may be made. The Company reserves the right not to accept any Contribution. Each Contribution is forwarded to the Company through a Distributor.

Net Contribution(s) may accumulate (a) on a variable basis by allocation to one or more of the available Funds; (b) on a fixed basis under the GA Account; (c) on a fixed basis under the Fixed Plus Account; and (d) in a combination of any of the available investment options. See Appendix I and Appendix II. The Fixed Account is available only for Net Contribution(s) previously allocated to a fixed account under a contract exchanged for a Contract. See Appendix III. The Net Contribution(s) must be allocated to the respective options in increments of whole percentage amounts.

          Contribution  Limits For  Contracts  Used  with  403(b)
          Plans

The Code imposes a maximum limit on annual Contributions which may be excluded from your gross income. That limit must be calculated in accordance with Sections 403(b), 415 and 402(g) of the Code. In addition, Contributions will be excluded from your gross income only if the 403(b) Plan meets certain Code nondiscrimination requirements. It is the Contract Holder's responsibility to determine compliance with these requirements and other provisions of the Plan. See "Rights Under the Contracts."

          Contribution   Limits   for    Contracts   Used    with
          401(a)/401(k) Plans

The Code imposes a maximum limit on annual Contributions that may be excluded from a Participant's gross income. Such limit must be calculated under the Plan by the Contract Holder in accordance with Sections 402(g) and 415 of the Code. In addition, Contributions will be excluded from a Participant's gross income only if the 401(a)/401(k) Plan meets certain nondiscrimination requirements.

DISTRIBUTION

The Company will serve as Underwriter for the securities sold by this Prospectus. The Company is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). As Underwriter, the Company will contract with one or more registered broker-dealers ("Distributors"), including at least one affiliate of the Company, to offer and sell the Contracts. All persons offering and selling the Contracts must be registered representatives of the Distributors and must also be licensed as insurance agents to sell variable annuity contracts. These registered representatives may also provide services to Participants in connection with establishing their Individual Accounts under a Contract.

Persons offering and selling the Contracts may receive commissions in connection with the sale of a Contract. The sales commission will range from 1% to 4% of the first year Contributions. The Company may also pay renewal commissions on Contributions made after the first year and asset-based service fees. The average of all payments made by the Company is estimated to equal approximately 3% of the total Contributions made over the life of an average Contract. The Company may also reimburse the Distributor for certain expenses. The name of the Distributor and the registered representative responsible for your Individual Account are set forth on your enrollment form. Commissions and sales related expenses are paid by the Company and are not deducted from Contributions. See "Charges and Fees During the Accumulation Period -- Withdrawal Fee."

Occasionally, we may pay commissions and fees to Distributors which are affiliated or associated with the Contract Holder or the Participants. We may also enter into agreements with some entities associated with the Contract Holder or Participants in which we would agree to pay the association for certain services in connection with administering the Contracts. In both these circumstances there may be an understanding that the Distributor or association would endorse the Company as a provider of the Contracts. You will be notified if a Contract is subject to these arrangements.


           DETERMINING INDIVIDUAL ACCOUNT CURRENT VALUE

The Current Value of your Individual Account as of the most recent Valuation Period, is determined by adding the value of any Fund Record Units attributed to the Fund(s) you have selected to the value, with interest earned to date, of any amounts invested in the Fixed Plus Account, the GAA and/or the Fixed Account, less any Maintenance Fee(s) due.


FUND RECORD UNITS

A Contribution that is directed to one or more of the Funds is deposited in the Separate Account and credited to your Individual

Account in the form of Fund Record Units for each Fund selected. The number of Fund Record Units credited is determined by dividing the applicable portion of the Contribution by that Contract's Fund Record Unit value of the appropriate Fund. The value of Fund Record Units attributable to the Funds will be affected by the investment performance, expenses and charges of those Funds. Generally, if the net asset value of the Fund increases, so does the Fund Record Unit value; however, performance of the Separate Account is reduced by charges and fees under a Contract.

The Fund Record Unit value used is that next computed following the date on which a Contribution is received, unless the application has not been accepted. In that event, Contributions will be credited at the Fund Record Unit Value next determined after acceptance of the application. Shares of the Funds are purchased by the Separate Account at the net asset value next determined by the Fund following receipt of Contributions by the Separate Account.

Fund Record Units are valued separately for each Fund. Therefore, if you elect to have a Contribution invested in a combination of Funds, you will have Fund Record Units credited from more than one source.

NET RETURN FACTOR

The value of a Fund Record Unit for any Valuation Period is calculated by multiplying the Fund Record Unit value for the immediately preceding Valuation Period by the net return factor of the appropriate investment option for the Current Valuation Period.

The net return factor is calculated separately for each Fund in which assets of the Separate Account are invested. It is determined by adding 1.0000000 to the net return rate.

The net return rate is equal to:

          (a) The value of the shares of the Fund held by the Separate Account at the end of a Valuation Period;
          minus

          (b) The value of the shares of the Fund held by the Separate Account at the start of the Valuation Period;
          plus or minus

          (c)  Taxes  (or reserves  for  taxes)  on the  Separate
          Account (if any);

          (d) Divided by the total value of the Fund Record Units and Fund Annuity Units of the Separate Account at the start of the Valuation Period;

          (e) Minus a Separate Account charge at an annual effective rate as shown in a Contract for mortality and expense risks and profit and a daily administrative expense charge which will not exceed the amount shown on Contract Schedule I on an annual basis.

The net return rate may be more or less than zero.

TRANSFER CREDITS

If a Contract Holder is transferring to the Company assets held by another provider of funding for a Plan, a transfer credit is applied to the Individual Accounts, subject to certain conditions (and state approval). This benefit is provided on a nondiscriminatory basis if your Contract is eligible. In certain circumstances, a Contract Holder may elect to forego the transfer credit and the Contract will be subject to lower charges and fees. See "Charges and Fees During the Accumulation Period - Option B." The transfer credit will be credited to the Fixed Plus Account. See Appendix II.

Once  transfer  credit  amounts  are applied  to  the  Individual
Accounts, all provisions of the Contract apply. If a transfer credit is due under a Contract, you will be provided with additional information specific to the Contract.


                         CONTRACT RIGHTS

RIGHT TO CANCEL

The Contract Holder may cancel a Contract and you may cancel your interest in a Contract, no later than ten days after receiving it (or as otherwise allowed by state law) by returning it, along with a written notice of cancellation, to us. Within seven days after we receive the Contract and the written notice at our Home Office, we will return your Current Value, unless the laws of the state in which the Contract was issued require that we return Contributions (if greater than your Current Value). In states that do not require a return of Contributions, you bear the entire investment risk for amounts allocated among the variable funding options during the free look period.


RIGHTS UNDER THE CONTRACTS

Your rights and the Contract Holder's rights are set forth in each Contract purchased by the Contract Holder. You should consult with your employer to determine which Contract your employer has purchased and you should refer to that Contract to determine your rights. Benefits payable to you are governed exclusively by the Plan. The Company is not a party to the Plan.

          Rights Under the Retirement Plus Contract

Under the Retirement Plus Contract, the rights rest with the Contract Holder (generally the employer). The Contract Holder may, by written direction, allow Participants to select the investment options for the Employer Account and Employee Account. The exercise of other rights under the Retirement Plus Contract must be made by the Contract Holder on your behalf. You have no rights to direct the Company as to payments under the Contract unless countersigned by the Contract Holder.

For the Retirement Plus Contract, the Contract Holder and each Participant must agree in writing to the terms and conditions of the Contract, to have the Contract Holder make choices under the Contract, and to be bound by the Contract Holder's direction to the Company. See Appendix IV.

          Rights Under the Voluntary Contract

You may make any choices, subject to the terms of your Plan, under the Voluntary Contract with respect to your Individual
Accounts.

          Rights to your Individual Account

For Contracts used with a 403(b) Plan, you have a nonforfeitable right to the value of your Contributions pursuant to Code Section 403(b) and the terms of the Plan as interpreted by the Contract Holder. You have a nonforfeitable right to the value of your Individual Account to which your employer's Contributions are credited pursuant to the terms of, and to the extent of your vested percentage under, the Plan as interpreted by the Contract Holder.

For Contracts used with a 401(a)/401(k) Plan, your right to Contributions derived from your Contributions and, with respect to the Retirement Plus Contract, from your employer's Contributions, must be nonforfeitable in order for the Plan to qualify for favorable tax treatment afforded to 401(a)/401(k) Plans under the Code.




TRANSFERS AND ALLOCATION CHANGES

Before the Annuity Period, the allocation of future Net Contributions among the allowable investment options under a Contract may be changed. There is no limit on the number of these changes. Each Contract also allows any number of transfers of not less than $500 among funding options during the calendar year, without charge. The total number of funding options, however, may not exceed 18 during the Accumulation Period. Each Fund, the Fixed Plus Account, the Fixed Account and each guaranteed term of the GAA, counts as one option, even if amounts are no longer allocated to that option.

Any transfer involving a  Fund will be  based on the Fund  Record
Unit value next determined after we receive a valid request at our Home Office.

Transfers  from the Fixed Plus  Account are limited. See Appendix
I, II and III for more information on transfers from the GAA, the Fixed Plus Account and the Fixed Account.

WITHDRAWALS

Each Contract allows the withdrawal of all or a portion of an Individual Account Adjusted Current Value during the Accumulation Period. To do so, we must receive a properly completed disbursement form in our Home Office. Disbursement forms are available from us and our representatives.

Withdrawals may be requested in one of the following four ways:

- Full Withdrawal from a Contract: The amount paid will be the sum of the Individual Accounts allocated to the Funds, the GAA (plus or minus the Market Value Adjustment), and the Fixed Account, minus any applicable Withdrawal Fee and Maintenance Fee due plus one-fifth of the sum of the Individual Accounts allocated to the Fixed Plus Account*, minus any Fixed Plus Account withdrawals, transfers or annuitizations made in the prior 12 months.

- Full Withdrawal from an Individual Account: The amount paid will be the Individual Account allocated to the Funds, the GAA (plus or minus the Market Value Adjustment), and the Fixed Account, minus any applicable Withdrawal Fee and Maintenance Fee due plus one-fifth of the Individual Account allocated to the Fixed Plus Account*, minus any Fixed Plus Account withdrawals, transfers, loan or annuitizations made in the prior 12 months.**

- Partial Withdrawal (Percentage): The amount paid will be the percentage of the Individual Account Current
          Value  requested minus any applicable Withdrawal Fee.**

          However, amounts withdrawn from the Fixed Plus Account may not exceed 20% minus any Fixed Plus Account *** withdrawals, transfers or annuitizations in the prior
          12 months.

- Partial Withdrawal (Specific Dollar Amount): The amount paid will be the dollar amount requested. However, the amount withdrawn from the Individual Account will equal the dollar amount requested plus any applicable Withdrawal Fee.** The amount withdrawn from the Fixed Plus Account may not exceed 20% minus any Fixed Plus Account *** withdrawals, transfers or annuitizations in the prior 12 months.

*The balance of the amount held in the Fixed Plus Account will be paid in four annual installments. If the withdrawal is due to death, annuitization, or meets other qualifications, the entire amount held in the Fixed Plus Account will be paid in one lump sum (or used to provide Annuity payments) rather than in annual installments. See Appendix II for more information.

**A 20% income tax may be withheld from amounts paid directly to you. See "Tax Status -- Contracts Used with Qualified Plans."

***The 20% limit is waived if the partial withdrawal is due to annuitization or death. See Appendix II for more information.

All amounts paid will be based on Individual Account Current Values as of the end of the Valuation Period in which the request is received, in good order in our Home Office. For any partial withdrawal, unless otherwise requested, partial withdrawals are satisfied by withdrawing amounts on a pro rata basis from each investment option in which the Individual Account is invested.

          Withdrawal Restrictions For  Contracts Used with 403(b)
          Plans

Code Section 403(b) imposes restrictions on full or partial withdrawals from Individual Accounts attributable to: (a) Contributions made on or after January 1, 1989, under a salary reduction agreement, and (b) any earnings on the entire 403(b) Employee Account credited on and after January 1, 1989. Withdrawals of these amounts are allowed only if: (a) you have died, (b) you have become disabled, as defined in the Code, (c) you have attained age 59 1/2, (d) you have separated from service, or (e) it is otherwise allowed by federal law, regulations or rulings. Withdrawals are also allowed if you can prove financial hardship as defined by the IRS, but the withdrawal is limited to the lesser of Contributions attributable to Participant salary reduction contributions made on or after January 1, 1989, or the amount necessary to relieve the hardship. Even if a withdrawal is permitted under these provisions, a 10% federal penalty tax may be assessed on the amount paid to you if it does not otherwise meet the exceptions to the penalty tax provisions. See "Tax Status -- Contracts Used with Qualified
Plans." We must receive certification in writing that one of these conditions has been met before a payment will be made.

The Code permits a full or partial withdrawal of an amount equal to the Employee Account Value as of December 31, 1988 (the "grandfathered" amount), subject to the terms of the 403(b) Plan. Although the Code withdrawal restrictions do not apply to this amount, a 10% federal penalty tax may be assessed on the amount paid to you if it does not otherwise meet the exceptions to the penalty tax provisions. See "Tax Status -- Contracts Used with 403(b) Plans" and "Tax Status -- Contracts used with Qualified Plans."

We believe that the Code withdrawal restrictions do not apply to tax-free transfers pursuant to Revenue Ruling 90-24. We further believe that the withdrawal restrictions will not apply to any "grandfathered" amount which is transferred pursuant to Revenue Ruling 90-24 into another 403(b) Contract. Revenue Ruling 90-24 provides that a direct transfer from one 403(b) investment to another 403(b) investment is not a distribution and is not taxable if, after the transfer, the transferred amounts continue to be subject to the same or more stringent distribution requirements.


REINVESTMENT PRIVILEGE

All or a portion of the proceeds received for the full withdrawal of an Individual Account may be reinvested within 30 days after the withdrawal if allowed by law. Any Maintenance Fee and
Withdrawal Fee charged at the time of the withdrawal on the amount being reinvested will be included in the reinstatement. Any Maintenance Fee which falls due after the withdrawal and before the reinstatement will be deducted from the amount reinstated. Any Market Value Adjustment deducted from GA Account withdrawals will not be included in the reinstatement. Amounts will be reinstated among the Fixed Plus Account, the GA Account, and/or the Fund(s) for the Separate Account in the same proportion as they were at the time of withdrawal. Any amounts reinstated to the GA Account will be credited to terms available during the then-current Deposit Period. The number of Fund Record Units reinstated will be based on the Fund Record Unit Value(s) next computed after receipt in good order at the Company's Home Office of the reinstatement request and the amount to be reinvested.


CONTRACT LOANS

During the Accumulation Period, each Contract used with a 403(b) Plan allows loans from the Individual Account. Under the Retirement Plus Contract, a loan may be restricted to your Employee Account unless the Contract Holder has authorized loans from the value of the Employer Account (check with the Contract Holder to see if this is available). Loans can only be made from the Current Value held in the Funds, the Fixed Plus Account and/or the Fixed Account. See Appendix II and Appendix III. A loan may be obtained by reviewing and reading the terms of your loan application, properly completing a loan request form and submitting it to the Company's Home Office.

         CHARGES AND FEES DURING THE ACCUMULATION PERIOD

The amount of the charges and fees that will be assessed under a Contract will be based upon the charges and fees option selected by the Contract Holder. See "Contract Charges and Fees Options." You should consult your employer to determine which charges and fees option applies to your Individual Accounts.

Based upon its prior experience with similar annuity contracts, the Company has determined that its costs of administering a Contract will fluctuate with the amount of the Aggregate Current Value, the average Contributions per Participant transferred under a Contract, and whether a Withdrawal Fee is charged. The charges and fees for the initial Contract year will be based on the estimated year-end Aggregate Current Value, as determined by the Company.

A Contract Holder may elect whether a Withdrawal Fee will be applicable under a Contract, and if so, whether the Withdrawal Fee will be applicable for a 5-year period or a 10-year period. When a Withdrawal Fee is not charged, the Company has determined that more Individual Account transactions occur, and as a result, in some circumstances the Company imposes a greater administrative expense charge and Maintenance Fee charge. The 5-year period and 10-year period Withdrawal Fees are as follows:

                   Five Year Withdrawal Period

           NUMBER OF YEARS
          INDIVIDUAL ACCOUNT
          HAS BEEN ESTABLISHED               FEE
     ---------------------------             ----
     Less than 1                             5%
     1 or more but less than 2               4%
     2 or more but less than 3               3%
     3 or more but less than 4               2%
     4 or more but less than 5               1%







     5 or more                               0%




                   10 - Year Withdrawal Period

           NUMBER OF YEARS
          INDIVIDUAL ACCOUNT
          HAS BEEN ESTABLISHED               FEE
     ---------------------------             ----
     Less than 5                             5%
     5 or more but less than 7               4%
     7 or more but less than 9               3%
     9 or more but less than 10              2%
     10 or more                              0%



In selecting a charges and fees option, a Contract Holder should consider the composition and needs of its Participants to determine which option is most appropriate.

OPTION A

A Contract Holder may select any of the charges and fees elections under Option A below. Under Option A, a transfer credit may apply to transfers to the Company of assets not previously held by the Company. See "Determining Individual Account Current Value -- Transfer Credits" and Appendix II. If a Contract is purchased by exchange, then for existing participants of the exchanged contract, the Option A charges and fees schedule set forth below with a Withdrawal Fee for 10 years will apply. See Appendix V. New participants of a Contract purchased by exchange, will be subject to the charges and fees schedule selected by the Contract Holder.



       Less           $500,000 $1,000,001 $5,000,001   Greater
       than               to       to         to        than
     $500,000         1,000,000            5,000,000  15,000,000
     $15,000,000








WITHDRAWAL
FEE FOR
10 YEARS

Mortality
and Expense
Charge                   1.25%    1.15%       1.05%        1.00%
0.95%



Administrative
Expense
Charge                   0.25%    0.15%       0.10%        0.05%
0.00%

Maintenance
Fee  $15                 $15      $0          $0           $0







WITHDRAWAL
FEE FOR
5 YEARS

Mortality
and Expense
Charge                   1.25%    1.25%       1.15%        1.10%
1.05%

Administrative
Expense
Charge                   0.25%    0.15%       0.10%        0.05%
0.00%

Maintenance
Fee  $15                 $15      $0          $0           $0

NO WITHDRAWAL
FEE

Mortality
and Expense
Charge                   1.25%    1.25%       1.15%        1.10%
1.05%

Administrative
Expense







Charge                   0.25%    0.20%       0.15%        0.10%
0.05%

Maintenance
Fee  $20                 $20      $10         $10          $10



OPTION B

Charges and fees elections  under Option B are available  only if the Company  will hold all  assets of  the Plans of  the Contract
Holder and if the  Contract Holder is transferring assets  to the
Company  in an amount which  satisfies the then  current rules of
the Company.    This option  is provided  on a  nondiscriminatory
basis if your contract is eligible.  If a Contract Holder selects a  charges and fees election  under Option B,  no transfer credit will apply.

       Less           $500,000 $1,000,001 $5,000,001   Greater
       than               to       to         to        than
     $500,000         1,000,000            5,000,000  15,000,000
     $15,000,000


WITHDRAWAL
FEE FOR
10 YEARS

Mortality
and Expense
Charge                   1.15%    1.05%       .95%         0.90%
 .85%

Administrative
Expense
Charge                   0.25%    0.15%       0.10%        0.05%
0.00%

Maintenance
Fee  $15                 $15      $10         $5           $0

WITHDRAWAL
FEE FOR
5 YEARS

Mortality
and Expense







Charge                   1.15%    1.15%       1.05%        1.00%
0.95%

Administrative
Expense
Charge                   0.25%    0.15%       0.10%        0.05%
0.00%

Maintenance
Fee  $15                 $15      $10         $5           $0

NO WITHDRAWAL
FEE

Mortality
and Expense
Charge                   1.15%    1.15%       1.05%        1.00%
0.95%

Administrative
Expense
Charge                   0.25%    0.20%       0.15%        0.10%
0.05%

Maintenance
Fee  $20                 $20      $10         $10          $10


The following describes the charges and fees that we may deduct during the Accumulation Period from the Individual Accounts under each Contract.


ANNUAL MAINTENANCE FEE

An annual Maintenance Fee is charged for each Participant and is deducted from the sum of the Current Value of your Individual Accounts under a Contract. This fee is to reimburse the Company for some of its administrative expenses relating to the establishment and maintenance of the Individual Account. Because the annual Maintenance Fee is based, in part, on the amount of the Aggregate Current Value, the annual Maintenance Fee may change from year to year.

The Maintenance Fee is deducted from your Individual Accounts on the Contract anniversary date (or, if not a Valuation Date, on the next Valuation Date). Under the Retirement Plus Contract, the Contract Holder may elect that the entire Maintenance Fee be deducted from only one Individual Account -- either the Employee Account or the Employer Account. Alternatively, the Maintenance Fee may be billed to the employer at or prior to such deduction under the Retirement Plus Contract. A Maintenance Fee, to the extent permitted by state law, is also deducted upon the full withdrawal of a Participant's Individual Accounts. No Maintenance Fee is deducted from a separate Individual Account established for the purpose of a lump sum contribution. We deduct this fee from each investment option in the same proportion that the values held under each option have to the total value under the Individual Account.

WITHDRAWAL FEE

There are no deductions from Contributions for sales commissions or related expenses. Sales commissions and expenses are advanced by the Company and recovered out of any Withdrawal Fees or, if Withdrawal Fees are insufficient, out of its profits from investment activities, including the mortality and expense risk charges under a Contract. The total amount deducted for the Withdrawal Fee will not exceed 8.5% of the Contributions made to an Individual Account. For sales commissions paid in connection with the sale of a Contract, see "Contract Purchase -- Distribution." If applicable, the Withdrawal Fee will apply to withdrawals from the Funds, the GA Account or the Fixed Account. No Withdrawal Fee will be deducted from the Fixed Plus Account. There are additional restrictions and deductions on withdrawals. See "Contract Rights -- Withdrawals."

A Withdrawal Fee is not deducted from any portion of the Individual Account Current Value under a Contract which is:

          (a) withdrawn due to the Participant's separation from service with the Contract Holder (the Contract Holder must submit documentation satisfactory to the Company confirming the Participant is no longer providing services to the employer);

          (b)  applied  to  provide   Annuity  benefits  under  a
          Contract;

          (c) withdrawn on or after the tenth anniversary of the effective date of the Individual Account if a ten-year duration for Withdrawal Fees has been elected on or after the fifth anniversary if a five-year duration has been elected;

          (d) paid due to the death of the Participant before Annuity payments under a Contract begin;

          (e) withdrawn due to the election of any additional withdrawal option under a Contract (see "Additional
          Withdrawal Options");

          (f) withdrawn due to financial hardship, as specified in the Code;

          (g) paid where the Individual Account Value is $3,500 or less and no amount has been withdrawn, taken as a loan or used to purchase Annuity benefits during the prior 12 months; or

          (h) paid in an amount of up to 10% of the Individual Account Current Value. This applies only to the first partial withdrawal in each calendar year. The 10% amount will be calculated using the Individual Account Current Value on the date the request is received, in good order, in the Home Office. This provision is available to Participants who are between the ages of 59 1/2 and 70 1/2. Any loans outstanding on an Individual Account are excluded from the Individual Account Current Value when calculating the 10% amount. This provision is not applicable to a full withdrawal of the Individual Account, or to partial withdrawals due to loan defaults. See "Contract Rights -- Contract Loans." This provision may not be exercised if SWO is elected. See "Additional Withdrawal Options."

Although no Withdrawal Fee is deducted in the above instances, the amount withdrawn may, however, be subject to the 10% federal penalty tax. See "Tax Status -- Contracts Used with 403(b) Plans" and "Tax Status -- Contracts Used with Qualified Plans."



MORTALITY AND EXPENSE RISK CHARGES

We make a daily deduction from any portion of an Individual Account Current Value allocated to the Funds under a Contract for mortality and expense risks. The mortality risk charge is to compensate us for the risk we assume when we promise to continue making payments for the lives of individual Annuitants according to Annuity rates specified in the tables at the time Annuity payments begin. The expense risk charge is to compensate us for the risk that actual expenses for costs incurred under a Contract will exceed the maximum costs that can be charged under the Contract. Because it is based, in part, on the amount of the Aggregate Current Value, the charge for mortality and expense risks may change from year to year.

Based on our actuarial determination, we do not anticipate that the Withdrawal Fee will cover all sales and administrative expenses which we will incur in connection with a Contract. Also, we do not intend to profit from either the annual Maintenance Fee or the administrative expense charge, if imposed. We do hope to profit from the daily deduction for mortality and expense risks.

Any such profit, as well as any other profit realized by us and held in the general account (which supports insurance and annuity obligations), would be available for any proper corporate purpose, including, but not limited to, payment of sales and distribution expenses.

ADMINISTRATIVE EXPENSE CHARGE

We deduct a daily charge for administrative expenses from any portion of an Individual Account Current Value allocated to the Funds to reimburse the Company for some of the expenses we incur for administering a Contract. Because it is based, in part, on the amount of the Aggregate Current Value, the administrative expense charge may change from year to year.


FUND EXPENSES

Each Fund has an investment adviser. An investment advisory fee, based on the Fund's average net assets, is deducted from the assets of each Fund and paid to the investment adviser.

Most expenses incurred in the operations of the Funds are borne by that Fund. Fund advisers may reimburse the Funds they advise for some or all of these expenses. For further details of each Fund's expenses, you and the Contract Holder should read the accompanying prospectus for each Fund and refer to the Fee Table in this Prospectus.




PREMIUM AND OTHER TAXES

Several states and municipalities impose a premium tax on Annuities. Currently such taxes range from 0% to 4%. The Company reserves the right to deduct premium tax against Contributions or Current Values at any time, but no earlier than when due under state law. The Company's current practice is to deduct for premium taxes at the time of complete withdrawal or annuitization. In addition to premium tax, the Company reserves the right to assess a charge for any state or federal taxes due against a Contract or the Separate Account assets.


            CHARGES AND FEES DURING THE ANNUITY PERIOD

This section describes the charges and fees that we may deduct during the Annuity Period.

MORTALITY AND EXPENSE RISK CHARGES

During the Annuity Period a daily charge for mortality and expense risks equal to an annual effective rate of 1.25% may be deducted from any portion of an Individual Account allocated to the Funds.

ADMINISTRATIVE EXPENSE CHARGE

During the Annuity Period, a daily charge for administrative expenses equal to an annual effective rate of up to 0.25% is deducted from any portion of an Individual Account under a Contract allocated to the Funds.

WITHDRAWAL FEE

A Withdrawal Fee will apply during the Annuity Period if a non-lifetime Annuity Option is elected on a variable basis and the remaining value is withdrawn before 5 years of Annuity payments have been completed. See "Annuity Period -- Annuity Options."


                  ADDITIONAL WITHDRAWAL OPTIONS

The Company offers certain withdrawal options under each Contract that are not considered annuity options ("Additional Withdrawal Options"). To exercise these options, the Current Value must meet the minimum dollar amounts and you must satisfy the age criteria applicable to that option.

The Additional Withdrawal Options currently available under the Contract include the following:

          - SWO - Systematic Withdrawal Option. SWO is a series of partial withdrawals from your Individual Account based on a payment method you select. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under a Contract. (This option may not be elected if you have an outstanding contract loan).

          - ECO - Estate Conservation Option. ECO offers the same investment flexibility as SWO but is designed for those who want to receive only the minimum distribution that the Code requires each year. Under ECO, the Company calculates the minimum distribution amount required by law at age 70 1/2 or retirement, if later, for governmental or church plans, and pays you that amount once a year. (See "Tax Status.")

Other Additional  Withdrawal Options  may be added  from time  to
time.   Additional information relating  to any of the Additional

Withdrawal Options may be obtained from your local representative or from the Company at its Home Office. For Contracts issued in the state of New York, no Market Value Adjustment will be imposed on withdrawals from the GA Account for SWO or ECO.

If one of the Additional Withdrawal Options is selected, your Account will retain all of the rights and flexibility permitted under the Contract during the Accumulation Period. Your Current Account Value will continue to be subject to the charges and deductions described in this Prospectus.

Once elected, an Additional Withdrawal Option, may be revoked at any time by submitting a written request to our Home Office. Once an option is revoked, it may not be elected again, nor may any other Additional Withdrawal Options be elected unless permitted by the Code. The Company reserves the right to discontinue the availability of one or all of those Additional Withdrawal Options at any time, and/or to change the terms of future elections.

                          ANNUITY PERIOD

ANNUITY PERIOD ELECTIONS

We must receive in writing the Annuity start date and Annuity option you have elected (for details, see the Statement of Additional Information). Until a date and option are elected, your Individual Accounts will continue in the Accumulation Period.

We must receive written notice at least 30 days before Annuity payments begin electing or changing (a) the date on which Annuity payments are to begin, (b) the Annuity option, (c) whether the payments are to be made monthly, quarterly, semiannually or annually, and (d) the investment option(s) used to provide Annuity payments (i.e., a fixed annuity using the general account, Aetna Variable Fund, Aetna Income Shares, Aetna Investment Advisers Fund, Inc., or any combination thereof). No other variable Funds may currently be used as investment options during the Annuity Period. Once Annuity Payments begin, the Annuity Option may not be changed, nor may transfers be made among funding options.

If Annuity payments are to be made on a variable basis, the first and subsequent payments will vary depending on the assumed net investment rate (3 1/2% per annum, unless a 5% annual rate is elected). Selection of a 5% rate causes a higher first payment, but Annuity payments will increase thereafter only to the extent the net investment rate exceeds 5% on an annualized basis. Annuity payments would decline if the rate were below 5%. Use of the 3 1/2% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate. (See the Statement of Additional Information for details regarding the selection of a net investment rate.)

No election may be made that would result in a first Annuity payment of less than $20 or total yearly Annuity payments of less than $100. If the combined value of the Employer and Employee Accounts is insufficient to elect an option for the minimum amount specified, a lump sum payment must be elected.

When payments start, the age of the Annuitant plus the number of years for which payments are guaranteed must not exceed 95.

Annuity payments may not extend beyond (a) your life, (b) the joint lives of you and your Plan beneficiary, (c) a period certain greater than your life expectancy, or (d) a period certain greater than the joint life expectancies of you and your Plan beneficiary.

Section 401(a)(9) of the Code has required minimum distribution rules for 403(b) Plans. Under such rules, generally, distributions of the Individual Account Current Value attributable to contributions made on and after January 1, 1987 and any of the earnings on the entire Individual Account after that date must begin by April 1 of the calendar year following the year in which you attain age 70 1/2. However, for governmental and church 403(b) Plans, distributions on these amounts must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later. Distributions of the Individual Account Current Value as of December 31, 1986 must generally begin by age 75. In addition, distributions must be in a form and amount sufficient to satisfy the Code requirements.


Section 401(a)(9) of the Code also has required minimum distribution rules for 401(a)/401(k) Plans. Under such rules, distribution of the entire Individual Account Current Value must be made, or must begin no later than April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2. However, for Participants in governmental or church plans, or for Participants who attained age 70 1/2 prior to January 1, 1988, distribution must be made, or begin by April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2 or retires, whichever occurs later. In addition, distributions must be in a form and amount sufficient to satisfy the Code requirements.

In determining the amount of benefit payments, the minimum distribution incidental death benefit rule described in IRS regulations* must be satisfied. This distribution rule does not apply to certain 403(b) Plans if Annuity Option 4 is elected and your spouse is the second Annuitant. See "Annuity Period -- Annuity Options."

You will be subject to a 50% federal penalty tax on the amount of distribution required each year that is not distributed under the Code's minimum distribution rules.

*This rule assures that any death benefits payable under the Plan are incidental to the primary purpose of the Plan which is to provide retirement benefits to the Participant. The amount to be distributed under this rule is determined based on the Participant's age and tables contained in the IRS regulations.

If you elect a Variable Annuity Option, your Individual Account will be allocated to the Separate Account and the Company will make a daily deduction for mortality and expense risks. See "Charges and Fees During the Accumulation Period - Mortality and Expense Risk Charges." Therefore, electing the nonlifetime option on a variable basis will result in a deduction being made even though the Company assumes no mortality risk. During the Accumulation Period, the Company will also deduct daily a charge for administrative expenses. See "Charges and Fees During the Annuity Period -- Administrative Expense Charge."

ANNUITY OPTIONS

          Option 1 -- Payments of Interest on Sum Left with the Company -- This Option may be used only by the Plan beneficiary when the Participant dies before the Company has started paying an Annuity. A portion or all of the sum paid upon death may be held under this Option and will be held in the General Account of the Company at interest. Under this Option, the Company will:

          a) pay a portion or all of the sum held by the Company; or

          b) apply a portion or all of the sum held by the Company to any Annuity Option below upon receipt of written direction on a form acceptable to the Company.

          If the Plan beneficiary is the Participant's surviving spouse, the lump-sum payment may be deferred to a date not later than when the Participant would have attained age 70 1/2.

          If  the Plan beneficiary is not  a spouse, the Contract
          Holder must tell the Company to pay the full sum within 5 years after the death of the Participant.

          Option 2 -- Payments for a Stated Period of Time --  An
          Annuity  will be  paid for  the number of  years chosen
          (See Contract Schedule II).

          If payments for this option are made under a Variable Annuity, the present value of any remaining payments may be withdrawn at any time. If a withdrawal is requested prior to the minimum number of years specified on Contract Schedule II, it will be subject to any withdrawal fee, if applicable (See Contract
          Schedule I).

          Option 3 -- Life Income -- An Annuity will be paid for the life of the Annuitant. The Company may also guarantee payments for 60, 120, 180, or 240 months if so directed by the Contract Holder.

          Option 4 -- Life Income based upon the lives of two Annuitants -- An Annuity will be paid during the lives of the Annuitant and a second Annuitant. Payments will continue until both Annuitants have died. When this option is chosen, a choice of the following must be made:

          a) 100% of the payment to continue after the first death;

          b) 66 2/3% of the payment to continue after the first death;

          c) 50% of the payment to continue after the first death;

          d) Payments for a minimum of 120 months, with 100% of the payment to continue after the first death; or

          e) 100% of the payment to continue at the death of the second Annuitant and 50% of the payment to continue at the death of the Annuitant.



In addition to the Annuity options described above, we may make optional methods of payment available to you and other payees.


Payments under any lifetime Annuity option will be determined without regard to the sex of the Annuitant(s). Such Annuity payments will be based solely on the age of the Annuitant(s).

If a lifetime option is elected without a guaranteed minimum payment period, it is possible that only one Annuity payment will be made if the Annuitant under Option 3, or the surviving Annuitant under Option 4, should die prior to the due date of the second Annuity payment.


Once lifetime Annuity payments begin, neither the Contract Holder nor the Annuitant can elect to receive a lump sum settlement.


                          DEATH BENEFIT


ACCUMULATION PERIOD


A portion or all of any death proceeds may be (a) paid to the Plan beneficiary in a lump sum; (b) applied to any of the Annuity Options; (c) subject to applicable provisions of the Code, left in the variable investment options; (d) if the beneficiary is your spouse, paid under an Additional Withdrawal Option; or (e) subject to applicable provisions of the Code, left on deposit in the Company's general account and the beneficiary may receive monthly, quarterly, semiannual or annual interest payments at the interest rate then currently being credited on such deposits. The balance on deposit can be withdrawn at any time or applied under any Annuity Option. See "Annuity Period -- Annuity Options." Any lump sum payment paid during the Accumulation Period or under the applicable lifetime or nonlifetime Annuity options will normally be made within seven calendar days after proof of death acceptable to the Company and a request for payment on a form acceptable to the Company is received at our Home Office in good order.


Until the election of method of payment, amounts will remain invested as they were before the death, and the beneficiary will assume all nonforfeitable rights under a Contract. The Code requires that distributions begin within a certain time period. If the Plan beneficiary is your surviving spouse and the Plan allows, the Plan beneficiary has until you would have attained age 70 1/2 to begin Annuity payments, to receive a lump sum distribution, or to begin receiving distributions under an Additional Withdrawal Option. If your Plan beneficiary is not your surviving spouse, either Annuity payments must begin by December 31 of the year following the year of your death, or the entire value must be distributed by December 31 of the fifth year following the year of your death. In no event may payments to any Plan beneficiary extend beyond the life of the Plan beneficiary or any period certain greater than the Plan beneficiary's life expectancy. Failure to commence distribution within the above time periods can result in tax penalties.


If a lump sum distribution is elected, the Plan beneficiary will receive the value of the Individual Account determined as of the Valuation Period in which proof of death acceptable to us and a request for payment on a form acceptable to the Company is received at our Home Office in good order. The distribution is taxed in the same manner as a full surrender. If an Annuity Option is elected, the value applied to the Annuity Option is determined in the same manner, and the proceeds are taxed in the same manner as the annuity payments. If amounts are left in the variable investment options, the Individual Account Current Value will continue to be affected by the investment performance of the investment option(s) selected. If amounts are left on deposit in the general account, the principal amount is guaranteed, but interest payments may vary. In general, regardless of the method of payment, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments. (See "Tax Status.")



ANNUITY PERIOD


If an Annuitant dies after Annuity payments have begun, any death benefit payable will depend upon the terms of a Contract and the Annuity option selected.


If Annuity option 3 or 4 was elected without a guaranteed minimum payment period under a Contract, Annuity payments will cease upon the death of the Annuitant under a Life Annuity or the death of the surviving Annuitant under (i), (ii), (iii) or (v) of option 4.


Under a Contract, if Annuity option 3 or 4 was elected with a guaranteed minimum payment period and the death of the second Annuitant under Annuity option 3 or the surviving Annuitant under
(iv) of Annuity option 4 occurs prior to the end of that period, we will pay to the person designated by the Contract Holder in a lump sum (unless otherwise requested) the present value of the guaranteed Annuity payments remaining. Such value will be determined as of the Valuation Period in which proof of death acceptable to us and a request for payment are received at our Home Office. The value will be reduced by any payments made after the date of death.

If Annuity option 3 was elected under a Contract and the Annuitant dies before all guaranteed payments are made, the value of any remaining payments may be paid in a lump sum to your Plan beneficiary and no Withdrawal Fee will be imposed. Such value will be determined as of the Valuation Period in which proof of death acceptable to us and a request for payment on a form acceptable to the Company are received at our Home Office in good order.


If the Annuitant dies after Annuity payments have begun and if there is a death benefit payable under the Annuity option elected, the remaining values must be distributed to your designated Plan beneficiary at least as rapidly as under the original method of distribution.


Any lump sum payment paid under the applicable lifetime or nonlifetime Annuity options will normally be made within seven calendar days after proof of death, acceptable to us, and a request for payment are received at our Home Office.



                            TAX STATUS


INTRODUCTION


The following discussion is a general discussion of federal income tax considerations relating to a Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contracts. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction.


This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). The tax treatment of annuities may change by legislation or other means (such as IRS
regulations,   revenue   rulings,   judicial  decisions,   etc.).
Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contracts may be purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under Sections 403(b) or 401(a) of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Annuity Payments, and on the economic benefit to the Contract Holder, the Annuitant, or the Beneficiary may depend on the tax status of the individual concerned.


The Company makes no attempt to provide more than general information about use of either Contract with the various types of retirement plans. Contract Holders and participants under retirement plans as well as annuitants and beneficiaries are cautioned that the rights of any person to any benefits under a Contract may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of a Contract. Contract Holders are responsible for determining that contributions, distributions and other transactions with respect to a Contract satisfy applicable law. Purchasers of a Contract for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract.


TAXATION OF THE COMPANY


The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operation forms a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.


Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAX STATUS OF THE CONTRACTS


In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. One of the circumstances that has raised this issue is the number of funding options available under the Contracts. The Company reserves the right to modify the Contracts as necessary to attempt to prevent a Contract Holder from being considered the owner of a pro rata share of the assets of the Separate Account.


CONTRACTS USED WITH 403(b) PLANS


The Contracts are designed for use with Section 403(b) plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.


Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A Contract issued as a tax-deferred annuity under Section 403(b) will be amended as necessary to conform to the requirements of the Code.


In order to be excludable from your taxable income, your total annual contributions to Section 403(b) plans cannot exceed either of two limits set by the Code. The first limit, under Section 415, is generally the lesser of 25 percent of your compensation or $30,000. This limit applies to all your own contributions, your employer's contributions under the Plan on your behalf, and, if you are in control of the employer as defined in the Code, contributions under certain other retirement plans. The second limit, which is the exclusion allowance under Section 403(b) of the Code, is usually calculated according to a formula that takes account of your length of employment, any pretax contributions you and your employer have already made under the Plan, and pretax contributions to certain other retirement plans. There is also a third limit that specifically limits your salary reduction contributions to the Plan to no more than $9,500 annually (subject to indexing); your own limit may be lower.


Code  Section 403(b)(11)  restricts  the distribution  under Code
Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.


The Code also has required distribution rules for Section 403(b) plans. Distributions of amounts as of December 31, 1986, generally must begin by age 75. Distributions attributable to contributions made on or after January 1, 1987, and any earnings on the entire Individual Account on or after that date, must begin by (1) for governmental or church plans, April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2 or retires, whichever occurs later, or (2) for all other plans, April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. To comply with these provisions, distributions must be in a form and amount sufficient to satisfy the minimum distribution rules and the minimum distribution incidental death benefit rules specified in IRS regulations. In general, annuity payments may not extend beyond your life, the joint lives of you and your beneficiary, a period certain greater than your life expectancy, or a period certain greater than the joint life expectancies of you and your beneficiary. If you die after the required minimum distributions have commenced, distributions to your beneficiary must be made at least as rapidly as under the method of distribution in effect at the time of your death.


If you die before the required minimum distributions have commenced, distribution to your beneficiary generally must either commence as an annuity within one year or be completed within five years, subject to certain special rules. If distributions are taken in excess of the minimum required distribution, the Company will no longer maintain the grandfathered amount. See "Contract Rights -- Withdrawals."

All distributions will be taxed as they are received unless you made a rollover contribution of the distribution to another
Section 403(b) plan or an individual retirement account ("IRA") in accordance with the Code, or unless you have made after tax contributions to the plan, which are not taxed upon distribution. The Code has specific rules that apply, depending on the type of distribution received, if after-tax contributions were made.
In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments, except that a limited death benefit exclusion may apply.


Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients generally are provided the opportunity to elect not to have tax withheld from distributions. Certain distributions from Section 403(b) tax-sheltered annuities are subject to mandatory federal income tax withholding. We will report to the IRS the taxable portion of all distributions.


CONTRACTS USED WITH "QUALIFIED" PLANS


The Contracts are designed for use with certain types of retirement plans that qualify for favorable tax treatment under
Section 401(a) of the Code ("Qualified Plans"). Code section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.


The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.


In the case of a withdrawal under a Contract paid to a plan participant or beneficiary, including withdrawals under the

Systematic Withdrawal Option or the Estate Conservation Option, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible contributions paid by or on behalf of any individual's total accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible contributions paid by or on behalf of any individual. For a Contract issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a qualified plan.


In general, only the portion of the Annuity payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity payments is taxable. For Variable Annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For Fixed Annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity payments for the term of the payments; however, the remainder of each Annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity payments is taxable.


Pension distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients generally are provided the opportunity to elect not to have tax withheld from distributions. However, certain distributions are subject to mandatory federal income tax withholding.


PENALTY TAX ON CERTAIN DISTRIBUTIONS


The Code generally imposes a 10% penalty tax on the taxable portion of any distribution from a 403(b) plan or a Qualified Plan unless (a) made when you have attained age 59 1/2, (b) attributable to your disability, (c) made to a beneficiary or your estate on or after your death, (d) made when you have attained age 55 and have separated from service with the plan sponsor, (e) the distribution amount is rolled over into another
Section 403(b) plan or an IRA in accordance with the terms of the Code, or (f) the distribution amount is annuitized over your life or life expectancy or the joint lives or life expectancies of you and your plan beneficiary, provided you have separated from service with the plan sponsor. In addition, the penalty tax is abated for the amount of a distribution equal to unreimbursed medical expenses incurred by you that qualify for deduction as specified in the Code. The Code may impose other penalty taxes in other circumstances.


OTHER TAX CONSEQUENCES


As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax consequences not discussed in this Prospectus. A competent tax advisor should be consulted for further information.

                          MISCELLANEOUS


VOTING RIGHTS


Each Contract Holder may direct us in the voting of shares at meetings of shareholders of the appropriate Fund(s). The number of votes to which each Contract Holder may give direction will be determined as of the record date.


The number of votes each Contract Holder is entitled to direct with respect to a particular Fund during the Accumulation Period is equal to the portion of the sum of all Current Values of a Contract attributable to that Fund divided by the net asset value of one share of that Fund. During the Annuity Period, the number of votes is equal to the Valuation Reserve applicable to the portion of a Contract attributable to that Fund, divided by the net asset value of one share of that Fund. In determining the number of votes, fractional votes will be recognized. Where the value of a Contract or Valuation Reserve relates to more than one Fund, the calculation of votes will be performed separately for each Fund.


Participants and Annuitants have a fully vested (100%) interest in the value of the Individual Accounts which are credited with Participant Contributions. Participants and Annuitants also have a nonforfeitable (vested) right to the value of the Employer Account pursuant to the terms of, and to the extent of their vested percentage under the Plan. Therefore, such Participants and Annuitants may instruct the Contract Holder how to direct us to cast the votes for the portion of the Current Value or Valuation Reserve attributable to their Individual Accounts. Votes attributable to those Participants and Annuitants who do not instruct the Contract Holder will be cast by us in the same proportion as votes for which instructions have been received by the Contract Holder. Votes attributable to Contract Holders who do not direct us will be cast by us in the same proportion as the votes for which we have received directions.


Contract Holders, or Participants and Annuitants entitled to instruct the casting of votes, will receive a notice of each meeting of shareholders, together with any proxy solicitation materials, and a statement of the number of votes attributable to their participation under a Contract and stating the right to instruct the Contract Holder how such votes shall be cast.

MODIFICATION OF THE CONTRACTS


Only an authorized officer of the Company may change the terms of this Contract. The Company reserves the right to modify this Contract to meet the requirements of applicable state and federal laws or regulations. The Company will notify the Contract Holder and Participants in writing of any changes.


The Company may change the tables for determining the amount of Annuity benefit payments without Contract Holder consent. Such a change will not become effective earlier than twelve months after
(1) the effective date of the Contract, or (2) the effective date of a previous change. The Company will notify the Contract Holder in writing at least thirty (30) days before the effective date of the change. The change will apply to all current and future Individual Accounts.


NONPARTICIPATING CONTRACTS


The Contracts are nonparticipating contracts.


CONTRACT HOLDER INQUIRIES


A Contract Holder or a Participant may direct inquiries to a local representative of the Distributor or may write directly to us at the address shown on the cover page of this prospectus.


TELEPHONE TRANSFERS


Subject to the Contract Holder's approval, the Participant automatically has the right to make transfers among Funds by telephone. We have enacted procedures to prevent abuses of
Individual Account transactions by telephone. The procedures include requiring the use of a personal identification number
(PIN) to execute transactions. The Participant is responsible for safeguarding his or her PIN, and for keeping Individual Account information confidential. If the Company fails to follow its procedures, it would be liable for any losses to the Participant's Individual Account resulting from the failure. To ensure authenticity, we record all calls requesting transfers on the 800 line. Note: all Individual Account information and transactions permitted are subject to the terms of the Plan(s).

PAYMENTS


Payments for withdrawal requests (subject to the limitations on withdrawals from the Fixed Plus Account described in Appendix II) will be made in accordance with SEC requirements, but normally not later than seven calendar days after a properly completed disbursement form is received at our Home Office or within seven calendar days of the date the withdrawal form may specify. Payments may be delayed for: (a) any period in which the New York Stock Exchange ("Exchange") is closed (other than customary weekend and holiday closings) or in which trading on the Exchange is restricted; (b) any period in which an emergency exists where disposal of securities held by the funds is not reasonably practicable or is not reasonably practicable for the value of the assets of the Funds to be fairly determined; or (c) such other periods as the SEC may by order permit for the protection of Contract Holders and Participants. The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.


TRANSFER OF OWNERSHIP; ASSIGNMENT


Unless contrary to applicable law, assignment of a Contract or an Individual Account is prohibited.


LEGAL PROCEEDINGS


We know of no material legal proceedings pending to which the Separate Account is a party, nor which would materially affect the Separate Account.


LEGAL MATTERS


The validity of the securities offered by this Prospectus has been passed upon by Susan E. Bryant, Esq., Counsel to the Company.

    STATEMENT OF ADDITIONAL INFORMATION -- TABLE OF CONTENTS


The following items are the contents of the Statement of Additional Information:



General Information and History . . . . . . . . . . . . . . . B-2
Variable Annuity Account C  . . . . . . . . . . . . . . . . . B-3

Offering and Purchase of Contracts  . . . . . . . . . . . . . B-5
Performance Data

  General . . . . . . . . . . . . . . . . . . . . . . . . . . B-5
  Average Annual Total Return Quotations  . . . . . . . . . . B-6

Annuity Payments  . . . . . . . . . . . . . . . . . . . . .  B-12
Sales Material  . . . . . . . . . . . . . . . . . . . . . .  B-13

Independent Auditors  . . . . . . . . . . . . . . . . . . .  B-14
Financial Statements of the Separate Account  . . . . . . . . S-1

Financial Statements of Aetna Life Insurance and Annuity Company  F-1




                            APPENDIX I


GUARANTEED ACCUMULATION ACCOUNT


THE GAA IS A CREDITED INTEREST OPTION AVAILABLE DURING THE ACCUMULATION PERIOD UNDER THE CONTRACTS. CONTRACT HOLDERS AND PARTICIPANTS SHOULD READ THE ACCOMPANYING GAA PROSPECTUS CAREFULLY BEFORE INVESTING. THIS APPENDIX IS A SUMMARY OF THE GAA AND IS NOT INTENDED TO REPLACE THE GAA PROSPECTUS. AMOUNTS ALLOCATED TO THE GAA ARE HELD IN A NONINSULATED, NONUNITIZED SEPARATE ACCOUNT.


The GAA is a credited interest option in which we guarantee stipulated rates of interest for stated periods of time on amounts directed to the GAA. The interest rate stipulated is an annual effective yield; that is, it reflects a full year's interest. Interest is credited daily at a rate that will provide the guaranteed annual effective yield over the period of 1 year. This option guarantees the minimum interest rate specified in a Contract.


During a specified period of time, amounts may be applied to any or all available Guaranteed Terms within the Short-Term and Long-Term Classifications. The Short-Term Classification consists of all Guaranteed Terms of 3 years or less and the Long-Term Classification consists of all Guaranteed Terms of 10 years or less, but greater than 3 years.


Withdrawals or transfers from a Guaranteed Term prior to the end of that Guaranteed Term may be subject to a Market Value Adjustment ("MVA"). An MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. When interest rates increase after the date of deposit, the value of the investment decreases, and the MVA is negative. Conversely, when interest rates decrease after the date of deposit, the value of the investment increases, and the MVA is positive. It is possible that a negative MVA could result in the Participant receiving an amount that is less than the amount paid into the GAA.


As a Guaranteed Term matures assets accumulating under the GAA may be (a) transferred to a new Guaranteed Term, (b) transferred to the other available investment options, or (c) withdrawn.
Amounts withdrawn may be subject to a Withdrawal Fee and/or tax penalties and/or withholding.

By notifying us at our Home Office at least 30 days before the Annuity payments begin, you may elect to have amounts which have been accumulating under the GAA transferred to one or more of the Funds available during the Annuity Period, to provide Variable Annuity payments. The GAA cannot be used as an investment option during the Annuity Period.



MORTALITY AND EXPENSE RISK CHARGES


The Company makes no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited rate.


TRANSFERS


Amounts applied to a Guaranteed Term during a deposit period may not be transferred to any other funding option or to another
Guaranteed Term during that deposit period or for 90 days after the close of that deposit period. Transfers are permitted from Guaranteed Terms of one Classification to available Guaranteed Terms of another Classification. The Company will apply an MVA to the GAA transfers made prior to the end of a Guaranteed Term. Transfers of the GAA values due to a maturity are not subject to an MVA.


CONTRACT LOANS


Loans may not be made against amounts held in the GAA, although such value is included in determining the value of the Individual
Account against which a loan may be made.


REINVESTMENT PRIVILEGE


If amounts are withdrawn from the GAA and reinvested they will be applied to the current deposit period. Amounts are proportionately reinvested to the Classifications in the same manner as they were allocated before the withdrawal. Any negative MVA amount applied to a withdrawal is not included in the reinvestment.

                           APPENDIX II


FIXED PLUS ACCOUNT


THE FIXED PLUS ACCOUNT IS AN INVESTMENT OPTION AVAILABLE DURING THE ACCUMULATION PERIOD UNDER THE CONTRACTS. THE FOLLOWING SUMMARIZES MATERIAL INFORMATION CONCERNING THE FIXED PLUS ACCOUNT THAT IS OFFERED AS AN OPTION UNDER THE CONTRACTS. ADDITIONAL INFORMATION MAY BY FOUND IN YOUR CERTIFICATE OR CONTRACT. AMOUNTS ALLOCATED TO THE FIXED PLUS ACCOUNTS ARE HELD IN THE COMPANY'S GENERAL ACCOUNT THAT SUPPORTS INSURANCE AND ANNUITY OBLIGATIONS. INTERESTS IN THE FIXED PLUS ACCOUNT HAVE NOT BEEN REGISTERED WITH THE SEC IN RELIANCE ON EXEMPTIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED. DISCLOSURE IN THIS PROSPECTUS REGARDING THE FIXED PLUS ACCOUNT, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF THE STATEMENTS. DISCLOSURE IN THIS APPENDIX REGARDING THE FIXED PLUS ACCOUNT HAS NOT BEEN REVIEWED BY THE SEC.


FIXED PLUS ACCOUNT


This option guarantees that amounts allocated to this option will earn the minimum Fixed Plus interest rate specified in a Contract. We may credit a higher interest rate from time to time. The Company's determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing Net Contribution values and promising a minimum interest rate and Annuity payment.


The Fixed Plus Account will reflect a compound interest rate credited by us. The interest rate quoted is an annual effective yield. Amounts applied to the Fixed Plus Account will earn the Fixed Plus interest rate in effect when actually applied to the Fixed Plus Account. We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited rate.


Beginning on the tenth Individual Account Year, we will credit amounts held in the Fixed Plus Account with an interest rate that is at least 0.25% higher than the then-declared interest rate for the Fixed Plus Accounts for Individual Accounts that have not reached their tenth anniversary.

The Company reserves the right to limit Net Contribution(s) and/or transfers to the Fixed Plus Account.


FIXED PLUS ACCOUNT WITHDRAWALS


The amount eligible for partial withdrawal is 20% of the amount held in the Fixed Plus Account on the day our Home Office receives a written request, reduced by any Fixed Plus Account withdrawals, transfers, loan or annuitizations made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of an Additional Withdrawal Option. The 20% limit is waived if the partial withdrawal is taken pro rata from each investment option the Individual Account invests and is due to annuitization or death. The waiver upon death will only be exercised once and must occur within 6 months after the Participant's date of death. Any such surrender or annuitization must be made pro rata from all funding options.


If a full withdrawal is requested, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:


- One-fifth of the Fixed Plus Account Value on the day the request is received, reduced by any Fixed Plus
          Account withdrawals, loan, transfers or annuitizations made in the prior 12 months;


-         One-fourth  of the  then remaining  Fixed  Plus Account
          Value 12 months later;


-         One-third  of the  then  remaining  Fixed Plus  Account
          Value 12 months later;


-         One-half of the then remaining Fixed Plus Account Value
          12 months later; and


- The balance of the Fixed Plus Account Value 12 months later.


We will waive this payout provision for a Fixed Plus Account full surrender if a full withdrawal is made due to:

          (a)  the Participant's  death, before  Annuity payments
          begin  and request  for  payment is  received within  6
          months after the Participant's date of death;


          (b) the election of an Annuity option;


          (c) if the Fixed Plus Account Value is $3,500 or less and no withdrawals, transfers, loan or annuitizations have been made from the Account within the prior 12 months.


Once we receive a request for a full withdrawal from an Account, no further withdrawals or transfers will be permitted from the Fixed Plus Account. A full withdrawal from the Fixed Plus Account may be cancelled at any time before the end of the five-payment period.


TRANSFERS AMONG INVESTMENT OPTIONS


The amount eligible for transfer from the Fixed Plus Account is 20% of the amount held in the Fixed Plus Account on the day our Home Office receives a written request, reduced by any Fixed Plus Account withdrawals, transfers, loan or annuitizations made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of an Additional Withdrawal Option. The 20% limit on transfers will be waived when the value in the Fixed Plus Account is $1,000 or less.


By notifying us at our Home Office at least 30 days before Annuity payments begin, you may elect to have amounts which have been accumulating under the Fixed Plus Account transferred to one or more of the Funds available during the Annuity Period to provide lifetime Variable Annuity payments.


SWO


The Systematic Withdrawal Option may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the prior 12 month period.

LOANS


Loans may be made from those Individual Account Current Values held in the Fixed Plus Account. A 5% default charge may be assessed on amounts loaned from, but not repaid to the Fixed Plus Account. The default charge will apply to borrowed amounts that exceed the amount eligible for withdrawal at the time the loan is made.


TRANSFER CREDITS


The Company provides a transfer credit in certain circumstances. See "Transfer Credits." The amount of the transfer credit may be changed in the discretion of the Company, but is currently equal to 2% of the assets transferred to the Company under a Contract that remain in the Individual Accounts as of the one year anniversary of a participant's first Net Contributions under the Contract, plus the interest that would have been credited had that amount been deposited in the Fixed Plus Account on the first business day of the calendar month following its calculation. The transfer credit is applied to the Current Value held in the Fixed Plus Account.

                           APPENDIX III


FIXED ACCOUNT


THE FIXED ACCOUNT IS AN INVESTMENT OPTION AVAILABLE ONLY FOR AMOUNTS PREVIOUSLY ALLOCATED TO A FIXED ACCOUNT UNDER CONTRACTS THAT ARE EXCHANGED INTO ONE OR MORE OF THE CONTRACTS. SEE APPENDIX V. NO NEW CONTRIBUTIONS OR TRANSFERS TO THE FIXED ACCOUNT WILL BE ALLOWED.


THE FOLLOWING SUMMARIZES MATERIAL INFORMATION CONCERNING THE FIXED ACCOUNT. ADDITIONAL INFORMATION MAY BE FOUND IN YOUR CERTIFICATE OR CONTRACT. AMOUNTS ALLOCATED TO THE FIXED ACCOUNT ARE HELD IN THE COMPANY'S GENERAL ACCOUNT. INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED WITH THE SEC IN RELIANCE ON
EXEMPTIONS  UNDER  THE  SECURITIES   ACT  OF  1933,  AS  AMENDED.
DISCLOSURE  IN  THIS  PROSPECTUS  REGARDING  THE  FIXED  ACCOUNT,
HOWEVER,   MAY  BE  SUBJECT   TO  CERTAIN   GENERALLY  APPLICABLE
PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF THE STATEMENTS. DISCLOSURE IN THIS APPENDIX REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE SEC.



FIXED ACCOUNT


This option guarantees that amounts allocated to this option will earn the minimum interest rate specified in the Contract. (This minimum interest rate cannot be changed by the Company.) We may credit a higher interest rate from time to time. The Company's determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing Net Purchase Payment values and promising a minimum interest rate and Annuity payment.

Under certain emergency conditions, we may defer payment of a Fixed Account withdrawal value (a) for a period of up to 6 months or (b) as provided by federal law.


In  addition, if  allowed  by state  law, we  may  pay any  Fixed
Account withdrawal value in equal payments, with interest, over a period not to exceed 60 months, when:

  (a) the Fixed Account withdrawal value for the Contract or for the total of the Accounts under the Contract exceeds $250,000 on the day prior to the withdrawal; and


  (b) the sum of the current Fixed Account withdrawal and the total of all Fixed Account withdrawals from the Contract or any Account under the Contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day prior to the current withdrawal.


Interest, as used above, will not be more than two percentage points below any rate determined prospectively by the Board of Directors for this class of Contract. In no event will the interest rate be less than the minimum stated in the Contract.


Amounts applied to the Fixed Account will earn the interest rate in and the restrictions of Section 403(b), I have ownership in the value of my Employer Account.


- I understand that the Company will process transactions only with my employer's written direction to the Company. I agree to be bound by my employer's interpretation of the Plan provisions and its written direction to the Company.


- My employer may permit me to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without my employer's written permission, I will be unable to make any investment selections under the Contract.


- On my behalf, my employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to me. I will be responsible for making repayments directly to the Company in a timely manner.


- In the event of my death, my employer is the named beneficiary under the terms of the Contract. I have the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with my employer. It is my employer's responsibility to direct the Company to properly pay any death benefits.

                            APPENDIX V



CONTRACTS ACQUIRED BY EXCHANGE


Certain holders of contracts issued by the Company may exchange their contract(s) (the "Exchanged Contracts") for either or both of the Contracts (the "Acquired Contract(s)"). The contracts eligible for exchange are existing group taxed-deferred annuity contracts issued by the Company of the same class as the Contracts. The Company will not assess any charges or deductions in connection with an exchange. See "Deferred Sales Charges" below. Upon an exchange, the rights of the Exchanged Contract holder and participants under the Exchanged Contract will be governed by the Acquired Contract(s).


Differences between Exchanged Contracts and Acquired Contracts


The terms of the Acquired Contracts vary from the Exchanged Contracts and it may or may not be advantageous to make an exchange. Contract Holders and Participants should review the Acquired Contract and an Exchanged Contract to determine all the differences. Some differences relate to the minimum guaranteed interest rates for the GAA, Fixed Plus Account and the Fixed Account, the availability of the Fixed Account (see Appendix
III), the annuity options, and the tables on which Annuity payments are based.


Special Acquired Contracts Provisions


Except as follows terms of the Acquired Contracts are identical to the Contracts described in the Prospectus:


          Transfer Credit


If a new participant under an Acquired Contract transfers to the Company assets not previously held by the Company, the new participant may receive a transfer credit. Participants of an Exchanged Contract in effect for less than one year who transferred assets not previously held by the Company may also receive a transfer credit. See "Transfer Credit."

          Deferred Sales Charge


Under the Acquired Contract, new participants of the Acquired Contract will be subject to the Withdrawal Fee elected by the Contract Holder. See "Charges and Fees During the Annuity Period." The Withdrawal Fee for existing participants of an Exchanged Contract, however, will be subject to the deferred sales charges outlined below and as previously set forth in their Exchanged Contract. In general, deferred sales charges may be deducted from amounts withdrawn during the first 10 Purchase Payment Periods completed (if the Exchanged Contract is an Installment Purchase Payment Contract) or 9 Account Years (if the Exchanged Contract is a Single Purchase Payment Contract), as set forth in the table below. Consult the Exchanged Contract to determine whether it is an Installment Payment Contract or Single Purchase Payment Contract. For purposes of determining if a deferred sales charge applies under an Acquired Contract, amounts received under an Exchanged Contract will be credited for the period of time during which the amount was held under an Exchanged Contract.


The following tables reflect the deferred sales charge deduction as a percentage of the amount withdrawn from the Funds, GAA and the Fixed Account:



Installment Purchase Payment Account:


Purchase Payment                                  Deferred Sales
Periods Completed                                     Charge
Deduction

-----------------                                 ---------------

Less than 5                                            5%
5 or more but less than 7                              4%

7 or more but less than 9                              3%
9 or 10                                                2%

More than 10                                           0%














Single Purchase Payment Account:


Account Years                                     Deferred Sales

 Completed                                           Charge
Deduction
------------                                      ---------------

Less than 5                                            5%

5 or more but less than 6                              4%
6 or more but less than 7                              3%

7 or more but less than 8                              2%
8 or more but less than 9                              1%

9 or more                                              0%




The deduction for the deferred sales charge will not exceed 8.5% of the total Purchase Payments actually made to an Individual
Account.


The deferred sales charge will apply to withdrawals during the Accumulation Period. It will apply during the Annuity Period if a non-lifetime Annuity option is elected on a variable basis and the remaining value is withdrawn before five years of Annuity payments have been completed.

                      SUBJECT TO COMPLETION
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    VARIABLE ANNUITY ACCOUNT C

                                OF
             AETNA LIFE INSURANCE AND ANNUITY COMPANY


   Statement of Additional Information dated ___________, 1996


This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated

[], 1996 which describes the Retirement Plus Contract and Voluntary Contract and Voluntary Contract funded through Variable Annuity Account C (the "Separate Account"). A free prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:


             Aetna Life Insurance and Annuity Company
                        Annuity Operations

                      151 Farmington Avenue
                   Hartford, Connecticut 06156

                          1-800-525-4225


Read   the  prospectus  before   you  invest.   Unless  otherwise
indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

                        TABLE OF CONTENTS

                                                             Page

                                                             ----

General Information and History . . . . . . . . . . . . . . . B-2
Variable Annuity Account C  . . . . . . . . . . . . . . . . . B-3

Offering and Purchase of Contracts  . . . . . . . . . . . . . B-5
Performance Data

  General . . . . . . . . . . . . . . . . . . . . . . . . . . B-5
  Average Annual Total Return Quotations  . . . . . . . . . . B-6

Annuity Payments  . . . . . . . . . . . . . . . . . . . . .  B-12
Sales Material  . . . . . . . . . . . . . . . . . . . . . .  B-13

Independent Auditors  . . . . . . . . . . . . . . . . . . .  B-14
Financial Statements of the Separate Account  . . . . . . . . S-1

Financial Statements of Aetna Life Insurance and Annuity Company  F-1





                 GENERAL INFORMATION AND HISTORY


Aetna Life Insurance and Annuity Company is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 1994, the Company managed over $20.4 billion of assets, ranking the Company among the top 2% of all U.S. life insurance companies by size. The Company is a wholly owned subsidiary of Aetna Retirement Services, Inc., a wholly-owned subsidiary of Aetna Life and Casualty Company. The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the principal underwriter and the depositor for the Separate Account, the Company is a registered investment adviser under the Investment Advisers Act of 1940, and a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides investment advice to several of the registered management investment companies offered as variable investment options under the Contracts funded by the Separate Account (see "Variable Annuity Account C" below).


Other   than  the   mortality  and   expense  risk   charges  and
administrative  expense  charge,   if  any,   described  in   the
prospectus,  all  expenses  incurred  in the  operations  of  the
Separate Account are borne by the Company. See "Charges and Deductions" in the Prospectus. The Company receives reimbursement for certain administrative costs from some unaffiliated sponsors of the Funds used as funding options under the Contract. These fees generally range from 0.15% to 0.25%.


The  assets  of the  Separate Account  are  held by  the Company.
Please refer to the prospectuses of the individual Funds in whose shares the assets of the Separate Account are invested regarding the custodians for those Funds.









                    VARIABLE ANNUITY ACCOUNT C


Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. The assets of the Separate Account will be invested exclusively in shares of the mutual funds described in the Prospectus ("Funds"). Purchase Payments made under the Contract may be allocated to one or more of the Funds. The Company may make additions to or deletions from available investment options as permitted by law. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions or under all Contracts. The Funds currently available under the Contract are as follows:

     Aetna Variable Fund
     Aetna Income Shares

     Aetna Variable Encore Fund
     Aetna Investment Advisers Fund, Inc.

     Aetna Ascent Variable Portfolio
     Aetna Crossroads Variable Portfolio

     Aetna Legacy Variable Portfolio
     Alger American Growth Fund

     Alger American Small Cap Portfolio
     Calvert Responsibly Invested Balanced Portfolio

     Fidelity VIP II Contrafund Portfolio
     Fidelity VIP Equity-Income Portfolio

     Fidelity VIP Growth Portfolio
     Fidelity VIP Overseas Portfolio

     Franklin Government Securities Trust
     Janus Aspen Aggressive Growth Portfolio

     Janus Aspen Balanced Portfolio
     Janus Aspen Flexible Income Portfolio

     Janus Aspen Growth Portfolio
     Janus Aspen Short-Term Bond Portfolio

     Janus Aspen Worldwide Growth Portfolio
     Lexington Natural Resources Trust

     Neuberger & Berman Growth Portfolio
     Scudder International Portfolio

     TCI Growth (a Twentieth Century Fund)


Complete descriptions of each of the Funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the Funds.

                OFFERING AND PURCHASE OF CONTRACTS


The Company is both the Depositor and the principal underwriter for the securities sold by the prospectus. The Company offers the Contracts through life insurance agents licensed to sell variable annuities who are registered representatives of the Company or of other registered broker-dealers who have sales agreements with the Company. The offering of the Contracts is continuous. A description of the manner in which Contracts are purchased may be found in the prospectus under the sections titled "Purchase - Contract Purchase" and "Determining Contract Value."



                         PERFORMANCE DATA


General


From time to time, the Company may advertise different types of historical performance for the variable options of the Separate Account available under the Contracts issued by the Company in connection with Plans described in the Prospectus. The Company may advertise the "standardized average annual total returns," calculated in a manner and for the periods prescribed by the
Securities and Exchange Commission (the "Standardized total return"), as well as the "non-standardized total return,"
calculated in an identical manner but including additional periods.


The standardized total return figures are computed according to a formula in which a hypothetical initial Purchase Payment of $1,000 is applied to the variable options under the Contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). Such figures reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges and any applicable administrative expense charge). These charges will be deducted on a pro rata basis in the case of fractional periods.


The non-standardized total return figures use the same formula, but may be computed to include a three year period as well as the one, five and ten year periods.

For variable options of the Separate Account that were in existence prior to the date the Fund became available under the Contract, the standardized and non-standardized total returns may include periods prior to the date on which such Fund became available under the Contract. These figures are calculated by adjusting the actual returns of the Fund to reflect the charges that would have been assessed under the Contract had that Fund been available under the Contract during that period.


The total return quotations are based upon historical earnings and are not necessarily representative of future performance. Investment results of the Funds will fluctuate over time, and any presentation of the Funds' total return quotations for any prior period should not be considered as a representation of how the Funds will perform in any future period. Additionally, your Contract Value upon redemption may be more or less than your original cost.


Average  Annual  Total  Return  Quotations  -   Standardized  and
Non-Standardized


The table below reflects the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 1994 for the variable options under the Contract issued by the Company.







                                     Standardized

                                      ----------


                                1 Year  5 Year 10 Year
                                 ----    -----  -----



Aetna Variable Fund              17.93%  11.60% 12.99%


Aetna Income Shares               6.21    7.34   8.48







Aetna Variable
Encore Fund                      -1.01    2.34   4.63


Aetna Investment

Advisers Fund, Inc.              13.54    9.56   7.95*


Aetna Ascent Variable
Portfolio                         0.30   --     --


Aetna Crossroads

Variable Portfolio               -0.38*  --     --


Aetna Legacy Variable            -1.18*  --     --
Portfolio


Alger American

Growth Fund                      38.09   22.92  18.51*


Alger American Small
Cap Portfolio                    51.06   23.50  22.37*


Calvert Responsibly

Invested Balanced
Portfolio**                      16.32    9.20   9.79*


Fidelity VIP II

Contrafund Portfolio             30.89*  --     --


Fidelity VIP Equity-Income
Portfolio                        17.88   18.62  10.90*


Fidelity VIP Growth

Portfolio                        35.36   20.63  13.78*


Fidelity VIP Overseas







Portfolio                        -1.93    6.19   5.26*


Franklin Government
Securities Trust                  7.15    6.41   6.63*


Janus Aspen Aggressive

Growth Portfolio                 19.30   22.99*  --


Janus Aspen
Balanced Portfolio                8.47    7.76*  --


Janus Aspen Flexible

Income Portfolio                  9.04    3.79*  --


Janus Aspen
Growth Portfolio                 16.25    9.93*  --


Janus Aspen Short-Term

Bond Portfolio                    0.52   -0.26* --


Janus Aspen Worldwide
Growth Portfolio                 11.85   15.53* --


Lexington Natural

Resources Trust                  -1.94    8.44   7.93*


Neuberger & Berman
Growth Portfolio                 25.99   14.06  11.21*


Scudder International

Portfolio                        -0.12    8.60   7.51*


TCI Growth                       29.07   15.25  12.15*






                                                                    Fund
                                         Non-                     Inception

                                     Standardized                   Date
                                      ----------                  ---------


                                1 Year  3 Year 5 Year    10 Year

                                 ----    -----  -----     ----


  Aetna Variable Fund            24.14%   9.79% 12.51%    12.99%   04/30/75


  Aetna Income Shares            11.80    4.79   8.22      8.48    06/01/78


  Aetna Variable

  Encore Fund                     4.20    2.55   3.18      4.63    09/01/75


  Aetna Investment
  Advisers Fund, Inc.            19.52    8.93  10.46      8.65*   06/23/89


  Aetna Ascent Variable

  Portfolio                       5.58*  --     --        --       07/03/95
  Aetna Crossroads Variable

  Portfolio                       4.87*  --     --        --       07/03/95


  Aetna Legacy Variable
  Portfolio                       4.03*  --     --        --       07/03/95


  Alger American

  Growth Fund                    45.36   24.70  23.93     19.23*   01/08/89


  Alger American Small







  Cap Portfolio                  59.02   24.23  24.52     22.90*   09/21/88


  Calvert Responsibly
  Invested Balanced

  Portfolio**                    22.44    9.06  10.09     10.04*   09/30/86


  Fidelity VIP II
  Contrafund Portfolio           37.78*  --     --        --       01/03/95

  Fidelity VIP Equity-Income
  Portfolio                      24.09   18.33  19.59     11.27*   10/22/86


  Fidelity VIP Growth

  Portfolio                      42.49   22.47  21.62     14.17*   11/07/86


  Fidelity VIP Overseas
  Portfolio                       3.24   10.75   7.06      5.63*   02/13/87


  Franklin Government

  Securities Trust               12.79    4.15   7.28      7.32*   05/30/89


  Janus Aspen Aggressive
  Growth Portfolio               25.59   26.11* --        --       09/13/93


  Janus Aspen

  Balanced Portfolio             14.18   10.49*  --       --       09/13/93


  Janus Aspen Flexible
  Income Portfolio               14.78    6.43*  --       --       09/13/93


  Janus Aspen

  Growth Portfolio               22.38   12.72* --        --       09/13/93


  Janus Aspen Short-Term
  Bond Portfolio                  5.82    2.28* --        --       09/13/93









  Janus Aspen Worldwide
  Growth Portfolio               17.75   18.47* --        --       09/13/93


  Lexington Natural

  Resources Trust                 3.22    4.71   9.33      8.62*   05/31/89


  Neuberger & Berman
  Growth Portfolio               32.63   13.94  14.99     11.44*   12/31/85


  Scudder International

  Portfolio                       5.14   11.71   9.49      7.90*   04/30/87


  TCI Growth                     35.87   16.40  16.20     12.58*   11/20/87





*         Although  results  are  not  available  for  the   full
          calendar indicated, the percentage shown is an average annual return since inception.

**        Formerly known as Calvert Socially Responsible Series.

                         ANNUITY PAYMENTS


When Variable Annuity payments are to begin, the value of the Individual Account is determined using Fund Annuity Unit values as of the tenth Valuation Period before the first Annuity payment is due. Such value (less any applicable premium tax) is applied to provide an Annuity in accordance with the Annuity and investment options elected.


The Annuity option tables found in the Contract show, for each form of Annuity, the amount of the first Variable Annuity payment for each $1,000 of value applied. Thereafter, Variable Annuity payments fluctuate as the Fund Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but Annuity payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Annuity payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.


When the Annuity Period begins, the Annuitant is credited with a fixed number of Fund Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first Annuity payment based on a particular investment option, and (b) is the then current Fund Annuity Unit value for that investment option. As noted, Fund Annuity Unit values fluctuate from one Valuation Period to the next; such fluctuations reflect changes in the net investment factor for the appropriate Fund(s) (with a ten Valuation Period lag which gives the Company time to process Annuity payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.


The  operation of  all these  factors can  be illustrated  by the
following   hypothetical  example.   These  procedures   will  be
performed separately for the investment options selected during the Annuity Period.


EXAMPLE:

Assume that, at the date Annuity payments are to begin, there are 3,000 Fund Annuity Units credited under a particular Contract or Account and that the value of a Fund Annuity Unit for the tenth Valuation Period prior to retirement was $13.650000. This produces a total value of $40,950.


Assume also that no premium tax is payable and that the Annuity table in the Contract provides, for the option elected, a first monthly Variable Annuity payment of $6.68 per $1000 of value applied; the Annuitant's first monthly payment would thus be
40.950 multiplied by $6.68, or $273.55.


Assume  then that  the  value  of a  Fund  Annuity  Unit for  the
Valuation Period in which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Fund Annuity Units is determined to be
20.414. The value of this number of Fund Annuity Units will be paid in each subsequent month.


If the net investment factor with respect to the appropriate Fund is 1.0015000 as of the tenth Valuation Period preceding the due date of the second monthly payment, multiplying this factor by
 .9999058* (to neutralize the assumed net investment rate of 3.5% per annum built into the number of Fund Annuity Units determined above) produces a result of 1.0014057. This is then multiplied by the Fund Annuity Unit value for the prior Valuation Period (assume such value to be $13.504376) to produce a Fund Annuity Unit value of $13.523359 for the Valuation Period in which the second payment is due.


The second monthly payment is then determined by multiplying the number of Fund Annuity Units by the current Fund Annuity Unit value, or 20.414 times $13.523359, which produces a payment of $276.07.


* If an assumed net investment rate of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.



                          SALES MATERIAL


The Company may include hypothetical illustrations in its sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. The Company may also discuss the difference between variable annuity contracts and other types of savings or investment products, including, but not limited to, personal savings accounts and Certificates of Deposits.



                       INDEPENDENT AUDITORS


KPMG Peat Marwick LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and the review of filings made with the SEC.

   Index of Financial Statements of Variable Annuity Account C:


Independent Auditors' Report  . . . . . . . . . . . . . . . . . .


Statement of Assets and Liabilities as of December 31, 1994 . . .


Statement of Operations for the year ended December 31, 1994  . .


Statements  of Changes in Net Assets for the years ended December
31, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . .


Notes to Financial Statements . . . . . . . . . . . . . . . . . .


Unaudited Statement of Assets and Liabilities as of September 30,
1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


Unaudited Statement of Operations for the nine-month period ended
September 30, 1995  . . . . . . . . . . . . . . . . . . . . . . .


Unaudited Statements of Changes in Net Assets for nine-month period ended September 30, 1995 and year ended December 31, 1994


Notes to Financial Statements . . . . . . . . . . . . . . . . . .

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors of Aetna Life Insurance and Annuity Company and
  Contract Owners of Variable Annuity Account C:

We have audited the accompanying statement of assets and liabilities of Aetna Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 1994, the related statement of operations and condensed financial information for the year then ended and the statements of changes in net assets for each of the years in the two-year period then ended. These financial statements and condensed financial information are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company Variable Annuity Account C as of December 31, 1994, the results of its operations and condensed financial information for the year then ended and the changes in its net assets for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.



                                             KPMG Peat Marwick LLP

Hartford, Connecticut
January 31, 1995


VARIABLE ANNUITY ACCOUNT C

STATEMENT OF ASSETS AND LIABILITIES - December 31, 1994

ASSETS:
Investments, at net asset value: (Note 1)
  Aetna Variable Fund; 115,046,067 shares at $26.23 per share (cost $2,938,078,798) . . . . . .  $3,017,586,769
  Aetna Income Shares; 28,987,528 shares at $11.72 per share (cost $373,229,679)  . . . . . . .     339,845,651
  Aetna Variable Encore Fund; 18,165,132 shares at $12.55 per share (cost $230,182,227) . . . .     227,945,773
  Aetna Investment Advisers Fund, Inc.; 48,115,691 shares at $12.23 per share
    (cost $557,208,037) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     588,336,344
  Aetna GET Fund, Series B; 6,130,437 shares at $9.92 per share (cost $61,658,244)  . . . . . .      60,813,035
  Alger American Fund - Alger American Small Capitalization Portfolio; 2,504,238 shares at
    $27.31 per share (cost $68,490,734) . . . . . . . . . . . . . . . . . . . . . . . . . . . .      68,390,728
  Calvert Socially Responsible Series; 11,114,321 shares at $1.44 per share (cost $16,386,553).      16,015,737
  Fidelity Investments Variable Insurance Products Fund  II - Asset Manager Portfolio;
    859,413 shares at $13.79 per share (cost $12,101,599) . . . . . . . . . . . . . . . . . . .      11,851,301
  Fidelity Investments Variable Insurance Products Fund - Equity-Income Portfolio;
    97,900 shares at $15.35 per share (cost $1,512,657) . . . . . . . . . . . . . . . . . . . .       1,502,758
  Fidelity Investments Variable Insurance Products Fund - Growth Portfolio;
    74,198 shares at $21.69 per share (cost $1,566,291) . . . . . . . . . . . . . . . . . . . .       1,609,365
  Fidelity Investments Variable Insurance Products Fund - Overseas Portfolio
    Portfolio; 35,965 shares at $15.67 per share (cost $575,367)  . . . . . . . . . . . . . . .         563,569
  Franklin Government Securities Trust; 1,232,301 shares at $12.05 per share
    (cost $15,779,220)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      14,849,231
  Janus Aspen Series - Aggressive Growth Portfolio; 937,913 shares at $13.62 per share
    (cost $12,554,413). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      12,774,375
  Janus Aspen Series - Flexible Income Portfolio; 31,351 shares at $9.48 per share
    (cost $307,352) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         297,205
  Lexington Emerging Markets Fund, Inc.; 128,777 shares at $9.86 per share
    (cost $1,392,103) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,269,745
  Lexington Natural Resources Trust; 1,260,454 shares at $9.71 per share (cost $12,849,039) . .      12,239,010
  Neuberger & Berman Advisers Management Trust- Growth Portfolio; 2,416,504 shares at
    $20.31 per share (cost $52,391,344) . . . . . . . . . . . . . . . . . . . . . . . . . . . .      49,079,202
  Scudder Variable Life Investment Fund - International Portfolio; 13,314,695 shares at
    $10.69 per share (cost $141,368,583)  . . . . . . . . . . . . . . . . . . . . . . . . . . .     142,334,092
  TCI Portfolios, Inc. - TCI Growth; 32,031,260 shares at $9.21 per share (cost $291,200,318) .     295,007,901
                                                                                                ---------------
NET ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $4,862,311,791
                                                                                                ---------------
                                                                                                ---------------





See Notes to Financial Statements


VARIABLE ANNUITY ACCOUNT C

STATEMENT OF ASSETS AND LIABILITIES - December 31, 1994 (continued)

Net assets represented by:                                                  ACCUMULATION
                                                                               UNIT
                                                           UNITS               VALUE
                                                       --------------      --------------
Reserves for annuity contracts in accumulation period:
AETNA VARIABLE FUND:
  Qualified I . . . . . . . . . . . . . . . . . . . .     1,258,166.4       $ 138.406         $   174,137,707
  Qualified III . . . . . . . . . . . . . . . . . . .    13,966,072.4         105.558           1,474,234,355
  Qualified IV  . . . . . . . . . . . . . . . . . . .           269.0          63.884                  17,183
  Qualified V . . . . . . . . . . . . . . . . . . . .        77,510.5          10.823                 838,870
  Qualified VI  . . . . . . . . . . . . . . . . . . .   114,733,034.7          10.778           1,236,626,034
  Qualified VII . . . . . . . . . . . . . . . . . . .     2,703,365.0          10.136              27,402,446
  Qualified VIII  . . . . . . . . . . . . . . . . . .         3,454.8          10.011                  34,586
  Qualified IX  . . . . . . . . . . . . . . . . . . .        23,601.2          9.879                  233,158
  Qualified X (1.15)  . . . . . . . . . . . . . . . .       110,419.5          10.791               1,191,541
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       602,837.7          10.778               6,497,560

AETNA INCOME SHARES:
  Qualified I . . . . . . . . . . . . . . . . . . . .       161,534.6          40.570               6,553,450
  Qualified III . . . . . . . . . . . . . . . . . . .     5,108,719.7          40.173             205,233,454
  Qualified V . . . . . . . . . . . . . . . . . . . .        14,481.7          10.536                 152,573
  Qualified VI  . . . . . . . . . . . . . . . . . . .    11,713,354.4          10.360             121,354,557
  Qualified VII . . . . . . . . . . . . . . . . . . .        49,298.1           9.565                 471,526
  Qualified VIII  . . . . . . . . . . . . . . . . . .           440.2           9.543                   4,201
  Qualified IX  . . . . . . . . . . . . . . . . . . .         4,120.5           9.570                  39,432
  Qualified X (1.15)  . . . . . . . . . . . . . . . .        16,109.8          10.373                 167,101
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       148,192.7          10.360               1,535,329

AETNA VARIABLE ENCORE FUND:
  Qualified I . . . . . . . . . . . . . . . . . . . .       241,159.0          36.723               8,856,130
  Qualified III . . . . . . . . . . . . . . . . . . .     3,679,802.2          36.271             133,469,145
  Qualified V . . . . . . . . . . . . . . . . . . . .        12,934.0          10.523                 136,102
  Qualified VI  . . . . . . . . . . . . . . . . . . .     7,673,528.3          10.528              80,784,765
  Qualified VII . . . . . . . . . . . . . . . . . . .        99,270.9          10.435               1,035,905
  Qualified VIII  . . . . . . . . . . . . . . . . . .           215.3          10.141                   2,184
  Qualified IX  . . . . . . . . . . . . . . . . . . .         3,366.5          10.341                  34,812
  Qualified X (1.15)  . . . . . . . . . . . . . . . .         9,735.5          10.541                 102,618
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       334,746.2          10.528               3,524,115

AETNA INVESTMENT ADVISERS FUND, INC.:
  Qualified I . . . . . . . . . . . . . . . . . . . .       756,261.3          14.317              10,827,393
  Qualified III . . . . . . . . . . . . . . . . . . .    21,990,186.1          14.270             313,799,955
  Qualified V . . . . . . . . . . . . . . . . . . . .        11,773.4          10.900                 128,330
  Qualified VI  . . . . . . . . . . . . . . . . . . .    23,139,603.9          10.868             251,481,215
  Qualified VII . . . . . . . . . . . . . . . . . . .       144,586.5          10.434               1,508,616
  Qualified VIII  . . . . . . . . . . . . . . . . . .           120.8          10.091                   1,219
  Qualified IX  . . . . . . . . . . . . . . . . . . .         4,574.1          10.000                  45,741
  Qualified X (1.15)  . . . . . . . . . . . . . . . .        49,332.6          10.880                 536,739
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       261,895.1          10.868               2,846,276





See Notes to Financial Statements


VARIABLE ANNUITY ACCOUNT C

STATEMENT OF ASSETS AND LIABILITIES - December 31, 1994 (continued)

                                                                            ACCUMULATION
                                                                                UNIT
                                                            UNITS               VALUE
                                                        -------------      --------------
AETNA GET FUND, SERIES B:
  Qualified III . . . . . . . . . . . . . . . . . . .       113,700.1        $ 10.160         $     1,155,184
  Qualified VI  . . . . . . . . . . . . . . . . . . .     5,515,433.4          10.160              56,036,373
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       356,447.4          10.160               3,621,478

ALGER AMERICAN FUND - ALGER AMERICAN SMALL
CAPITALIZATION PORTFOLIO:
  Qualified III . . . . . . . . . . . . . . . . . . .       665,518.0           9.513               6,331,073
  Qualified V . . . . . . . . . . . . . . . . . . . .         4,574.5           9.461                  43,282
  Qualified VI  . . . . . . . . . . . . . . . . . . .     6,339,406.7           9.437              59,827,174
  Qualified VIII  . . . . . . . . . . . . . . . . . .         1,056.6           9.889                  10,449
  Qualified X (1.15)  . . . . . . . . . . . . . . . .        22,051.9           9.450                 208,380
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       208,784.3           9.437               1,970,370

CALVERT SOCIALLY RESPONSIBLE SERIES:
  Qualified III . . . . . . . . . . . . . . . . . . .       743,464.3          13.990              10,401,066
  Qualified V . . . . . . . . . . . . . . . . . . . .         8,469.2          10.839                  91,795
  Qualified VI  . . . . . . . . . . . . . . . . . . .       521,140.5          10.554               5,500,118
  Qualified VIII  . . . . . . . . . . . . . . . . . .         2,401.5           9.590                  23,031

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS
FUND II - ASSET MANAGER PORTFOLIO:
  Qualified III . . . . . . . . . . . . . . . . . . .     1,254,504.2           9.447              11,851,301

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS
FUND - EQUITY-INCOME PORTFOLIO:
  Qualified X (1.15)  . . . . . . . . . . . . . . . .        43,852.1          10.409                 456,470
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       100,574.2          10.403               1,046,288

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS
FUND - GROWTH PORTFOLIO:
  Qualified X (1.15)  . . . . . . . . . . . . . . . .        32,591.9          10.479                 341,515
  Qualified X (1.25)  . . . . . . . . . . . . . . . .       121,069.6          10.472               1,267,850

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS
FUND - OVERSEAS PORTFOLIO:
  Qualified X (1.15)  . . . . . . . . . . . . . . . .         5,097.9           9.480                  48,326
  Qualified X (1.25)  . . . . . . . . . . . . . . . .        54,386.5           9.474                 515,243

FRANKLIN GOVERNMENT SECURITIES TRUST:
  Qualified III . . . . . . . . . . . . . . . . . . .       804,457.0          14.190              11,415,245
  Qualified V . . . . . . . . . . . . . . . . . . . .        10,738.2          10.294                 110,534
  Qualified VI  . . . . . . . . . . . . . . . . . . .       325,365.0          10.119               3,292,269
  Qualified VIII  . . . . . . . . . . . . . . . . . .         3,268.3           9.541                  31,183





See Notes to Financial Statements


VARIABLE ANNUITY ACCOUNT C

STATEMENT OF ASSETS AND LIABILITIES - December 31, 1994 (continued)

                                                                           ACCUMULATION
                                                                               UNIT
                                                             UNITS             VALUE
                                                          ------------     ------------
JANUS ASPEN SERIES - AGGRESSIVE GROWTH PORTFOLIO:
  Qualified III                                              393,553.0       $ 12.169          $    4,789,146
  Qualified V . . . . . . . . . . . . . . . . . . . .            819.6         10.577                   8,669
  Qualified VI  . . . . . . . . . . . . . . . . . . .        753,862.0         10.581               7,976,560

JANUS ASPEN SERIES - FLEXIBLE INCOME PORTFOLIO:
  Qualified III . . . . . . . . . . . . . . . . . . .          1,554.8          9.911                  15,410
  Qualified VI  . . . . . . . . . . . . . . . . . . .         28,542.8          9.873                 281,795

LEXINGTON EMERGING MARKETS FUND, INC.:
  Qualified III . . . . . . . . . . . . . . . . . . .        144,749.8          8.772               1,269,745

LEXINGTON NATURAL RESOURCES TRUST:
  Qualified III . . . . . . . . . . . . . . . . . . .        533,015.5          9.412               5,016,742
  Qualified V . . . . . . . . . . . . . . . . . . . .          7,349.7         10.496                  77,142
  Qualified VI  . . . . . . . . . . . . . . . . . . .        703,676.0         10.154               7,145,126

NEUBERGER & BERMAN ADVISERS MANAGEMENT
TRUST - GROWTH PORTFOLIO:
  Qualified III . . . . . . . . . . . . . . . . . . .      2,107,524.7         13.398              28,236,616
  Qualified V . . . . . . . . . . . . . . . . . . . .         21,935.1         11.055                 242,485
  Qualified VI  . . . . . . . . . . . . . . . . . . .      1,865,104.0         11.026              20,565,351
  Qualified VIII  . . . . . . . . . . . . . . . . . .          3,664.8          9.482                  34,750

SCUDDER VARIABLE LIFE INVESTMENT FUND -
INTERNATIONAL PORTFOLIO:
  Qualified III . . . . . . . . . . . . . . . . . . .      4,240,411.7         13.227              56,087,925
  Qualified V . . . . . . . . . . . . . . . . . . . .         22,036.3         12.595                 277,545
  Qualified VI  . . . . . . . . . . . . . . . . . . .      6,558,945.9         12.687              83,214,974
  Qualified VIII  . . . . . . . . . . . . . . . . . .          7,124.8         10.692                  76,181
  Qualified X (1.15)  . . . . . . . . . . . . . . . .         23,840.2         12.701                 302,803
  Qualified X (1.25)  . . . . . . . . . . . . . . . .        187,169.4         12.687               2,374,664

TCI PORTFOLIOS, INC. - TCI GROWTH:
  Qualified III * . . . . . . . . . . . . . . . . . .      1,608,361.5         11.172              17,968,615
  Qualified III . . . . . . . . . . . . . . . . . . .     12,096,731.2         10.213             123,547,291
  Qualified V . . . . . . . . . . . . . . . . . . . .         15,078.2         11.740                 177,018
  Qualified VI  . . . . . . . . . . . . . . . . . . .     12,853,827.6         11.781             151,426,971
  Qualified VII . . . . . . . . . . . . . . . . . . .         14,330.4          9.911                 142,029
  Qualified VIII  . . . . . . . . . . . . . . . . . .          4,377.2          9.939                  43,505
  Qualified IX  . . . . . . . . . . . . . . . . . . .            957.4          9.693                   9,280
  Qualified X (1.15)  . . . . . . . . . . . . . . . .          4,486.4         11.794                  52,912
  Qualified X (1.25)  . . . . . . . . . . . . . . . .        139,234.6         11.781               1,640,280
Reserves for annuity contracts in payment period (Note 1)                                         107,867,941
                                                                                           ------------------
                                                                                               $4,862,311,791
                                                                                           ------------------
                                                                                           ------------------

*Applies only to participants of the Opportunity Plus program and Multiple
 Options Portfolio.





See Notes to Financial Statements


VARIABLE ANNUITY ACCOUNT C

STATEMENT OF OPERATIONS - Year Ended December 31, 1994

INVESTMENT INCOME:
Dividends: (Notes 1 and 3)
  Aetna Variable Fund . . . . . . . . . . . . . . . . . . . . . . . . . . .                      $467,266,533
  Aetna Income Shares . . . . . . . . . . . . . . . . . . . . . . . . . . .                        23,593,571
  Aetna Variable Encore Fund  . . . . . . . . . . . . . . . . . . . . . . .                         8,637,154
  Aetna Investment Advisers Fund, Inc . . . . . . . . . . . . . . . . . . .                        24,584,458
  Aetna GET Fund, Series B  . . . . . . . . . . . . . . . . . . . . . . . .                         2,115,482
  Alger American Fund - Alger American Small Capitalization Portfolio . . .                         2,620,001
  Calvert Socially Responsible Series . . . . . . . . . . . . . . . . . . .                           497,655
  Fidelity Investments Variable Insurance Products Fund II - Asset
    Manager Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . .                             5,798
  Fidelity Investments Variable Insurance Products Fund - Equity-Income
    Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                            10,084
  Franklin Government Securities Trust  . . . . . . . . . . . . . . . . . .                           930,986
  Janus Aspen Series - Aggressive Growth Portfolio  . . . . . . . . . . . .                            92,229
  Janus Aspen Series - Flexible Income Portfolio  . . . . . . . . . . . . .                             8,975
  Lexington Emerging Markets Fund, Inc. . . . . . . . . . . . . . . . . . .                            26,666
  Lexington Natural Resources Trust . . . . . . . . . . . . . . . . . . . .                            45,284
  Neuberger & Berman Advisers Management Trust- Growth Portfolio  . . . . .                         4,614,980
  Scudder Variable Life Investment Fund -  International Portfolio  . . . .                           441,642
  TCI Portfolios, Inc. - TCI Growth . . . . . . . . . . . . . . . . . . . .                            25,820
                                                                                               ---------------
    Total investment income . . . . . . . . . . . . . . . . . . . . . . . .                       535,517,318
Valuation period deductions (Note 2)  . . . . . . . . . . . . . . . . . . .                       (59,320,898)
                                                                                               ---------------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . .                       476,196,420
                                                                                               ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sales of investments: (Notes 1 and 4)
  Proceeds from sales . . . . . . . . . . . . . . . . . . . . . . . . . . .      $293,968,699
  Cost of investments sold  . . . . . . . . . . . . . . . . . . . . . . . .       229,897,138
                                                                               --------------
    Net realized gain . . . . . . . . . . . . . . . . . . . . . . . . . . .                        64,071,561
Net unrealized gain (loss) on investments:
  Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . .       719,363,247
  End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        73,479,233
                                                                               --------------
    Net unrealized loss . . . . . . . . . . . . . . . . . . . . . . . . . .                      (645,884,014)
                                                                                               ---------------
Net realized and unrealized loss on investments . . . . . . . . . . . . . .                      (581,812,453)
                                                                                               ---------------
Net decrease in net assets resulting from operations  . . . . . . . . . . .                     $(105,616,033)
                                                                                               ---------------
                                                                                               ---------------





See Notes to Financial Statements


VARIABLE ANNUITY ACCOUNT C

STATEMENTS OF CHANGES IN NET ASSETS


                                                                                  YEAR ENDED             YEAR ENDED
                                                                               DECEMBER 31, 1994      DECEMBER 31, 1993
                                                                              ------------------     ------------------
FROM OPERATIONS:
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . .        $    476,196,420       $    232,176,564
Net realized and unrealized gain (loss) on investments  . . . . . . . .            (581,812,453)            21,509,547
                                                                              ------------------     ------------------
  Net increase (decrease) in net assets resulting from operations . . .            (105,616,033)           253,686,111
                                                                              ------------------     ------------------
FROM UNIT TRANSACTIONS:
Variable annuity contract purchase payments . . . . . . . . . . . . . .             711,565,372            649,666,815
Sales and administrative charges deducted by the Company  . . . . . . .                (137,737)              (165,303)
                                                                              ------------------     ------------------
  Net variable annuity contract purchase payments . . . . . . . . . . .             711,427,635            649,501,512
Transfers from the Company for mortality guarantee adjustments. . . . .               1,880,350              1,413,366
Transfers to the Company's fixed account options  . . . . . . . . . . .             (56,920,532)           (17,366,092)
Transfers to other variable annuity accounts  . . . . . . . . . . . . .             (23,284,415)                     0
Redemptions by contract holders . . . . . . . . . . . . . . . . . . . .            (269,542,942)          (210,939,684)
Annuity payments  . . . . . . . . . . . . . . . . . . . . . . . . . . .             (11,189,149)            (8,655,687)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1,452,959              1,717,888
                                                                              ------------------     ------------------
  Net increase in net assets from unit transactions . . . . . . . . . .             353,823,906            415,671,303
                                                                              ------------------     ------------------
Change in net assets  . . . . . . . . . . . . . . . . . . . . . . . . .             248,207,873            669,357,414

NET ASSETS:
Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,614,103,918          3,944,746,504
                                                                              ------------------     ------------------
End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  4,862,311,791       $  4,614,103,918
                                                                              ------------------     ------------------
                                                                              ------------------     ------------------





See Notes to Financial Statements

VARIABLE ANNUITY ACCOUNT C

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Variable Annuity Account C ("Account") is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with annuity contracts that are qualified under the Internal Revenue Code of 1986, as amended.

The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles.

a. VALUATION OF INVESTMENTS

Investments in the following Funds are stated at the closing net asset value per share as determined by the each Fund on December 31, 1994:

     Aetna Variable Fund                                Fidelity Investments Variable Insurance
     Aetna Income Shares                                  Products Fund-Overseas Portfolio
     Aetna Variable Encore Fund                         Franklin Government Securities Trust
     Aetna Investment Advisers Fund, Inc.               Janus Aspen Series-Aggressive Growth
     Aetna GET Fund, Series B                             Portfolio
     Alger American Fund-Alger American Small           Janus Aspen Series-Flexible Income Portfolio
       Capitalization Portfolio                         Lexington Emerging Markets Fund, Inc.
     Calvert Socially Responsible Series                Lexington Natural Resources Trust
     Fidelity Investments Variable Insurance            Neuberger & Berman Advisers Management
       Products Fund II-Asset Manager Portfolio           Trust-Growth Portfolio
     Fidelity Investments Variable Insurance            Scudder Variable Life Investment Fund-
       Products Fund-Equity-Income Portfolio              International Portfolio
     Fidelity Investments Variable Insurance            TCI Portfolios, Inc.-TCI Growth
       Products Fund-Growth Portfolio

b.  OTHER

Investment transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

c.   FEDERAL INCOME TAXES

The operations of Variable Annuity Account C form a part of, and are taxed with, the total operations of Aetna Life Insurance and Annuity Company ("Company") which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

d.   ANNUITY RESERVES

Annuity reserves are computed for currently payable contracts according to the Progressive Annuity, Individual Annuity Mortality, and Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent.

Charges to annuity reserves for mortality and expense risk experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.

2.   VALUATION PERIOD DEDUCTIONS

Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the contracts and are paid to the Company.

VARIABLE ANNUITY ACCOUNT C

3.   DIVIDEND INCOME

On an annual basis the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of the Funds' undistributed net investment income and accumulated net realized gain (loss) on investments is included in net unrealized loss in the Statement of Operations.

Dividends were received from the following Funds:

                                                      DATE OF DIVIDEND                    SOURCE OF
                   FUND                                 REINVESTMENT                      DIVIDENDS
                   ----                                 ------------                      ---------
Aetna Variable Fund                                July 20, 1994                 Net investment income and net
                                                   December 30, 1994                  realized gains
----------------------------------------------------------------------------------------------------------------
Aetna Income Shares                                July 20, 1994                 Net investment income
                                                   December 30, 1994
----------------------------------------------------------------------------------------------------------------
Aetna Variable Encore Fund                         July 20, 1994                 Net investment income
                                                   December 30, 1994
----------------------------------------------------------------------------------------------------------------
Aetna Investment Advisers Fund, Inc.               July 20, 1994                 Net investment income and
                                                   December 30, 1994                  realized gains
----------------------------------------------------------------------------------------------------------------
Aetna GET Fund, Series B                           December 30, 1994             Net investment income and net
                                                                                      realized gains
----------------------------------------------------------------------------------------------------------------
Alger American Fund-Alger American Small           May 9, 1994                   Net realized gains
    Capitalization Portfolio
----------------------------------------------------------------------------------------------------------------
Calvert Socially Responsible Series                December 30, 1994             Net investment income
----------------------------------------------------------------------------------------------------------------
Fidelity Investments Variable Insurance Products   September 2, 1994             Net investment income
    Fund II-Asset Manager Portfolio
----------------------------------------------------------------------------------------------------------------
Fidelity Investments Variable Insurance Products   June 7, 1994                  Net investment income
    Fund-Equity-Income Portfolio                   September 19, 1994
                                                   December 16, 1994
----------------------------------------------------------------------------------------------------------------
Franklin Government Securities Trust               June 13, 1994                 Net investment income
----------------------------------------------------------------------------------------------------------------
Janus Aspen Series-Aggressive Growth Portfolio     June 29, 1994                 Net investment income
                                                   December 29, 1994
----------------------------------------------------------------------------------------------------------------
Janus Aspen Series-Flexible Income Portfolio       December 29, 1994             Net investment income
----------------------------------------------------------------------------------------------------------------
Lexington Emerging Markets Fund, Inc.              December 29, 1994             Net investment income and net
                                                                                      realized gains
----------------------------------------------------------------------------------------------------------------
Lexington Natural Resources Trust                  December 29, 1994             Net investment income
----------------------------------------------------------------------------------------------------------------
Neuberger & Berman Advisers Management             February 11, 1994             Net investment income and net
    Trust-Growth Portfolio                                                            realized gains
----------------------------------------------------------------------------------------------------------------
Scudder Variable Life Investment Fund-             February 24, 1994             Net investment income
    International Portfolio
----------------------------------------------------------------------------------------------------------------
TCI Portfolios, Inc.-TCI Growth                    April 11, 1994                Net investment income

4.   PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments other than short-term investments for the year ended December 31, 1994 aggregated $688,544,469 and $293,968,699, respectively.

                           VARIABLE ANNUITY ACCOUNT C

STATEMENT OF ASSETS AND LIABILITIES -         September 30, 1995 (Unaudited)


ASSETS:
Investments, at net asset value: (Note 1)
  Aetna Variable Fund; 118,502,415 shares at $31.80 per share (cost $3,089,755,716). . . . . . . . . . . . . .      $3,768,234,583
  Aetna Income Shares; 28,775,095 shares at $12.99 per share (cost $369,330,464) . . . . . . . . . . . . . . .         373,699,166
  Aetna Variable Encore Fund; 17,945,337 shares at $13.12 per share (cost $227,874,405 . . . . . . . . . . . .         235,381,472
  Aetna Investment Advisers Fund, Inc.; 48,745,953 shares at $14.19 per share (cost $574,062,330). . . . . . .         691,541,722
  Aetna GET Fund, Series B; 5,928,853 shares at $12.02 per share (cost $59,803,624). . . . . . . . . . . . . .          71,277,277
  Aetna Ascent Variable Portfolio; 238,754 shares at $10.60 per share (cost $2,504,429). . . . . . . . . . . .           2,531,108
  Aetna Crossroads Variable Portfolio; 100,112 shares at $10.53 per share (cost $1,046,035). . . . . . . . . .           1,054,345
  Aetna Legacy Variable Portfolio; 70,948 shares at $10.45 per share (cost $731,834) . . . . . . . . . . . . .             741,469
  Alger American Fund - Alger American Growth Portfolio; 452,180 shares at $32.73
    per share (cost $14,301,443) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          14,799,857
  Alger American Fund - Alger American Small Capitalization Portfolio; 5,024,451 shares at $42.83
    per share (cost $158,598,905). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         215,197,251
  Calvert Responsibly Invested Balanced Portfolio; 13,979,939 shares at $1.80 per share
    (cost $21,306,685) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          25,219,809
  Fidelity Investments Variable Insurance Products Fund - Equity-Income
    Portfolio; 1,097,768 shares at $18.25 per share (cost $18,898,091) . . . . . . . . . . . . . . . . . . . .          20,034,267
  Fidelity Investments Variable Insurance Products Fund - Growth
    Portfolio; 447,275 shares at $30.47 per share (cost $12,199,717) . . . . . . . . . . . . . . . . . . . . .          13,628,474
  Fidelity Investments Variable Insurance Products Fund - Overseas
    Portfolio; 156,891 shares at $16.70 per share (cost $2,528,669). . . . . . . . . . . . . . . . . . . . . .           2,620,085
  Fidelity Investments Variable Insurance Products Fund  II - Asset Manager
    Portfolio; 904,939 shares at $15.21 per share (cost $12,704,159) . . . . . . . . . . . . . . . . . . . . .          13,764,129
  Fidelity Investments Variable Insurance Products Fund II - Contrafund
    Portfolio; 1,008,549 shares at $13.94 per share (cost $13,619,490) . . . . . . . . . . . . . . . . . . . .          14,059,169
  Fidelity Investments Variable Insurance Products Fund II - Index 500
    Portfolio; 27,285 shares at $71.94 per share (cost $1,865,235) . . . . . . . . . . . . . . . . . . . . . .           1,950,592
  Franklin Government Securities Trust; 1,494,759 shares at $12.91 per share
    (cost $19,146,119) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          19,297,336
  Janus Aspen Series - Aggressive Growth Portfolio; 4,153,295 shares at $16.29 per share (cost $58,489,439). .          67,657,182
  Janus Aspen Series - Balanced Portfolio; 53,135 shares at $12.33 per share (cost $647,075) . . . . . . . . .             655,159
  Janus Aspen Series - Flexible Income Portfolio; 228,108 shares at $10.83 per share (cost $2,353,008) . . . .           2,470,408
  Janus Aspen Series - Growth Portfolio; 165,639 shares at $13.06 per share (cost $2,099,949). . . . . . . . .           2,163,248
  Janus Aspen Series - Short-Term Bond Portfolio; 34,680 shares at $9.98 per share (cost $344,023) . . . . . .             346,110
  Janus Aspen Series - Worldwide Growth Portfolio; 391,050 shares at $14.58 per share (cost $5,568,986). . . .           5,701,513
  Lexington Emerging Markets Fund; 242,736 shares at $9.77 per share (cost $2,343,515) . . . . . . . . . . . .           2,371,531
  Lexington Natural Resources Trust; 1,222,713 shares at $10.96 per share (cost $12,465,404) . . . . . . . . .          13,400,931
  Neuberger & Berman Advisers Management Trust- Growth Portfolio; 3,259,537 shares
    at $26.85 per share (cost $72,082,715) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          87,518,568
  Scudder Variable Life Investment Fund - International Portfolio; 13,908,676
    shares at $11.82 per share (cost $150,510,269) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         164,400,545
  TCI Portfolios, Inc. - TCI Growth; 34,369,831 shares at $12.53 per share (cost $318,020,841) . . . . . . . .         430,653,981
                                                                                                                 -----------------
NET ASSETS       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $6,262,371,287
                                                                                                                 -----------------
                                                                                                                 -----------------



See Notes to Financial Statements.

                           VARIABLE ANNUITY ACCOUNT C

STATEMENT OF ASSETS AND LIABILITIES -         September 30, 1995 (continued)
NET ASSETS REPRESENTED BY:

                                                                                              ACCUMULATION
                                                                                                  UNIT
                                                                               UNITS              VALUE
                                                                           -------------      ------------
RESERVES FOR ANNUITY CONTRACTS IN ACCUMULATION PERIOD:
AETNA VARIABLE FUND:
  Qualified I. . . . . . . . . . . . . . . . . . . . . . . . . .             765,610.5         $172.988 . . .      $132,441,495
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           7,850,232.3          131.874 . . .     1,035,239,441
  Qualified IV . . . . . . . . . . . . . . . . . . . . . . . . .                 269.0           80.000 . . .            21,506
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .             105,673.4           13.505 . . .         1,427,076
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .         174,190,933.3           13.465 . . .     2,345,532,826
  Qualified VII. . . . . . . . . . . . . . . . . . . . . . . . .           7,324,587.3           12.669 . . .        92,796,053
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .              18,983.0           12.506 . . .           237,403
  Qualified IX . . . . . . . . . . . . . . . . . . . . . . . . .              21,812.2           12.365 . . .           269,707
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .             278,257.1           13.491 . . .         3,754,047
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .           1,877,681.1           13.465 . . .        25,283,536
AETNA INCOME SHARES:
  Qualified I. . . . . . . . . . . . . . . . . . . . . . . . . .             109,973.5           45.597 . . .         5,014,488
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           2,926,908.7           45.131 . . .       132,094,328
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              19,250.6           11.822 . . .           227,574
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .          19,444,515.6           11.639 . . .       226,313,667
  Qualified VII. . . . . . . . . . . . . . . . . . . . . . . . .             132,721.4           10.750 . . .         1,426,758
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .                 955.4           10.720 . . .            10,241
  Qualified IX . . . . . . . . . . . . . . . . . . . . . . . . .               3,583.2           10.771 . . .            38,594
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              40,452.3           11.661 . . .           471,731
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             272,470.0           11.639 . . .         3,171,263
AETNA VARIABLE ENCORE FUND:
  Qualified I. . . . . . . . . . . . . . . . . . . . . . . . . .             206,594.5           38.046 . . .         7,860,002
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           2,283,359.3           37.560 . . .        85,762,680
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              18,783.4           10.884 . . .           204,434
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .          12,175,091.8           10.902 . . .       132,731,622
  Qualified VII. . . . . . . . . . . . . . . . . . . . . . . . .             242,930.3           10.811 . . .         2,626,291
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .                 647.5           10.501 . . .             6,799
  Qualified IX . . . . . . . . . . . . . . . . . . . . . . . . .               2,611.2           10.728 . . .            28,013
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .             138,401.3           10.923 . . .         1,511,812
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             426,514.6           10.902 . . .         4,649,819
AETNA INVESTMENT ADVISERS FUND, INC.:
  Qualified I. . . . . . . . . . . . . . . . . . . . . . . . . .             468,579.8           17.244 . . .         8,080,283
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .          11,330,685.7           17.180 . . .       194,656,467
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              16,912.6           13.107 . . .           221,681
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .          35,481,696.3           13.084 . . .       464,227,151
  Qualified VII. . . . . . . . . . . . . . . . . . . . . . . . .             272,180.7           12.567 . . .         3,420,405
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .                 548.1           12.148 . . .             6,658
  Qualified IX . . . . . . . . . . . . . . . . . . . . . . . . .               3,964.1           12.062 . . .            47,813
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .             115,972.2           13.109 . . .         1,520,247
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             769,531.2           13.084 . . .        10,068,214
AETNA GET FUND, SERIES B:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .              73,830.8           12.334 . . .           910,655
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .           5,352,570.6           12.334 . . .        66,020,500
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             352,359.1           12.334 . . .         4,346,122
AETNA ASCENT VARIABLE PORTFOLIO:
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             207,121.3           10.276 . . .         2,128,380
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              15,054.8           10.571 . . .           159,137
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .              23,050.1           10.568 . . .           243,591
AETNA CROSSROADS VARIABLE PORTFOLIO:
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .              82,288.3           10.257 . . .           844,001
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .              20,034.7           10.499 . . .           210,344
AETNA LEGACY VARIABLE PORTFOLIO:
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .              49,816.2           10.244 . . .           510,322
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              14,669.0           10.291 . . .           150,957


  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .               7,794.0           10.289 . . .            80,190
ALGER AMERICAN FUND - ALGER AMERICAN GROWTH PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             300,668.3           12.329               3,706,940
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .               2,604.6           10.926                  28,458
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             900,374.2           10.703               9,636,266
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              12,282.5           11.993                 147,301
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             106,837.1           11.989               1,280,892
ALGER AMERICAN FUND - ALGER AMERICAN SMALL
CAPITALIZATION PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           1,504,931.4           14.758 . . .        22,209,777
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              22,310.0           14.683 . . .           327,577
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .          12,224,797.0           14.663 . . .       179,252,358
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .               2,642.4           15.364 . . .            40,598
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              93,490.2           14.693 . . .         1,373,642
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             817,928.7           14.663 . . .        11,993,299
CALVERT RESPONSIBLY INVESTED BALANCED PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             843,014.2           17.340 . . .        14,617,867
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              13,286.2           13.427 . . .           178,391
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             792,704.8           13.090 . . .        10,376,353
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .               3,968.3           11.894 . . .            47,198
FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND -
EQUITY-INCOME PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             332,546.4           10.978               3,650,694
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .                  11.7           10.444 . . .               122
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             693,545.6           10.482 . . .         7,269,974
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .             124,016.9           13.135 . . .         1,628,943
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             570,587.0           13.117 . . .         7,484,534
FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND -
GROWTH PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .               2,213.2           10.675                  23,626
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .                 835.2           10.664 . . .             8,906
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             594,816.4           10.537 . . .         6,267,336
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              40,606.9           10.675 . . .           595,888
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             459,426.5           10.655 . . .         6,732,718
FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND -
INDEX 500 PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             175,397.2           11.121 . . .         1,950,592
FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND -
OVERSEAS PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .                  70.2           10.019                     703
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             101,761.6            9.787 . . .           995,916
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .                 874.2           10.096 . . .             8,826
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             160,142.6           10.083 . . .         1,614,640
FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND II -
ASSET MANAGER PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           1,305,399.2           10.544 . . .        13,764,129
FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND II -
CONTRAFUND PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             331,883.3           11.770               3,906,266
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .               2,472.5           10.481 . . .            25,916
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             886,810.8           10.413 . . .         9,234,447
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .               2,484.9           11.704 . . .            29,083
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .              73,802.0           11.700 . . .           863,457
FRANKLIN GOVERNMENT SECURITIES TRUST:
  QUALIFIED III. . . . . . . . . . . . . . . . . . . . . . . . .             806,356.7           15.989 . . .        12,892,838
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              14,730.6           11.593 . . .           170,777
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             541,591.0           11.410 . . .         6,179,550
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .               5,035.5           10.758 . . .            54,171
JANUS ASPEN SERIES - AGGRESSIVE GROWTH PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           1,119,506.3           14.567 . . .        16,307,849
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              10,435.6           12.650 . . .           132,013
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .           3,940,231.1           12.670 . . .        49,923,004
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .                 597.3           12.669 . . .             7,567


  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              24,531.4           12.236 . . .           300,171
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .              80,660.9           12.231 . . .           986,578
JANUS ASPEN SERIES - BALANCED PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .                  58.1           10.224 . . .               594
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .                  18.2           10.218 . . .               186
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .              30,143.4           10.221 . . .           308,082
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              23,268.1           10.605 . . .           246,760
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .               9,382.9           10.608 . . .            99,537
JANUS ASPEN SERIES - FLEXIBLE INCOME PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .               3,893.6           11.543 . . .            44,944
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .                 267.2           11.480 . . .             3,067
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             210,680.8           11.498 . . .         2,422,397
JANUS ASPEN SERIES - GROWTH PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .              64,645.2           11.374 . . .           735,274
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .              93,870.9           10.394 . . .           975,663
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .               3,032.2           11.120 . . .            33,717
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .              37,656.9           11.116 . . .           418,594
JANUS ASPEN SERIES - SHORT-TERM BOND PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .              15,096.1           10.170                 153,527
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .              17,444.0           10.102 . . .           176,213
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .               1,626.4           10.065 . . .            16,370
JANUS ASPEN SERIES - WORLDWIDE GROWTH PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             169,737.8           11.577               1,965,054
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .               5,295.6           10.433 . . .            55,247
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             330,040.7           10.356 . . .         3,417,996
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .              22,629.4           11.632 . . .           263,216
LEXINGTON EMERGING MARKETS FUND:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             275,407.2            8.611 . . .         2,371,531
LEXINGTON NATURAL RESOURCES TRUST:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .             520,924.4           10.524 . . .         5,482,208
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .               7,487.1           10.496 . . .            87,771
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .             771,218.4           10.154 . . .         7,830,952
NEUBERGER & BERMAN ADVISERS
MANAGEMENT TRUST- GROWTH PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           2,343,819.7           18.146 . . .        42,530,953
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              31,846.9           14.961 . . .           476,467
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .           2,974,549.1           14.941 . . .        44,441,840
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .               5,395.0           12.847 . . .            69,308
SCUDDER VARIABLE LIFE INVESTMENT FUND-
INTERNATIONAL PORTFOLIO:
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           3,913,397.5           14.551 . . .        56,943,847
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              34,201.1           13.848 . . .           473,616
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .           7,228,036.2           13.966 . . .       100,947,750
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .              11,114.7           11.769 . . .           130,812
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              29,876.7           13.992 . . .           418,039
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             392,841.7           13.966 . . .         5,486,481
TCI PORTFOLIOS, INC. - TCI GROWTH:
  Qualified III *. . . . . . . . . . . . . . . . . . . . . . . .           5,588,787.5           13.782 . . .        77,023,820
  Qualified III. . . . . . . . . . . . . . . . . . . . . . . . .           1,844,058.5           15.063 . . .        27,777,053
  Qualified V. . . . . . . . . . . . . . . . . . . . . . . . . .              21,142.9           15.823 . . .           334,547
  Qualified VI . . . . . . . . . . . . . . . . . . . . . . . . .          20,016,041.2           15.897 . . .       318,193,424
  Qualified VII. . . . . . . . . . . . . . . . . . . . . . . . .              44,877.1           13.380 . . .           600,465
  Qualified VIII . . . . . . . . . . . . . . . . . . . . . . . .               7,270.0           13.411 . . .            97,500
  Qualified IX . . . . . . . . . . . . . . . . . . . . . . . . .               1,275.3           13.104 . . .            16,711
  Qualified X (1.15) . . . . . . . . . . . . . . . . . . . . . .              39,615.9           15.927 . . .           630,951
  Qualified X (1.25) . . . . . . . . . . . . . . . . . . . . . .             376,142.6           15.897 . . .         5,979,510
Reserves for annuity contracts in payment period (Note 1). . . . . . . . . . . . . . . . . . . . . . . . . .        145,454,818
                                                                                                                 --------------
                                                                                                                 $6,262,371,287
                                                                                                                 --------------
                                                                                                                 --------------

*Applies only to participants of the Opportunity Plus program and Multiple
 Options Portfolio.
See Notes to Financial Statements.

                           VARIABLE ANNUITY ACCOUNT C


STATEMENT OF OPERATIONS -NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995 (Unaudited)

INVESTMENT INCOME:
Dividends: (Notes 1 and 3)
  Aetna Variable Fund..........................................................                                $139,928,530
  Aetna Income Shares..........................................................                                   8,498,996
  Aetna Investment Advisers Fund, Inc..........................................                                  29,305,516
  Aetna GET Fund, Series B.....................................................                                     889,913
  Fidelity Investments Variable Insurance Products Fund - Equity-Income
    Portfolio..................................................................                                     237,430
  Fidelity Investments Variable Insurance Products Fund - Growth
    Portfolio..................................................................                                      10,256
  Fidelity Investments Variable Insurance Products Fund - Overseas
    Portfolio..................................................................                                       5,145
  Fidelity Investments Variable Insurance Products Fund II - Asset
    Manager Portfolio..........................................................                                     259,914
  Franklin Government Securities Trust.........................................                                   1,061,449
  Janus Aspen Series - Aggressive Growth Portfolio.............................                                     477,323
  Janus Aspen Series - Balanced Portfolio......................................                                         316
  Janus Aspen Series - Flexible Income Portfolio...............................                                      51,578
  Janus Aspen Series - Growth Portfolio........................................                                       1,184
  Janus Aspen Series - Short-Term Bond Portfolio...............................                                       1,104
  Janus Aspen Series - Worldwide Growth Portfolio..............................                                         347
  Neuberger & Berman Advisers Management Trust - Growth Portfolio..............                                   1,779,523
  Scudder Variable Life Investment Fund - International Portfolio..............                                     670,719
  TCI Portfolios, Inc. - TCI Growth............................................                                     339,221
                                                                                                          -----------------
    Total investment income....................................................                                 183,518,463
Valuation period deductions (Note 2)...........................................                                 (50,893,041)
                                                                                                          -----------------
Net investment income..........................................................                                 132,625,422
                                                                                                          -----------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
Realized gain on sales of investments: (Notes 1 and 4)
  Proceeds from sales..........................................................         240,242,871
                                                                                   ----------------
  Cost of investments sold.....................................................         186,672,759
                                                                                   ----------------
    Net realized gain..........................................................                                  53,570,112
Unrealized gain on investments:
  Beginning of period..........................................................          73,479,233
  End of period................................................................       1,037,168,713
                                                                                   ----------------
    Net unrealized gain........................................................                                 963,689,480
                                                                                                          -----------------
Net realized and unrealized gain on investments................................                               1,017,259,592
                                                                                                          -----------------
Increase in net assets resulting from operations...............................                              $1,149,885,014
                                                                                                          -----------------
                                                                                                          -----------------


See Notes to Financial Statements.

                           VARIABLE ANNUITY ACCOUNT C

STATEMENTS OF CHANGES IN NET ASSETS

                                                                            FOR THE NINE-MONTH
                                                                               PERIOD ENDED
                                                                            SEPTEMBER 30, 1995              YEAR ENDED
                                                                               (Unaudited)               DECEMBER 31, 1994
                                                                             -----------------           -----------------
FROM OPERATIONS:
Net investment income..............................................               $132,625,422                 $476,196,420
Net realized and unrealized gain (loss) on investment..............              1,017,259,592                 (581,812,453)
                                                                              ----------------            -----------------
  Increase (decrease) in net assets resulting from operations......              1,149,885,014                 (105,616,033)
                                                                              ----------------            -----------------

FROM UNIT TRANSACTIONS:
Variable annuity contract purchase payments........................                555,815,604                  711,565,372
Sales and administrative charges deducted by the Company...........                    (75,053)                    (137,737)
                                                                              ----------------            -----------------
Net variable annuity contract purchase payments....................                555,740,551                  711,427,635
Transfers from the Company for mortality guarantee adjustments.....                  1,556,886                    1,880,350
Transfers to the Company's fixed account options...................                (79,212,021)                 (56,920,532)
Transfers to other variable annuity accounts.......................                          0                  (23,284,415)
Redemptions by contract holders....................................               (218,671,511)                (269,542,942)
Annuity payments...................................................                 (9,850,473)                 (11,189,149)
Other..............................................................                    611,050                    1,452,959
                                                                              ----------------            -----------------
  Increase in net assets from unit transactions....................                250,174,482                  353,823,906
                                                                              ----------------            -----------------
Change in net assets...............................................              1,400,059,496                  248,207,873
NET ASSETS:
Beginning of period................................................              4,862,311,791                4,614,103,918
                                                                              ----------------            -----------------
End of period......................................................             $6,262,371,287               $4,862,311,791
                                                                              ----------------            -----------------
                                                                              ----------------            -----------------


See Notes to Financial Statements.

                           VARIABLE ANNUITY ACCOUNT C

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Variable Annuity Account C ("Account") is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with annuity contracts that are qualified under the Internal Revenue Code of 1986, as amended.

     The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles.

     a. VALUATION OF INVESTMENTS

     Investments in the following Funds are stated at the closing net asset value per share as determined by each Fund on September 30, 1995:


     Aetna Variable Fund
     Aetna Income Shares
     Aetna Variable Encore Fund
     Aetna Investment Advisers Fund, Inc.
     Aetna GET Fund, Series B
     Aetna Ascent Variable Portfolio
     Aetna Crossroads Variable Portfolio
     Aetna Legacy Variable Portfolio

     Alger American Fund:
     -    Alger American Growth Portfolio
     -    Alger American Small Capitalization Portfolio

     Calvert Responsibly Invested Balanced Portfolio

     Fidelity Investments Variable Insurance Products Fund:
     -    Equity-Income Portfolio
     -    Growth Portfolio
     -    Overseas Portfolio


     Fidelity Investments Variable Insurance Products Fund II:
     -    Asset Manager Portfolio
     -    Contrafund Portfolio
     -    Index 500 Portfolio

     Franklin Government Securities Trust

     Janus Aspen Series:
     -    Aggressive Growth Portfolio
     -    Balanced Portfolio
     -    Flexible Income Portfolio
     -    Growth Portfolio
     -    Short-Term Bond Portfolio
     -    Worldwide Growth Portfolio

     Lexington:
     -    Emerging Markets Fund
     -    Natural Resources Trust

     Neuberger & Berman Advisers Management Trust -
     Growth Portfolio

     Scudder Variable Life Investment Fund - International Portfolio

     TCI Portfolios, Inc . - TCI Growth


     b.  OTHER
     Investment transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

     c.   FEDERAL INCOME TAXES
     The operations of Variable Annuity Account C form a part of, and are taxed with, the total operations of Aetna Life Insurance and Annuity Company ("Company") which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

     d.   ANNUITY RESERVES
     Annuity reserves are computed for currently payable contracts according to the Progressive Annuity, Individual Annuity Mortality, and Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent.

                           VARIABLE ANNUITY ACCOUNT C

     Charges to annuity reserves for mortality and expense risk experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.

2.   VALUATION PERIOD DEDUCTIONS
     Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the contracts and are paid to the Company.

3.   DIVIDEND INCOME
     On an annual basis the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of the Funds' undistributed net investment income and accumulated net realized gain (loss) on investments is included in net unrealized gain in the Statement of Operations.

4.   PURCHASES AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments other than short-term investments for the year ended September 30, 1995 aggregated $623,042,775 and $240,242,871, respectively.

                        CONSOLIDATED FINANCIAL STATEMENTS
            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

                                      INDEX
                                                                            PAGE
                                                                            ----
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .  F-2

Consolidated Financial Statements:

  Consolidated Statements of Income for the Years Ended December 31, 1994,
   1993, and 1992. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

  Consolidated Balance Sheets as of December 31, 1994 and 1993 . . . . . .  F-4

  Consolidated Statements of Changes in Shareholder's Equity for the
   Years Ended December 31, 1994, 1993 and 1992. . . . . . . . . . . . . .  F-5

  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . .  F-7

Consolidated Financial Statements:

  Unaudited Consolidated Statements of Income for the Nine-Month Period
   Ended September 30, 1995 and 1994 . . . . . . . . . . . . . . . . . . .  F-26

  Unaudited Consolidated Balance Sheets as of September 30, 1995 . . . . .  F-27

  Unaudited Consolidated Statements of Changes in Shareholder's Equity
   for the Nine-Month Period Ended September 30, 1995 and 1994 . . . . . .  F-28

  Unaudited Consolidated Statements of Cash Flows for the Nine-Month
   Period Ended September 30, 1995 and 1994. . . . . . . . . . . . . . . .  F-29

Condensed Notes to Consolidated Financial Statements . . . . . . . . . . .  F-30

                          INDEPENDENT AUDITORS' REPORT

The Shareholder and Board of Directors
Aetna Life Insurance and Annuity Company:

We have audited the accompanying consolidated balance sheets of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company and Subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities and reinsurance contracts. In 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                        KPMG Peat Marwick LLP

Hartford, Connecticut
February 7, 1995

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (MILLIONS)

                                                                 YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                     1994                  1993                  1992
                                                     ----                  ----                  ----
Revenue:
  Premiums . . . . . . . . . . . . . . . . . . .   $   124.2             $    82.1             $    72.5
  Charges assessed against policyholders . . . .       279.0                 251.5                 235.4
  Net investment income. . . . . . . . . . . . .       917.2                 911.9                 848.1
  Net realized capital gains . . . . . . . . . .         1.5                   9.5                  13.4
  Other income . . . . . . . . . . . . . . . . .        10.3                   9.5                   6.7
                                                   ---------             ---------             ---------
        Total revenue. . . . . . . . . . . . . .     1,332.2               1,264.5               1,176.1
                                                   ---------             ---------             ---------

Benefits and expenses:
  Current and future benefits. . . . . . . . . .       852.4                 806.4                 761.6
  Operating expenses . . . . . . . . . . . . . .       227.2                 201.3                 213.5
  Amortization of deferred policy
    acquisition costs. . . . . . . . . . . . . .        36.1                  37.7                  32.9
                                                   ---------             ---------             ---------
    Total benefits and expenses. . . . . . . . .     1,115.7               1,045.4               1,008.0
                                                   ---------             ---------             ---------
Income before federal income taxes and
  cumulative effect adjustments. . . . . . . . .       216.5                 219.1                 168.1

  Federal income taxes . . . . . . . . . . . . .        71.2                  76.2                  54.9
                                                   ---------             ---------             ---------

Income before cumulative effect adjustments. . .       145.3                 142.9                 113.2

Cumulative effect adjustments, net of tax:
  Change in accounting for income taxes. . . . .         -                     -                    22.8

  Change in accounting for postretirement
   benefits other than pensions. . . . . . . . .         -                     -                   (13.2)
                                                   ---------             ---------             ---------

Net income . . . . . . . . . . . . . . . . . . .   $   145.3             $   142.9             $   122.8
                                                   ---------             ---------             ---------
                                                   ---------             ---------             ---------


See Notes to Consolidated Financial Statements.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                                   (MILLIONS)

                                                           DECEMBER 31,
                                                    ----------------------------
                                                       1994             1993
                                                       ----             ----
ASSETS
Investments:
 Debt securities, available for sale:
  (amortized cost: $10,577.8 and $9,783.9) . . . .  $  10,191.4      $  10,531.0
 Equity securities, available for sale:
  Non-redeemable preferred stock (cost:$43.3
  and $38.3) . . . . . . . . . . . . . . . . . . .         47.2             45.9
  Investment in affiliated mutual funds
  (cost: $187.2 and $122.4). . . . . . . . . . . .        181.9            126.7
 Short-term investments. . . . . . . . . . . . . .         98.0             22.6
 Mortgage loans. . . . . . . . . . . . . . . . . .          9.9             10.1
 Policy loans. . . . . . . . . . . . . . . . . . .        248.7            202.7
 Limited partnership . . . . . . . . . . . . . . .         24.4              -
                                                    -----------      -----------
    Total investments. . . . . . . . . . . . . . .     10,801.5         10,939.0
Cash and cash equivalents. . . . . . . . . . . . .        623.3            536.1
Accrued investment income. . . . . . . . . . . . .        142.2            124.7
Premiums due and other receivables . . . . . . . .         75.8             67.0
Deferred policy acquisition costs. . . . . . . . .      1,172.0          1,061.0
Reinsurance loan to affiliate. . . . . . . . . . .        690.3            711.0
Other assets . . . . . . . . . . . . . . . . . . .         15.9             12.6
Separate Accounts assets . . . . . . . . . . . . .      7,420.8          6,684.3
                                                    -----------      -----------
    Total assets . . . . . . . . . . . . . . . . .  $  20,941.8      $  20,135.7
                                                    -----------      -----------
                                                    -----------      -----------
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits. . . . . . . . . . . . . .  $   2,968.1      $   2,741.8
 Unpaid claims and claim expenses. . . . . . . . .         23.8             27.2
 Policyholders' funds left with the Company. . . .      8,901.6          9,003.9
                                                    -----------      -----------
    Total insurance liabilities. . . . . . . . . .     11,893.5         11,698.7
 Other liabilities . . . . . . . . . . . . . . . .        302.1            229.7
 Federal income taxes:
   Current . . . . . . . . . . . . . . . . . . . .          3.4             40.6
   Deferred. . . . . . . . . . . . . . . . . . . .        233.5            161.5
 Separate Accounts liabilities . . . . . . . . . .      7,420.8          6,684.3
                                                    -----------      -----------
    Total liabilities. . . . . . . . . . . . . . .     19,853.3         18,889.0
                                                    -----------      -----------
Shareholder's equity:
 Common capital stock, par value $50 (100,000
  shares authorized; 55,000 shares issued and
  outstanding) . . . . . . . . . . . . . . . . . .          2.8              2.8
 Paid-in capital . . . . . . . . . . . . . . . . .        407.6            407.6
 Net unrealized capital gains (losses) . . . . . .       (189.0)           114.5
 Retained earnings . . . . . . . . . . . . . . . .        867.1            721.8
                                                    -----------      -----------
    Total shareholder's equity . . . . . . . . . .      1,088.5          1,246.7
                                                    -----------      -----------
    Total liabilities and shareholder's equity . .  $  20,941.8      $  20,135.7
                                                    -----------      -----------
                                                    -----------      -----------


See Notes to Consolidated Financial Statements.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                   (MILLIONS)


                                                 YEARS ENDED DECEMBER 31,
                                         ---------------------------------------
                                             1994          1993          1992
                                             ----          ----          ----
Shareholder's equity, beginning. . . . .   $1,246.7      $  990.1      $  867.4
Net change in unrealized capital
gains (losses) . . . . . . . . . . . . .     (303.5)        113.7          (0.1)
Net income . . . . . . . . . . . . . . .      145.3         142.9         122.8
                                         ----------    ----------    ----------
Shareholder's equity, end of year. . . .   $1,088.5      $1,246.7      $  990.1
                                         ----------    ----------    ----------
                                         ----------    ----------    ----------


See Notes to Consolidated Financial Statements.

             AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (MILLIONS)

                                                                                YEARS ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                           1994           1993           1992
                                                                           -----          ----           ----
Cash Flows from Operating Activities:
     Net income. . . . . . . . . . . . . . . . . . . . . . . . . .      $    145.3     $    142.9     $    122.8
     Cumulative effect adjustments . . . . . . . . . . . . . . . .             -              -             (9.6)
     Increase in accrued investment income . . . . . . . . . . . .           (17.5)         (11.1)          (8.7)
     (Increase) decrease in premiums due and other receivables . .             1.3           (5.6)         (19.9)
     Increase in policy loans. . . . . . . . . . . . . . . . . . .           (46.0)         (36.4)         (32.4)
     Increase in deferred policy acquisition costs . . . . . . . .           (96.5)         (60.5)         (60.8)
     Decrease in reinsurance loan to affiliate . . . . . . . . . .            27.8           31.8           37.8
     Net increase in universal life account balances . . . . . . .           164.7          126.4          130.8
     Increase in other insurance reserve liabilities . . . . . . .            65.7           86.1           20.5
     Net increase in other liabilities and other assets. . . . . .            53.9            7.0           20.2
     Decrease in federal income taxes. . . . . . . . . . . . . . .           (11.7)          (3.7)         (11.8)
     Net accretion of discount on bonds. . . . . . . . . . . . . .           (77.9)         (88.1)         (75.2)
     Net realized capital gains. . . . . . . . . . . . . . . . . .            (1.5)          (9.5)         (13.4)
     Other, net. . . . . . . . . . . . . . . . . . . . . . . . . .            (1.0)           0.2           (0.2)
                                                                        -----------    -----------    -----------
        Net cash provided by operating activities. . . . . . . . .           206.6          179.5          100.1
                                                                        -----------    -----------    -----------
Cash Flows from Investing Activities:
     Proceeds from sales of :
        Debt securities available for sale . . . . . . . . . . . .         3,593.8          473.9          543.3
        Equity securities. . . . . . . . . . . . . . . . . . . . .            93.1           89.6           50.6
     Investment maturities and collections of:
        Debt securities available for sale . . . . . . . . . . . .         1,289.2        2,133.3        1,179.2
        Short-term investments . . . . . . . . . . . . . . . . . .            30.4           19.7            5.0
     Cost of investment purchases in:
        Debt securities. . . . . . . . . . . . . . . . . . . . . .        (5,621.4)      (3,669.2)      (2,612.2)
        Equity securities. . . . . . . . . . . . . . . . . . . . .          (162.5)        (157.5)         (63.0)
        Short-term investments . . . . . . . . . . . . . . . . . .          (106.1)         (41.3)          (5.0)
        Limited partnership. . . . . . . . . . . . . . . . . . . .           (25.0)           -              -
                                                                        -----------    -----------    -----------
           Net cash used for investing activities. . . . . . . . .          (908.5)      (1,151.5)        (902.1)
                                                                        -----------    -----------    -----------
Cash Flows from Financing Activities:
     Deposits and interest credited for investment contracts . . .         1,737.8        2,117.8        1,619.6
     Withdrawals of investment contracts . . . . . . . . . . . . .          (948.7)      (1,000.3)        (767.7)
                                                                        -----------    -----------    -----------
        Net cash provided by financing activities. . . . . . . . .           789.1        1,117.5          851.9
                                                                        -----------    -----------    -----------
Net increase in cash and cash equivalents. . . . . . . . . . . . .            87.2          145.5           49.9
Cash and cash equivalents, beginning of year . . . . . . . . . . .           536.1          390.6          340.7
                                                                        -----------    -----------    -----------
Cash and cash equivalents, end of year . . . . . . . . . . . . . .      $    623.3     $    536.1     $    390.6
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------
Supplemental cash flow information:
  Income taxes paid, net . . . . . . . . . . . . . . . . . . . . .      $     82.6     $     79.9     $     54.0
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------


See Notes to Consolidated Financial Statements.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993, AND 1992


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions have been eliminated. Certain reclassifications have been made to 1993 and 1992 financial information to conform to the 1994 presentation.

The Company offers a wide range of life insurance products and annuity contracts with variable and fixed accumulation and payout options. The Company also provides investment advisory and other services to affiliated mutual funds.

ACCOUNTING CHANGES

     Accounting for Certain Investments in Debt and Equity Securities

On December 31, 1993, the Company adopted Financial Accounting Standard ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires the classification of debt securities into three categories: "held to maturity", which are carried at amortized cost; "available for sale", which are carried at fair value with changes in fair value recognized as a component of shareholder's equity; and "trading", which are carried at fair value with immediate recognition in income of changes in fair value.

Initial adoption of this standard resulted in a net increase of $106.8 million, net of taxes of $57.5 million, to net unrealized gains in shareholder's equity. These amounts exclude gains and losses allocable to experience-rated (including universal life) contractholders. Adoption of FAS No. 115 did not have a material effect on deferred policy acquisition costs.

     Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts

During 1993, the Company adopted FAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, retroactive to January 1, 1993. Reinsurance recoverables (previously reported as a reduction in insurance reserve liabilities) and reinsurance receivables and ceded unearned premiums are included in premiums due and other receivables. The adoption of FAS No. 113 did not have a material impact on the Company's 1993 Consolidated Financial Statements.

     Accounting for Income Taxes

The Company adopted FAS No. 109, Accounting for Income Taxes, in 1992, retroactive to January 1, 1992. A cumulative effect benefit of $22.8 million related to the adoption of this standard is reflected in the 1992 Consolidated Statement of Income.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Postretirement Benefits Other Than Pensions

FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, required that employers accrue the cost and recognize the liability for providing non-pension benefits to retired employees and agents. Aetna and the Company implemented FAS No. 106 in 1992, retroactive to January 1, 1992 on the immediate recognition basis. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. A cumulative effect charge of $13.2 million, net of taxes of $7.1 million, related to the adoption of this standard for Company agents is reflected in the Company's 1992 Consolidated Statement of Income.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of ninety days or less when purchased.

INVESTMENTS

     Debt Securities

At December 31, 1994 and 1993, all of the Company's debt securities are classified as available for sale and carried at fair value. These securities are written down (as realized losses) for other than temporary decline in value. Unrealized gains and losses related to these securities, after deducting amounts allocable to experience-rated contractholders and related taxes, are reflected in shareholder's equity.

Fair values for debt securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Purchases and sales of debt securities are recorded on the trade date.

     Equity Securities

Equity securities are classified as available for sale and carried at fair value based on quoted market prices or dealer quotations. Equity securities are written down (as realized losses) for other than temporary declines in value. Unrealized gains and losses related to such securities are reflected in shareholder's equity. Purchases and sales are recorded on the trade date.

The investment in affiliated mutual funds represents an investment in the Aetna Series Fund, Inc., a retail mutual fund which has been seeded by the Company, and is carried at fair value.

     Mortgage Loans and Policy Loans

Mortgage loans and policy loans are carried at unpaid principal balances net of valuation reserves, which approximates fair value, and are generally secured. Purchases and sales of mortgage loans are recorded on the closing date.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Limited Partnership

The Company's limited partnership investment is carried at the amount invested plus the Company's share of undistributed operating results and unrealized gains (losses), which approximates fair value.

     Short-Term Investments

Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of over ninety days and less than one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

DEFERRED POLICY ACQUISITION COSTS

Certain costs of acquiring insurance business have been deferred. These costs, all of which vary with and are primarily related to the production of new business, consist principally of commissions, certain expenses of underwriting and issuing contracts and certain agency expenses. For fixed ordinary life contracts, such costs are amortized over expected premium-paying periods. For universal life and certain annuity contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits. These costs are amortized over twenty years for annuity pension contracts, and over the contract period for universal life contracts. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

INSURANCE RESERVE LIABILITIES

The Company's liabilities include reserves related to fixed ordinary life, fixed universal life and fixed annuity contracts. Reserves for future policy benefits for fixed ordinary life contracts are computed on the basis of assumed investment yield, assumed mortality, withdrawals and expenses, including a margin for adverse deviation, which generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.25% to 10.50%. Assumed investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Aetna experience and are periodically reviewed against both industry standards and experience.

Reserves for fixed universal life (included in Future Policy Benefits) and fixed deferred annuity contracts (included in Policyholders' Funds Left With the Company) are equal to the fund value. The fund value is equal to cumulative deposits less charges plus credited interest thereon, without reduction for possible future penalties assessed on premature withdrawal. For guaranteed interest options, the interest credited ranged from 4.00% to 5.85% in 1994 and 4.00% to 7.68% in 1993. For all other fixed options, the interest credited ranged from 5.00% to 7.50% in 1994 and 5.00% to 9.25% in 1993.

Reserves for fixed annuity contracts in the annuity period and for future amounts due under settlement options are computed actuarially using the Progressive Annuity Table (modified), the Annuity Table for 1949, the 1971 Individual Annuity Mortality Table, the 1971 Group Annuity Mortality Table, the 1983 Individual Annuity Mortality Table and the 1983 Group Annuity Mortality Table, at assumed interest rates ranging from 3.5% to 9.5%. Reserves relating to contracts with life contingencies are included in Future Policy Benefits. For other contracts, the reserves are reflected in Policyholders' Funds Left With the Company.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Unpaid claims for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

PREMIUMS, CHARGES ASSESSED AGAINST POLICYHOLDERS, BENEFITS AND EXPENSES

Premiums are recorded as revenue when due for fixed ordinary life contracts. Charges assessed against policyholders' funds for cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue for universal life and certain annuity contracts. Policy benefits and expenses are recorded in relation to the associated premiums or gross profit so as to result in recognition of profits over the expected lives of the contracts.

SEPARATE ACCOUNTS

Assets held under variable universal life, variable life and variable annuity contracts are segregated in Separate Accounts and are invested, as designated by the contractholder or participant under a contract, in shares of Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, or The Aetna Series Fund Inc., which are managed by the Company or other selected mutual funds not managed by the Company.

Separate Accounts assets and liabilities are carried at fair value except for those relating to a guaranteed interest option which is offered through a Separate Account. The assets of the Separate Account supporting the guaranteed interest option are carried at an amortized cost of $149.7 million for 1994 (fair value $146.3 million) and $31.2 million for 1993 (fair value $33.3 million), since the Company bears the investment risk where the contract is held to maturity. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 4.5% to 8.38% in 1994 and from 4% to 9.45% in 1993. Separate Accounts assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains (losses) of the Separate Accounts are not reflected in the Consolidated Statements of Income (with the exception of realized capital gains (losses) on the sale of assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

FEDERAL INCOME TAXES

The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.   INVESTMENTS

Investments in debt securities available for sale as of December 31, 1994 were as follows:

                                                                      GROSS          GROSS
                                                     AMORTIZED      UNREALIZED     UNREALIZED      FAIR
                                                       COST           GAINS          LOSSES        VALUE
                                                       ----           -----          ------        -----
                                                                    (millions)
U.S. Treasury securities and obligations of
  U.S government agencies and corporations . .      $  1,396.1      $     2.0      $    84.2     $  1,313.9
Obligations of states and political
  subdivisions . . . . . . . . . . . . . . . .            37.9            1.2            -             39.1
U.S. Corporate securities:
    Financial. . . . . . . . . . . . . . . . .         2,216.9            3.8          109.4        2,111.3
    Utilities. . . . . . . . . . . . . . . . .           100.1            -              7.9           92.2
    Other. . . . . . . . . . . . . . . . . . .         1,344.3            6.0           67.9        1,282.4
                                                    ----------      ---------      ---------     ----------
  Total U.S. Corporate securities. . . . . . .         3,661.3            9.8          185.2        3,485.9
Foreign securities:
    Government . . . . . . . . . . . . . . . .           434.4            1.2           33.9          401.7
    Financial. . . . . . . . . . . . . . . . .           368.2            1.1           23.0          346.3
    Utilities. . . . . . . . . . . . . . . . .           204.4            2.5            9.5          197.4
    Other. . . . . . . . . . . . . . . . . . .            46.3            0.8            1.5           45.6
                                                    ----------      ---------      ---------     ----------
  Total Foreign securities . . . . . . . . . .         1,053.3            5.6           67.9          991.0
Residential mortgage-backed securities:
    Residential pass-throughs. . . . . . . . .           627.1           81.5            5.0          703.6
    Residential CMOs . . . . . . . . . . . . .         2,671.0           32.9          139.4        2,564.5
                                                    ----------      ---------      ---------     ----------
Total Residential mortgage-backed
  securities . . . . . . . . . . . . . . . . .         3,298.1          114.4          144.4        3,268.1
Commercial/Multifamily mortgage-backed
  securities . . . . . . . . . . . . . . . . .           435.0            0.2           21.3          413.9
                                                    ----------      ---------      ---------     ----------
    Total Mortgage-backed securities . . . . .         3,733.1          114.6          165.7        3,682.0
Other loan-backed securities . . . . . . . . .           696.1            0.2           16.8          679.5
                                                    ----------      ---------      ---------     ----------

Total debt securities available for sale . . .      $ 10,577.8      $   133.4      $   519.8     $ 10,191.4
                                                    ----------      ---------      ---------     ----------
                                                    ----------      ---------      ---------     ----------

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Investments in debt securities available for sale as of December 31, 1993 were as follows:

                                                                   GROSS          GROSS
                                                   AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                                     COST          GAINS          LOSSES         VALUE
                                                     ----          -----          ------         -----
                                                                 (millions)
U.S. Treasury securities and obligations of
  U.S government agencies and corporations . . .  $    827.2     $     19.4     $      6.6     $    840.4
Obligations of states and political
  subdivisions . . . . . . . . . . . . . . . . .         0.5            -              -              0.5
U.S. Corporate securities:
     Financial . . . . . . . . . . . . . . . . .       983.3           49.2            0.7        1,031.8
     Utilities . . . . . . . . . . . . . . . . .       141.2           12.4            -            153.6
     Other . . . . . . . . . . . . . . . . . . .       704.3           51.6            2.3          753.6
                                                  ----------     ----------     ----------     ----------
  Total U.S. Corporate securities. . . . . . . .     1,828.8          113.2            3.0        1,939.0
Foreign securities:
     Government. . . . . . . . . . . . . . . . .       289.1           31.7            0.5          320.3
     Financial . . . . . . . . . . . . . . . . .       365.8           18.5            0.9          383.4
     Utilities . . . . . . . . . . . . . . . . .       206.2           28.9            0.1          235.0
     Other . . . . . . . . . . . . . . . . . . .        30.4            1.3            0.8           30.9
                                                  ----------     ----------     ----------     ----------
  Total Foreign securities . . . . . . . . . . .       891.5           80.4            2.3          969.6
Residential mortgage-backed securities:
     Residential pass-throughs . . . . . . . . .     1,125.0          218.1            1.7        1,341.4
     Residential CMOs. . . . . . . . . . . . . .     4,868.7          318.1            1.1        5,185.7
                                                  ----------     ----------     ----------     ----------
Total Residential mortgage-backed
  securities . . . . . . . . . . . . . . . . . .     5,993.7          536.2            2.8        6,527.1
Commercial/Multifamily mortgage-backed
  securities . . . . . . . . . . . . . . . . . .       193.0           13.4            0.8          205.6
                                                  ----------     ----------     ----------     ----------
     Total Mortgage-backed securities. . . . . .     6,186.7          549.6            3.6        6,732.7
Other loan-backed securities . . . . . . . . . .        49.2            0.2            0.2           49.2
                                                  ----------     ----------     ----------     ----------

Total debt securities available for sale . . . .  $  9,783.9     $    762.8     $     15.7     $ 10,531.0
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------

At December 31, 1994 and 1993, net unrealized appreciation (depreciation) of $(386.4) million and $747.1 million, respectively, on available for sale debt securities included $(308.6) million and $582.8 million, respectively, related to experience-rated contractholders, which were not included in shareholder's equity.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The amortized cost and fair value of debt securities for the year ended December 31, 1994 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

                                                      AMORTIZED         FAIR
                                                        COST            VALUE
                                                        ----            -----
                                                             (millions)
          Due to mature:
            One year or less . . . . . . . . . . .    $   103.9       $   103.5
            After one year through five years. . .      1,965.6         1,920.0
            After five years through ten years . .      2,371.3         2,207.0
            After ten years. . . . . . . . . . . .      1,707.8         1,599.4
            Mortgage-backed securities . . . . . .      3,733.1         3,682.0
            Other loan-backed securities . . . . .        696.1           679.5
                                                      ---------       ---------

                  Total. . . . . . . . . . . . . .    $10,577.8       $10,191.4
                                                      ---------       ---------
                                                      ---------       ---------

At December 31, 1994 and 1993, debt securities carried at $7.0 million and $7.3 million, respectively, were on deposit as required by regulatory authorities.

The valuation reserve for mortgage loans was $3.1 million and $4.2 million at December 31, 1994 and 1993, respectively. The carrying value of non-income producing investments was $0.2 million and $34.3 million at December 31, 1994 and 1993, respectively.

Investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 1994 are as follows:

                                                       AMORTIZED         FAIR
          DEBT SECURITIES                                COST            VALUE
          ---------------                                ----            -----
                                                               (millions)
          General Electric Capital Corporation . .      $ 264.9          $252.1
          General Motors Corporation . . . . . . .        167.8           161.7
          Society National Bank. . . . . . . . . .        152.8           143.7
          Ford Motor Company . . . . . . . . . . .        144.7           142.3
          Associates Corporation of North America.        132.9           131.1
          First Deposit Master Trust 1994-1A . . .        114.9           112.1

The portfolio of debt securities at December 31, 1994 and 1993 included $318 million and $329 million, respectively, (3% of the debt securities for both years) of investments that are considered "below investment grade". "Below investment grade" securities are defined to be securities that carry a rating below BBB-/Baa3, by Standard & Poors/Moody's Investor Services, respectively.
Of these below investment grade assets, $32 million and $39 million, at December 31, 1994 and 1993, respectively, were investments that were purchased at investment grade, but whose ratings have since been downgraded.

Included in residential mortgage-back securities are collateralized mortgage obligations ("CMOs") with carrying values of $2.6 billion and $5.2 billion at December 31, 1994 and 1993, respectively. The $2.6 billion decline in

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


CMOs from December 31, 1993 to December 31, 1994 was related primarily to sales and principal repayments. CMO sales of $1.6 billion resulted in net realized capital gains of $35 million of which $23 million was allocated to experience-rated contracts. The Company's CMO exposure was reduced as a result of changes in their risk and return characteristics and to better diversify the risk profile of the Company's assets. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates whereby the CMOs would be subject to repayments of principal earlier or later than originally anticipated. At December 31, 1994 and 1993, approximately 85% and 93%, respectively, of the Company's CMO holdings consisted of sequential and planned amortization class ("PAC") debt securities which are subject to less prepayment and extension risk than other CMO instruments. At December 31, 1994 and 1993, approximately 82% of the Company's CMO holdings were collateralized by residential mortgage loans, on which the timely payment of principal and interest was backed by specified government agencies (e.g., GNMA, FNMA, FHLMC).

If due to declining interest rates, principal was to be repaid earlier than originally anticipated, the Company could be affected by a decrease in investment income due to the reinvestment of these funds at a lower interest rate. Such prepayments may result in a duration mismatch between assets and liabilities which could be corrected as cash from prepayments could be reinvested at an appropriate duration to adjust the mismatch.

Conversely, if due to increasing interest rates, principal was to be repaid slower than originally anticipated, the Company could be affected by a decrease in cash flow which reduces the ability to reinvest expected principal repayments at higher interest rates. Such slower payments may result in a duration mismatch between assets and liabilities which could be corrected as available cash flow could be reinvested at an appropriate duration to adjust the mismatch.

At December 31, 1994 and 1993, 4% and 3%, respectively, of the Company's CMO holdings consisted of interest-only strips (IOs) or principal-only strips (POs). IOs receive payments of interest and POs receive payments of principal on the underlying pool of mortgages. The risk inherent in holding POs is extension risk related to dramatic increases in interest rates whereby the future payments due on POs could be repaid much slower than originally anticipated. The extension risks inherent in holding POs, PACs and sequentials was mitigated by purchasing offsetting positions in IOs. During dramatic increases in interest rates, IOs would generate more future payments than originally anticipated.

The risk inherent in holding IOs is prepayment risk related to dramatic decreases in interest rates whereby future IO cash flows could be much less than originally anticipated and in some cases could be less than the original cost of the IO. The risks inherent in IOs are mitigated by holding offsetting positions in PO's, PACs, and sequentials. During dramatic decreases in interest rates POs, PACs and sequentials would generate future cash flows much quicker than originally anticipated.

In 1993, due to declining interest rates and prepayments on the underlying pool of mortgages, the amortized cost on IO's was written down by $85.4 million. IO writedowns of $4.7 million, net of $80.7 million allocated to experience-rated contracts, were reflected in 1993 net realized capital gains (losses). In 1994, due to increasing interest rates, unrealized gains on IO's increased from $0.5 million at December 31, 1993 to $17.8 million at December 31, 1994. Conversely, unrealized gains on POs decreased from $36.7 million at December 31, 1993 to $5.3 million at December 31, 1994. 1994 net realized gains (losses) included net gains of $10.0 million as a result of sales of IOs and POs (including amounts allocated to experience-rated contractholders).

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The Company did not use derivative instruments (ie.,futures, forward contracts, interest swaps, etc.) for hedging or any other purposes in 1994 or 1993.

The Company does hold investments in certain debt and equity securities with derivative characteristics (ie., including the fact that their market value is at least partially determined by, among other things, levels of or changes in interest rates, prepayment rates, equity markets or credit ratings/spreads).

The amortized cost and fair value of these securities, included in the $10.8 billion investment portfolio, as of December 31, 1994 was as follows:

                                                        AMORTIZED        FAIR
                                                          COST           VALUE
                                                          ----           -----
                                                               (millions)
     Collateralized mortgage obligations (including
       interest-only and principal-only strips). . . .  $ 2,671.0      $ 2,564.5
     Treasury and agency strips:
       Principal . . . . . . . . . . . . . . . . . . .       20.7           21.6
       Interest. . . . . . . . . . . . . . . . . . . .      104.2           90.2
     Mandatorily convertible preferred stock . . . . .       12.1           11.6

Investments in available for sale equity securities were as follows:

                                               GROSS        GROSS
                                             UNREALIZED   UNREALIZED      FAIR
                                  COST         GAINS        LOSSES        VALUE
                                  ----         -----        ------        -----
                                                   (Millions)
     1994
     Equity Securities . . . .   $ 230.5      $   6.5      $   7.9       $ 229.1
                                 -------      -------      -------       -------
     1993
     Equity Securities . . . .   $ 160.7      $  12.0      $   0.1       $ 172.6
                                 -------      -------      -------       -------

At December 31, 1994 and 1993, 91% of outstanding policy loans had fixed interest rates. The fixed interest rates for annuity policy loans ranged from 1% to 3% for individual annuity policies in both 1994 and 1993. The fixed interest rates for individual life policy loans ranged from 5% to 8% in 1994 and 6% to 8% in 1993. The remaining outstanding policy loans had variable interest rates averaging 8% in 1994 and 1993. Investment income from policy loans was $11.5 million, $10.8 million and $9.5 million in 1994, 1993 and 1992, respectively.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

At December 31, 1993, the Company had $149.0 million in outstanding forward commitments to purchase mortgage-backed securities at a specified future date and at a specified price or yield. These instruments involve elements of market risk whereby future changes in market prices may make a financial instrument less valuable. However, the difference between the fair value at which the commitments can be settled, and the contractual value of these securities, was immaterial at December 31, 1993. There were no outstanding forward commitments at December 31, 1994.

There were no material concentrations of off-balance sheet financial instruments at December 31, 1994 and 1993.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   CAPITAL GAINS AND LOSSES ON INVESTMENT OPERATIONS

Realized capital gains or losses are the difference between proceeds received from investments sold or prepaid, and amortized cost. Net realized capital gains as reflected in the Consolidated Statements of Income are after deductions for net realized capital gains (losses) allocated to experience-rated contracts of $(29.1) million, $(54.8) million and $36.1 million for the years ended December 31, 1994, 1993, and 1992, respectively. Net realized capital gains (losses) allocated to experience-rated contracts are deferred and subsequently reflected in credited rates on an amortized basis. Net unamortized gains (losses), reflected as a component of Policyholders' Funds Left With the Company, were $(50.7) million and $(16.5) million at the end of December 31, 1994 and 1993, respectively.

Changes to the mortgage loan valuation reserve and writedowns on debt securities are included in net realized capital gains (losses) and amounted to $1.1 million and $(98.5) million, of which $0.8 million and $(91.5) million were allocable to experience-rated contractholders, for the years ended December 31, 1994 and 1993, respectively. There were no changes to the valuation reserve or writedowns in 1992. The 1993 losses were primarily related to writedowns of interest-only mortgage-backed securities to their fair value.

Net realized capital gains (losses) on investments, net of amounts allocated to experience-rated contracts, were as follows:

                                                1994         1993         1992
                                                ----         ----         ----
                                                          (millions)
     Debt securities . . . . . . . . . . . .    $  1.0       $  9.6       $ 12.9
     Equity securities . . . . . . . . . . .       0.2           .1          0.5
     Mortgage loans. . . . . . . . . . . . .       0.3         (0.2)         -
                                                ------       ------       ------
     Pretax realized capital gains . . . . .    $  1.5       $  9.5       $ 13.4
                                                ------       ------       ------
                                                ------       ------       ------
       After-tax realized capital gains. . .    $  1.0       $  6.2       $  8.8
                                                ------       ------       ------
                                                ------       ------       ------

Gross gains of $26.6 million, $33.3 million and $13.9 million and gross losses of $25.6 million, $23.7 million and $1.0 million were realized from the sales of investments in debt securities in 1994, 1993 and 1992, respectively.

Changes in unrealized capital gains (losses), excluding changes in unrealized capital gains (losses) related to experience-rated contracts, for the years ended December 31, were as follows:

                                            1994         1993           1992
                                            ----         ----           ----
                                                      (millions)
     Debt securities . . . . . . . . . .  $(242.1)      $  164.3       $    -
     Equity securities . . . . . . . . .    (13.3)          10.6           (0.1)
     Limited partnership . . . . . . . .     (1.8)           -              -
                                          --------      --------       ---------
                                           (257.2)         174.9           (0.1)
     Deferred federal income taxes
      (See Note 6) . . . . . . . . . . .     46.3           61.2            -
                                          --------      --------       ---------
     Net change in unrealized capital
      gains (losses) . . . . . . . . . .  $(303.5)      $  113.7       $   (0.1)
                                          --------      --------       ---------
                                          --------      --------       ---------

The net change in unrealized capital gains (losses) on debt securities in 1994 and 1993 resulted from the adoption of FAS No. 115. For the year ended December 31, 1992, debt securities were carried at amortized cost. The unrecorded net appreciation for debt securities carried at amortized cost (including amounts allocable to experience-rated contracts) amounted to $612.4 million at December 31, 1992.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Net unrealized capital gains (losses) allocable to experience-rated contracts of $(308.6) million and $582.8 million at December 31, 1994 and 1993, respectively, are not included in shareholder's equity. These amounts are reflected on the Consolidated Balance Sheet in policyholders' funds left with the Company.

Shareholder's equity included the following unrealized capital gains (losses), which are net of amounts allocable to experience-rated contractholders, at December 31:

                                                                1994           1993           1992
                                                                ----           ----           ----
                                                                            (millions)
     Debt securities
          Gross unrealized capital gains . . . . . . . . .    $   27.4       $  164.3       $    -
          Gross unrealized capital losses. . . . . . . . .      (105.2)           -              -
                                                              --------       --------       --------
                                                                 (77.8)         164.3            -
     Equity securities
          Gross unrealized capital gains . . . . . . . . .         6.5           12.0            2.0
          Gross unrealized capital losses. . . . . . . . .        (7.9)          (0.1)          (0.7)
                                                              --------       --------       --------
                                                                  (1.4)          11.9            1.3
     Limited partnership
          Gross unrealized capital gains . . . . . . . . .        --              -              -
          Gross unrealized capital losses. . . . . . . . .        (1.8)           -              -
                                                              --------       --------       --------
                                                                  (1.8)           -              -

     Deferred federal income taxes (See Note 6). . . . . .       108.0           61.7            0.5
                                                              --------       --------       --------
     Net change in unrealized capital gains (losses) . . .    $ (189.0)      $  114.5       $    0.8
                                                              --------       --------       --------
                                                              --------       --------       --------

4.   NET INVESTMENT INCOME

Sources of net investment income were as follows:

                                                       1994           1993           1992
                                                       ----           ----           ----
                                                                    (millions)
     Debt securities . . . . . . . . . . . . . . .   $   823.9      $   828.0      $   763.7
     Preferred stock . . . . . . . . . . . . . . .         3.9            2.3            2.8
     Investment in affiliated mutual funds . . . .         5.2            2.9            3.2
     Mortgage loans. . . . . . . . . . . . . . . .         1.4            1.5            1.8
     Policy loans. . . . . . . . . . . . . . . . .        11.5           10.8            9.5
     Reinsurance loan to affiliate . . . . . . . .        51.5           53.3           56.7
     Cash equivalents. . . . . . . . . . . . . . .        29.5           16.8           16.6
     Other . . . . . . . . . . . . . . . . . . . .         6.7            7.7            6.4
                                                     ---------      ---------      ---------
     Gross investment income . . . . . . . . . . .       933.6          923.3          860.7
     Less investment expenses. . . . . . . . . . .       (16.4)         (11.4)         (12.6)
                                                     ---------      ---------      ---------
     Net investment income . . . . . . . . . . . .   $   917.2      $   911.9      $   848.1
                                                     ---------      ---------      ---------
                                                     ---------      ---------      ---------

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Net investment income includes amounts allocable to experience-rated contractholders of $677.1 million, $661.3 million and $604.0 million for the years ended December 31, 1994, 1993 and 1992, respectively. Interest credited to contractholders is included in Current and Future Benefits.

5.   DIVIDEND RESTRICTIONS AND SHAREHOLDER'S EQUITY

The amount of dividends that may be paid to the shareholder in 1995 without prior approval by the Insurance Commissioner of the State of Connecticut is $70.9 million.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and shareholder's equity those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles. Statutory net income was $70.9 million, $77.6 million and $62.5 million for the years ended December 31, 1994, 1993 and 1992, respectively. Statutory shareholder's equity was $615.0 million and $574.4 million as of December 31, 1994 and 1993, respectively.

As of December 31, 1994, the Company does not utilize any statutory accounting practices which are not prescribed by insurance regulators that, individually or in the aggregate, materially affect statutory shareholder's equity.

6.   FEDERAL INCOME TAXES

The Company is included in the consolidated federal income tax return of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes in the consolidated return.

As discussed in Note 1, the Company adopted FAS No. 109 as of January 1, 1992 resulting in a cumulative effect benefit of $22.8 million.

In August 1993, the Omnibus Budget Reconciliation Act of 1993 (OBRA) was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35% retroactive to January 1, 1993. The enactment of OBRA resulted in an increase in the deferred tax liability of $3.4 million at date of enactment, which is included in the 1993 deferred tax expense.

Components of income tax expense (benefits) were as follows:

                                            1994          1993           1992
                                            ----          ----           ----
                                                       (millions)
     Current taxes (benefits):
       Income from operations. . . . . .  $   78.7      $   87.1       $   68.0
       Net realized capital gains. . . .     (33.2)         18.1           18.1
                                          --------      --------       --------
                                              45.5         105.2           86.1
                                          --------      --------       --------
     Deferred taxes (benefits):
       Income from operations. . . . . .      (8.0)        (14.2)         (17.7)
       Net realized capital gains. . . .      33.7         (14.8)         (13.5)
                                          --------      --------       --------
                                              25.7         (29.0)         (31.2)
                                          --------      --------       --------
         Total . . . . . . . . . . . . .  $   71.2      $   76.2        $  54.9
                                          --------      --------       --------
                                          --------      --------       --------

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Income tax expense was different from the amount computed by applying the federal income tax rate to income before federal income taxes for the following reasons:

                                                           1994          1993           1992
                                                           ----          ----           ----
                                                                      (millions)
     Income before federal income taxes. . . . . . .     $  216.5      $  219.1       $  168.1
     Tax rate. . . . . . . . . . . . . . . . . . . .         35  %         35  %          34  %
                                                         --------      --------       --------
     Application of the tax rate . . . . . . . . . .         75.8          76.7           57.2
                                                         --------      --------       --------
     Tax effect of:
         Excludable dividends. . . . . . . . . . . .         (8.6)         (8.7)          (6.4)
         Tax reserve adjustments . . . . . . . . . .          2.9           4.7            5.1
         Reinsurance transaction . . . . . . . . . .          1.9          (0.2)          (0.5)
         Tax rate change on deferred liabilities . .          -             3.7            -
         Other, net. . . . . . . . . . . . . . . . .         (0.8)          -             (0.5)
                                                         --------      --------       --------
          Income tax expense . . . . . . . . . . . .     $   71.2      $   76.2       $   54.9
                                                         --------      --------       --------
                                                         --------      --------       --------

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities under FAS No. 109 at December 31, 1994 and 1993 are presented below:

                                                                  1994           1993
                                                                  ----           ----
                                                                       (millions)
Deferred tax assets:
 Insurance reserve . . . . . . . . . . . . . . . . . . . . . .  $  211.5       $  195.4
 Net unrealized capital losses . . . . . . . . . . . . . . . .     136.3            -
 Investment losses not currently deductible. . . . . . . . . .      15.5           31.2
 Postretirement benefits other than pensions . . . . . . . . .       8.4            8.6
 Impairment reserves . . . . . . . . . . . . . . . . . . . . .       -              7.9
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28.3           19.3
                                                                --------       --------
Total gross assets . . . . . . . . . . . . . . . . . . . . . .     400.0          262.4
Less valuation allowance . . . . . . . . . . . . . . . . . . .     136.3            -
                                                                --------       --------
 Deferred tax assets net of valuation. . . . . . . . . . . . .     263.7          262.4

Deferred tax liabilities:
 Deferred policy acquisition costs . . . . . . . . . . . . . .     385.2          355.2
 Unrealized losses allocable to experience-rated contracts . .     108.0            -
 Market discount . . . . . . . . . . . . . . . . . . . . . . .       3.6            5.4
 Net unrealized capital gains. . . . . . . . . . . . . . . . .       -             61.7
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .       0.4            1.6
                                                                --------       --------
  Total gross liabilities. . . . . . . . . . . . . . . . . . .     497.2          423.9
                                                                --------       --------
  Net deferred tax liability . . . . . . . . . . . . . . . . .  $  233.5       $  161.5
                                                                --------       --------
                                                                --------       --------

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. At December 31, 1994, $81.0 million of net unrealized capital losses were reflected in shareholder's equity without deferred tax benefits. For federal income tax purposes, capital losses are deductible only against capital gains in the year of sale or during the carryback and carryforward periods (three and five years, respectively). Due to the expected

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


full utilization of capital gains in the carryback period and the uncertainty of future capital gains, a valuation allowance of $28.3 million related to million related to the net unrealized capital losses has been reflected in shareholder's equity. In addition, $308.6 million of net unrealized capital losses related to experience-rated contracts are not reflected in shareholder's equity since such losses, if realized, are allocable to contractholders. However, the potential loss of tax benefits on such losses is the risk of the Company and therefore would adversely affect the Company rather than the contractholder. Accordingly, an additional valuation allowance of $108.0 million has been reflected in shareholder's equity as of December 31, 1994. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in the Company's federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. Non-recognition of the deferred tax benefits on net unrealized losses described above had no impact on net income for 1994, but has the potential to adversely affect future results if such losses are realized.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 1994. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes the conditions under which such taxes would become payable are remote.

The Internal Revenue Service ("Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1986. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments. The Service has commenced its examinations for the years 1987 through 1990.

7.   BENEFIT PLANS

Employee Pension Plans - The Company, in conjunction with Aetna, has non-contributory defined benefit pension plans covering substantially all employees. The plans provide pension benefits based on years of service and average annual compensation (measured over sixty consecutive months of highest earnings in a 120 month period). Contributions are determined using the Entry Age Normal Cost Method and, for qualified plans subject to ERISA requirements, are limited to the amounts that are currently deductible for tax reporting purposes. The accumulated benefit obligation and plan assets are recorded by Aetna. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994, and therefore, no expense has been recorded by the Company.

Agent Pension Plans - The Company, in conjunction with Aetna, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994, and therefore, no expense has been recorded by the Company.

Employee Postretirement Benefits - In addition to providing pension benefits, Aetna also provides certain postretirement health care and life insurance benefits, subject to certain caps, for retired employees. Medical and dental benefits are offered to all full-time employees retiring at age 50 with at least 15 years of service or at age 65 with at least 10 years of service. Retirees are required to contribute to the plans based on their years of service with Aetna.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Aetna implemented FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions in 1992 on the immediate recognition basis. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. Prior to the adoption of FAS No. 106, the cost of postretirement benefits was charged to operations as payments were made. The accumulated benefit obligation and plan assets are recorded by Aetna. Accumulated postretirement benefits exceed plan assets.

The cost to the Company associated with the Aetna postretirement plans for 1994, 1993 and 1992 were $1.0 million, $0.8 million and $0.8 million, respectively.

Agent Postretirement Benefits - The Company, in conjunction with Aetna, also provides certain postemployment health care and life insurance benefits for certain agents. The impact of recognizing the liability for agent costs was a cumulative effect adjustment of $13.2 million (net of deferred taxes of $6.8 million) and is reported in the 1992 Consolidated Statement of Income.

The cost to the Company associated to the agents' postretirement plans for 1994, 1993 and 1992 were $0.7 million, $0.6 million and $0.7 million, respectively.

Incentive Savings Plan - Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna or certain other investments, are matched, up to 5% of compensation, by Aetna. Pretax charges to operations for the incentive savings plan were $3.3 million, $3.1 million and $2.8 million in 1994, 1993 and 1992, respectively.

Stock Plans - Aetna has a stock incentive plan that provides for stock options and deferred contingent common stock or cash awards to certain key employees. Aetna also has a stock option plan under which executive and middle management employees of Aetna may be granted options to purchase common stock of Aetna at the market price on the date of grant or, in connection with certain business combinations, may be granted options to purchase common stock on different terms. The cost to the Company associated to the Aetna stock plans for 1994 and 1993 was $2.3 million, $0.4 million, respectively. The cost for 1992 was immaterial.

8.   RELATED PARTY TRANSACTIONS

The Company is compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance contracts, the Separate Accounts pay the Company a daily fee which, on an annual basis, ranges, depending on the product, from .70% to 1.80% of their average daily net assets. The Company also receives fees from the variable life and annuity mutual funds and The Aetna Series Fund for serving as investment adviser. Under the advisory agreements, the Funds pay the Company a daily fee which, on an annual basis, ranges, depending on the fund, from .25% to 1.00% of their average daily net assets. The advisory agreements also call for the variable funds to pay their own administrative expenses and for The Aetna Series Fund to pay certain administrative expenses. The Company also receives fees (expressed as a percentage of the average daily net assets) from The Aetna Series Fund for providing administration shareholder services and promoting sales. The amount of compensation and fees received from the Separate Accounts and Funds, included in Charges Assessed Against Policyholders, amounted to $104.6 million, $93.6 million and $80.5 million in 1994, 1993 and 1992, respectively.  The Company may waive advisory fees at its discretion.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The Company may, from time to time, make reimbursements to a Fund for some or all of its operating expenses. Reimbursement arrangements may be terminated at any time without notice.

Since 1981, all domestic individual non-participating life insurance of Aetna and its subsidiaries has been issued by the Company. Effective December 31, 1988, the Company entered into a reinsurance agreement with Aetna Life Insurance Company ("Aetna Life") in which substantially all of the non-participating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. A $108.0 million commission, paid by the Company to Aetna Life in 1988, was capitalized as deferred policy acquisition costs. The Company maintained insurance reserves of $690.3 million and $711.0 million as of December 31, 1994 and 1993, respectively, relating to the business assumed. In consideration for the assumption of this business, a loan was established relating to the assets held by Aetna Life which support the insurance reserves. The loan is being reduced in accordance with the decrease in the reserves. The fair value of this loan was $630.3 million and $685.8 million as of December 31, 1994 and 1993, respectively, and is based upon the fair value of the underlying assets. Premiums of $32.8 million, $33.3 million and $36.8 million and current and future benefits of $43.8 million, $55.4 million and $47.2 million were assumed in 1994, 1993 and 1992, respectively.

Investment income of $51.5 million, $53.3 million and $56.7 million was generated from the reinsurance loan to affiliate in 1994, 1993 and 1992, respectively. Net income of approximately $25.1 million, $13.6 million and $21.7 million resulted from this agreement in 1994, 1993 and 1992, respectively.

On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company also is responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $24.2 million and $27.8 million were maintained for this contract as of December 31, 1994 and 1993, respectively.

Effective February 1, 1992, the Company increased its retention limit per individual life to $2.0 million and entered into a reinsurance agreement with Aetna Life to reinsure amounts in excess of this limit, up to a maximum of $8.0 million on any new individual life business, on a yearly renewable term basis. Premium amounts related to this agreement for 1994, 1993 and 1992 were immaterial.

Effective December 31, 1992, the Company entered into an assumption reinsurance agreement with Aetna Life to reinsure a block of approximately 3,500 life contingent, period certain and deferred lump sum annuities (totaling $175.5 million in premium) issued by the Company to Aetna Casualty to fund its obligations under structured settlement agreements. The negotiated price recognized the sale of future profits and included consideration to ALIAC for the continued administration of the reinsured contracts on behalf of, and in the name of, Aetna Life.

The Company received no capital contributions in 1994, 1993 or 1992.

Premiums due and other receivables include $27.6 million and $9.8 million due from affiliates in 1994 and 1993, respectively. Other liabilities include $27.9 million and $26.1 million due to affiliates for 1994 and 1993, respectively.

Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9.   REINSURANCE

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverables deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The following table includes premium amounts ceded/assumed to/from affiliated companies as discussed in Note 8 above.


                                                                                   CEDED TO        ASSUMED
                                                                     DIRECT          OTHER        FROM OTHER       NET
                                                                     AMOUNT        COMPANIES      COMPANIES       AMOUNT
                                                                     ------        ---------      ---------       ------
   1994                                                                                    (millions)
   Premiums:
      Life Insurance . . . . . . . . . . . . . . . . . . . .           $ 25.8          $ 6.0         $ 32.8         $ 52.6
      Accident and Health Insurance. . . . . . . . . . . . .             10.8            9.3            -              1.5
      Annuities. . . . . . . . . . . . . . . . . . . . . . .             69.9            -              0.2           70.1
                                                                ----------------------------------------------------------
      Total earned premiums. . . . . . . . . . . . . . . . .          $ 106.5          $15.3         $ 33.0         $124.2
                                                                ----------------------------------------------------------
                                                                ----------------------------------------------------------

   1993
   Premiums:
      Life Insurance . . . . . . . . . . . . . . . . . . . .           $ 20.9          $ 5.6         $ 33.3         $ 48.6
      Accident and Health Insurance  . . . . . . . . . . . .             14.4           12.9            -              1.5
      Annuities. . . . . . . . . . . . . . . . . . . . . . .             31.3            -              0.7           32.0
                                                                ----------------------------------------------------------
      Total earned premiums. . . . . . . . . . . . . . . . .           $ 66.6         $ 18.5         $ 34.0         $ 82.1
                                                                ----------------------------------------------------------
                                                                ----------------------------------------------------------

   1992
   Premiums:
      Life Insurance . . . . . . . . . . . . . . . . . . . .           $ 20.8         $  5.2         $ 36.8         $ 52.4
      Accident and Health Insurance. . . . . . . . . . . . .             15.1           13.7            -              1.4
      Annuities. . . . . . . . . . . . . . . . . . . . . . .             18.4            -              0.3           18.7
                                                                ----------------------------------------------------------
      Total earned premiums. . . . . . . . . . . . . . . . .            $54.3          $18.9         $ 37.1         $ 72.5
                                                                ----------------------------------------------------------
                                                                ----------------------------------------------------------



10.   FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 were as follows:



                                                                    1994                                  1993
                                                     ------------------------------         -----------------------------
                                                          CARRYING         FAIR                   CARRYING         FAIR
                                                           VALUE          VALUE                    VALUE          VALUE
                                                           -----          -----                    -----         ------
                                                                                   (millions)
Assets:
   Cash and cash equivalents . . . . . . . . . . .       $  623.3       $  623.3                 $  536.1       $  536.1
   Short-term investments. . . . . . . . . . . . .           98.0           98.0                     22.6           22.6
   Debt securities . . . . . . . . . . . . . . . .       10,191.4       10,191.4                 10,531.0       10,531.0
   Equity securities . . . . . . . . . . . . . . .          229.1          229.1                    172.6          172.6
   Limited partnership . . . . . . . . . . . . . .           24.4           24.4                      -              -
   Mortgage loans. . . . . . . . . . . . . . . . .            9.9            9.9                     10.1           10.1

Liabilities:
   Investment contract liabilities:
     With a fixed maturity . . . . . . . . . . . .          826.7          833.5                    733.3          795.6
     Without a fixed maturity. . . . . . . . . . .        8,074.9        7,870.4                  8,196.4        8,099.3




            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate and liquidity risk, the fair values of all assets and liabilities should be taken into consideration, not only those above.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

SHORT-TERM INSTRUMENTS: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices are not available, the carrying amounts reported in the Consolidated Balance Sheets approximates fair value. Short-term instruments have a maturity date of one year or less and include cash and cash equivalents, and short-term investments.

DEBT AND EQUITY SECURITIES: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair value is estimated by using quoted market prices for similar securities or discounted cash flow methods.

MORTGAGE LOANS: Fair value is estimated by discounting expected mortgage loan cash flows at market rates which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimate of mortgage loans of lower quality, including problem and restructured loans, is based on the estimated fair value of the underlying collateral.

INVESTMENT CONTRACT LIABILITIES (INCLUDED IN POLICYHOLDERS' FUNDS LEFT WITH THE COMPANY): With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

WITHOUT A FIXED MATURITY: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

11.  SEGMENT INFORMATION

Effective December 31, 1994, the Company's operations, which previously were reported in total, will now be reported through two major business segments:
Life Insurance and Financial Services. The Life Insurance segment markets most types of life insurance including universal life, interest-sensitive whole life, and term insurance. These products are offered primarily to individuals, small businesses, employer-sponsored groups and executives of Fortune 2000 companies. The Financial Services segment markets and services individual and group annuity contracts which offer a variety of funding and distribution options for personal and employer-sponsored retirement plans that qualify for tax deferral under sections 401(k) for corporations, 403(b) for hospitals and educational institutions, 408 for individual retirement accounts, and 457 for state and local governments and tax exempt healthcare organizations (the "deferred compensation market"), of the Internal Revenue Code. These contracts may be immediate or deferred. These products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the Company's principal operations was as follows:



                                                                           1994                1993               1992
                                                                           ----                ----               ----
                                                                                           (millions)
Revenue:
  Life insurance . . . . . . . . . . . . . . . . . . . . . . . .      $    386.1          $    371.7          $    363.6
  Financial services . . . . . . . . . . . . . . . . . . . . . .           946.1               892.8               812.5
                                                                      ----------          ----------          ----------
    Total revenue. . . . . . . . . . . . . . . . . . . . . . . .      $  1,332.2          $  1,264.5          $  1,176.1
                                                                      ----------          ----------          ----------
Income from continuing operations before
  income taxes and cumulative effect adjustments:
  Life insurance . . . . . . . . . . . . . . . . . . . . . . . .      $     96.8          $     98.0          $     74.6
  Financial services . . . . . . . . . . . . . . . . . . . . . .           119.7               121.1                93.5
                                                                      ----------          ----------          ----------
    Total income from continuing operations before
     income taxes and cumulative effect adjustments. . . . . . .      $    216.5          $    219.1          $    168.1

Net income:
  Life insurance . . . . . . . . . . . . . . . . . . . . . . . .      $     59.8          $     56.1          $     45.6
  Financial services . . . . . . . . . . . . . . . . . . . . . .            85.5                86.8                67.6
                                                                      ----------          ----------          ----------
   Income before cumulative effect adjustments . . . . . . . . .      $    145.3          $    142.9          $    113.2
                                                                      ----------          ----------          ----------
   Cumulative effect adjustments . . . . . . . . . . . . . . . .               -                   -                 9.6
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    145.3          $    142.9          $    122.8
                                                                      ----------          ----------          ----------
                                                                      ----------          ----------          ----------
                                                                           1994                1993               1992
                                                                                           (millions)
Assets under management, at fair value:
  Life insurance . . . . . . . . . . . . . . . . . . . . . . . .      $  2,175.2          $  2,180.1          $  1,973.1
  Financial services . . . . . . . . . . . . . . . . . . . . . .        17,791.9            16,600.5            13,644.3
                                                                      ----------          ----------          ----------
     Total assets under management . . . . . . . . . . . . . . .      $ 19,967.1          $ 18,780.6          $ 15,617.4
                                                                      ----------          ----------          ----------
                                                                      ----------          ----------          ----------

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                        Consolidated Statements of Income
                                   (millions)

                                                    9 Months Ended September 30,
                                                    ----------------------------
                                                        1995             1994
                                                        ----             ----
Revenue:
  Premiums                                             $94.8            $79.2
  Charges assessed against policyholders               231.1            207.0
  Net investment income                                732.0            684.9
  Net realized capital gains                            19.3              5.3
  Other income                                          30.0              3.9
                                                    ----------       ----------
     Total revenue                                   1,107.2            980.3

Benefits and expenses:
  Current and future benefits                          677.1            621.1
  Operating expenses                                   222.9            166.7
  Amortization of deferred policy acquisition costs     27.3             31.7
                                                    ----------       ----------
     Total benefits and expenses                       927.3            819.5

Income before federal income taxes                     179.9            160.8

Federal income taxes                                    58.8             51.4
                                                    ----------       ----------

Net income                                            $121.1           $109.4
                                                    ----------       ----------
                                                    ----------       ----------






See Condensed Notes to Consolidated Financial Statements.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                          Consolidated Balance Sheets
                                   (millions)

                                                                       September 30,   December 31,
Assets                                                                     1995           1994
------                                                                     ----           ----
Investments:
  Debt securities, available for sale:
    (amortized cost: $11,540.8 and $10,577.8)                          $11,999.5      $10,191.4
  Equity securities, available for sale:
    Non-redeemable preferred stock (cost: $54.8 and $43.3)                  61.5           47.2
    Investment in affiliated mutual funds (cost: $213.9 and $187.1)        241.7          181.9
    Common stock (cost: $5.7 at September 30, 1995)                          7.6             --
  Short-term investments                                                    16.6           98.0
  Mortgage loans                                                             5.6            9.9
  Policy loans                                                             305.7          248.7
  Limited partnership                                                       24.6           24.4
                                                                      ------------   ------------
       Total investments                                                12,662.8       10,801.5

Cash and cash equivalents                                                  506.4          623.3
Accrued investment income                                                  171.8          142.2
Premiums due and other receivables                                          54.5           75.8
Deferred policy acquisition costs                                        1,283.1        1,172.0
Reinsurance loan to affiliate                                              659.4          690.3
Other assets                                                                21.2           15.9
Separate Accounts assets                                                 9,931.9        7,420.8
                                                                      ------------   ------------

       Total assets                                                    $25,291.1      $20,941.8
                                                                      ------------   ------------
                                                                      ------------   ------------
Liabilities and Shareholder's Equity

Liabilities:
  Future policy benefits                                                $3,247.2       $2,920.4
  Unpaid claims and claim expenses                                          22.9           23.8
  Policyholders' funds left with the Company                            10,132.7        8,949.3
                                                                      ------------   ------------
       Total insurance reserve liabilities                              13,402.8       11,893.5
  Other liabilities                                                        261.4          302.1
  Federal income taxes:
    Current                                                                 17.6            3.4
    Deferred                                                               167.6          233.5
  Separate Accounts liabilities                                          9,931.9        7,420.8
                                                                      ------------   ------------
       Total liabilities                                                23,781.3       19,853.3
                                                                      ------------   ------------
Shareholder's equity:
  Common stock, par value $50 (100,000 shares
   authorized; 55,000 shares issued and outstanding)                         2.8            2.8
  Paid-in capital                                                          407.6          407.6
  Net unrealized capital gains (losses)                                    111.2         (189.0)
  Retained earnings                                                        988.2          867.1
                                                                      ------------   ------------
       Total shareholder's equity                                        1,509.8        1,088.5
                                                                      ------------   ------------

         Total liabilities and shareholder's equity                    $25,291.1      $20,941.8
                                                                      ------------   ------------
                                                                      ------------   ------------

See Condensed Notes to Consolidated Financial Statements.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

           Consolidated Statements of Changes in Shareholder's Equity
                                   (millions)


                                                    9 Months Ended September 30,
                                                    ----------------------------
                                                         1995           1994
                                                         ----           ----
Shareholder's equity, beginning of period             $1,088.5       $1,246.7

Net change in unrealized capital gains (losses)          300.2         (224.1)

Net income                                               121.1          109.4
                                                    ------------   ------------

Shareholder's equity, end of period                   $1,509.8       $1,132.0
                                                    ------------   ------------
                                                    ------------   ------------






See Condensed Notes to Consolidated Financial Statements.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                      Consolidated Statements of Cash Flows
                                   (millions)

                                                                    9 Months Ended September 30,
                                                                    ----------------------------
                                                                        1995           1994
                                                                        ----           ----
Cash Flows from Operating Activities:
     Net income                                                      $121.1         $109.4
     Adjustments to reconcile net income to net cash
       provided by operating activities:
     Increase in accrued investment income                            (29.6)          (9.8)
     Decrease in premiums due and other receivables                    28.1           12.4
     Increase in policy loans                                         (57.0)         (31.3)
     Increase in deferred policy acquisition costs                   (111.1)         (52.7)
     Decrease in reinsurance loan to affiliate                         30.9           21.0
     Net increase in universal life account balances                  164.0          110.2
     Increase in other insurance reserve liabilities                   10.6           14.1
     Net (increase) decrease in other liabilities and other assets    (17.2)          23.3
     Increase in federal income taxes                                  (3.6)         (17.7)
     Net accretion of discount on debt securities                     (48.9)         (62.0)
     Net realized capital gains                                       (19.3)          (5.3)
                                                                    ----------     ----------
         Net cash provided by operating activities                     68.0          111.6
                                                                    ----------     ----------
Cash Flows from Investing Activities:
     Proceeds from sales of:
       Debt securities available for sale                           3,276.2        2,976.0
       Equity securities                                              130.5           87.4
     Investment maturities and collections of:
       Debt securities available for sale                             420.7        1,134.0
       Short-term investments                                          95.6           16.2
     Cost of investment purchases in:
       Debt securities available for sale                          (4,581.6)      (4,460.5)
       Equity securities                                             (170.2)        (159.2)
       Short-term investments                                         (14.2)         (87.5)
       Limited partnership                                               --          (25.0)
                                                                    ----------     ----------
         Net cash used for investing activities                      (843.0)        (518.6)
                                                                    ----------     ----------
Cash Flows from Financing Activities:
     Deposits and interest credited for investment contracts        1,461.9        1,328.6
     Withdrawals of investment contracts                             (803.8)        (705.3)
                                                                    ----------     ----------
         Net cash provided by financing activities                    658.1          623.3
                                                                    ----------     ----------

Net (decrease) increase in cash and cash equivalents                 (116.9)         216.3
Cash and cash equivalents, beginning of period                        623.3          536.1
                                                                    ----------     ----------

Cash and cash equivalents, end of period                             $506.4         $752.4
                                                                    ----------     ----------
                                                                    ----------     ----------
Supplemental cash flow information:
  Income taxes paid, net                                              $62.4          $69.1
                                                                    ----------     ----------
                                                                    ----------     ----------


See Condensed Notes to Consolidated Financial Statements.

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

              Condensed Notes to Consolidated Financial Statements


1.   BASIS OF PRESENTATION

     The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are unaudited. Certain reclassifications have been made to 1994 financial information to conform to 1995 presentation. These interim statements necessarily rely heavily on estimates including assumptions as to annualized tax rates. In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made. All such adjustments are of a normal recurring nature.

2.   FEDERAL INCOME TAXES

     Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. During the nine months ended September 30, 1995, the Company moved from a net unrealized capital loss position of $189.0 million at December 31, 1994, to a net unrealized capital gain position of $111.2 million at September 30, 1995, primarily due to decreases in interest rates. As a result, all valuation allowances previously established related to deferred tax assets on these capital losses were reversed, which had no impact on net income for the three and nine months ended September 30, 1995.

                    VARIABLE ANNUITY ACCOUNT C
                    PART C - OTHER INFORMATION




Item 24.  Financial Statements and Exhibits
-------------------------------------------


          (a)  Financial Statements:

               (1)  Inapplicable
               (2)  Included in Part B:

                    Financial  Statements   of  Variable  Annuity
                    Account C:
                    -    Independent Auditors' Report

                    - Statement of Assets and Liabilities as of December 31, 1994
                    - Statement of Operations for the year ended December 31, 1994

                    -    Statements  of Changes in Net Assets for
                         the  years ended  December 31,  1994 and
                         1993
                    -    Notes to Financial Statements

                    -    Unaudited   Statement   of  Assets   and
                         Liabilities as of September 30, 1995
                    -    Unaudited  Statement  of Operations  for
                         the  nine-month  period ended  September
                         30, 1995

                    -    Unaudited Statements of  Changes in  Net
                         Assets   for  nine-month   period  ended
                         September  30,  1995   and  year   ended
                         December 31, 1994
                    -    Notes to Financial Statements

                    Financial Statements of the Depositor:
                    -    Independent Auditors' Report

                    -    Consolidated  Statements  of Income  for
                         the  years ended December 31, 1994, 1993
                         and 1992
                    -    Consolidated   Balance   Sheets  as   of
                         December 31, 1994 and 1993

                    - Consolidated Statements of Changes in Shareholder's Equity for the three years ended December 31, 1994, 1993 and 1992
                    - Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992

                    -    Notes    to    Consolidated    Financial
                         Statements
                    - Unaudited Consolidated Balance Sheet as of September 30, 1995

                    - Unaudited Consolidated Statements of Income for the nine-month periods ended September 30, 1995 and 1994
                    - Unaudited Consolidated Statements of Changes in Shareholder's Equity for the nine-month periods ended September 30, 1995 and 1994

                    -    Unaudited  Consolidated   Statements  of
                         Cash  Flows  for the  nine-month periods
                         ended September 30, 1995 and 1994
                    -    Condensed    Notes    to    Consolidated
                         Financial Statements


     (b)  Exhibits

          (1)       Resolution of the Board of Directors of Aetna
                    Life    Insurance    and   Annuity    Company
                    establishing Variable Annuity Account C/1/
          (2)       Not applicable

          (3.1)     Form of Broker-Dealer Agreement/2/
          (3.2)     Alternative Form of Wholesaling Agreement and
                    related Selling Agreement/2/

          (4.1)     Form  of  Group Combination  Annuity Contract
                    (Nonparticipating) (A001RP95)
          (4.2)     Form of Group Combination Annuity Certificate
                    (Nonparticipating) (A007RC95)

          (4.3)     Form  of  Group Combination  Annuity Contract
                    (Nonparticipating) (A020RV95))
          (4.4)     Form of Group Combination Annuity Certificate
                    (Nonparticipating) (A027RV95)

          (4.5)     Form of Endorsement  for Exchanged  Contracts
                    (EINRP95)

          (4.6)     Form of Endorsement  for Exchanged  Contracts
                    (EINRV95)
          (4.7)     Form of Endorsement for 401(a) Plans

          (5)       Form of Variable Annuity Contract Application
                    (300-MOP-IB)/3/
          (6)       Certification of Incorporation and By-Laws of
                    Depositor/4/

          (7)       Not applicable
          (8.1)     Fund  Participation  Agreement between  Aetna
                    Life  Insurance  and  Annuity Company,  Alger
                    American Fund and Fred Alger Management, Inc.
                    dated September 1, 1993/5/

          (8.2) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Calvert Asset Management Company (Calvert Responsibly Invested Balanced Portfolio formerly Calvert SociallyResponsible Series) dated March 13, 1989 and amended December 27, 1993
          (8.3) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Fidelity Distributors Corporation dated February 1, 1994 (Variable Insurance Products
                    Fund)/6/

          (8.4) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Fidelity Distributors Corporation dated February 1, 1994 (Variable Insurance Products Fund II)/6/
          (8.5) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Franklin Advisers, Inc. dated January 31, 1989/7/

          (8.6) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Janus Aspen Series dated April 19, 1994 and amended June 15, 1994/8/
          (8.7) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Lexington Management Corporation regarding Natural Resources Trust dated December 1, 1988 and amended February 11, 1991/5/

          (8.8)     Fund  Participation  Agreement between  Aetna
                    Life  Insurance  and   Annuity  Company   and
                    Advisers  Management  Trust (now  Neuberger &

                    Berman Advisers Management Trust) dated April
                    14, 1989/2/
          (8.9) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Scudder Variable Life Investment Fund dated April 27, 1992 and amended February 19, 1993 and August 13, 1993/9/

          (8.10) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Investors Research Corporation and TCI Portfolios, Inc. dated July 29, 1992 and amended December 27, 1992 and June 1, 1994/9/
          (9)       Opinion of Counsel****

          (10.1)    Consent of Independent Auditors
          (10.2)    Consent of Counsel (see item (9) above)

          (11)      Not applicable
          (12)      Not applicable

          (13)      Not applicable
          (14)      Not applicable

          (15.1)    Powers of Attorney/10/
          (15.2)    Authorization for Signatures/11/

          (16)      Computation of Performance Data
          (27)      Financial Data Schedule

/1/  Incorporated by reference to  Registration Statement on Form
     N-4 (File No. 2-52449) filed on February 28, 1986.
/2/  Incorporated by  reference to Pre-Effective  Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-75996) filed on April 21, 1994.

/3/  Incorporated by reference to Registration Statement on  Form
     N-4 (File No. 33-91846) filed on May 1, 1995.
/4/  Incorporated by reference to Post-Effective Amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449) filed on February 28, 1994.

/5/ Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 33-75978) filed on March 24, 1995.
/6/ Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-75978) filed on April 25, 1994.

/7/  Incorporated by  reference to Pre-Effective Amendment  No. 1 to Registration Statement on Form N-4 (File No. 33-75990) filed on April 25, 1994.

/8/  Incorporated by reference to  Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 33-75960) filed on August 9, 1994.
/9/  Incorporated by reference to  Registration Statement on Form
     N-4 (File No. 33-88720) filed on January 20, 1995.

/10/ Included   on  the  signature   page  of  this  Registration
     Statement
/11/ Incorporated by  Reference to Post-Effective Amendment No. 3
     to Registration Statement on Form N-4 (File No. 33-75996) filed on February 21, 1995.

**** To be filed by amendment
Item 25.  Directors and Officers of the Depositor

-------------------------------------------------


Name and Principal
Business Address*            Positions and Offices with Depositor

------------------           ------------------------------------


Daniel P. Kearney            Director and President


Timothy A. Holt              Director


Christopher J. Burns         Director and Senior Vice President


Laura R. Estes               Director and Senior Vice President


Gail P. Johnson              Director and Vice President


John Y. Kim                  Director and Senior Vice President


Shaun P. Mathews             Director and Senior Vice President


Glen Salow                   Director and Vice President


Creed R. Terry               Director and Vice President


James C. Hamilton            Vice President and Treasurer

David E. Bushong             Acting Chief Financial Officer


Eugene M. Trovato            Vice  President,  Chief   Accounting
                             Officer and Corporte Controller


Zoe Baird                    Senior  Vice  President and  General
                             Counsel


Susan E. Schechter           Corporate Secretary and Counsel



* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford,
          Connecticut 06156.





Item 26.   Persons Controlled by or Under Common Control with the
Depositor or Registrant

-----------------------------------------------------------------


          Incorporated herein  by reference  to Item 26  to Post-
Effective Amendment No. 5  to Registration Statement on  Form N-4
(File No. 33-75982) as filed electronically on February 16, 1996.



Item 27.  Number of Contract Owners

-----------------------------------


          As of December 31, 1995, there were 577,320 individuals holding interests in variable annuity contracts funded through Account C.



Item 28.  Indemnification

-------------------------

          Reference is hereby made to Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.


          C.G.S. Section 33-320a provides an exclusive remedy: a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.


          Consistent with the statute, Aetna Life and Casualty Company has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor, which supplements the indemnification rights provided by C.G.S. Section 33-320a to the extent such coverage does not violate public policy.



Item 29.  Principal Underwriter

-------------------------------


     (a) In addition to serving as the principal underwriter for the Registrant, Aetna Life Insurance and Annuity Company (ALIAC) also acts as the principal underwriter for Variable Life Account B, Variable Annuity Accounts B and G (separate accounts of ALIAC registered as unit investment trusts), and Variable Annuity Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust). Additionally, ALIAC is the investment adviser for Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Series B of Aetna GET Fund, Aetna Series Fund, Inc. and Aetna Generation Portfolios, Inc. ALIAC is also the depositor of Variable Life Account B and Variable Annuity Accounts B and G.


     (b)  See Item 25 regarding the Depositor.


     (c)  Compensation as of December 31, 1994:






      (1)         (2)         (3)          (4)         (5)
                 Net      Compensation

     Name    Underwriting      on
      of       Discount    Redemption

   Principal      and          or       Brokerage
  Underwriter CommissionsAnnuitization CommissionsCompensation*

   ---------   ---------  -----------   ---------  -----------


  Aetna Life               $1,644,753              $62,552,321

   Insurance
  and Annuity

    Company




* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Account C.

Item 30.  Location of Accounts and Records

------------------------------------------


          All  records concerning  contract  owners  of  Variable
Annuity Account C are located at the home office of the Depositor as follows:


               Aetna  Life  Insurance and  Annuity
               Company
               151 Farmington Avenue

               Hartford, Connecticut 06156



Item 31.  Management Services

-----------------------------


          Not applicable



Item 32.  Undertakings

----------------------


          Registrant hereby undertakes:


          (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;


          (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.


          (d) The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through
(4) of the SEC Staff's No-Action Letter dated November 22, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1989 Transfer Binder] Fed. Sec. L. Rep.
(CCH) para. 78,904 at 78,533 (November 22, 1988).


          (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES


          As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Aetna Life Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 21th day of February, 1996.


                                        VARIABLE ANNUITY ACCOUNT
                                        C OF AETNA LIFE INSURANCE
                                        AND ANNUITY COMPANY
                                             (Registrant)


                                   By:  AETNA LIFE INSURANCE AND
                                        ANNUITY COMPANY

                                             (Depositor)


                                   By:  /s/ Daniel P. Kearney
                                        -------------------------


                                        Daniel P. Kearney
                                        Principal Executive
                                        Officer




          As required by the Securities Act of 1933 as amended, this Registrant Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Susan E. Bryant, Steven J. Lauwers, Julie E. Rockmore, Josephine Cicchetti and W. Randolph Thompson and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity as indicated below, any and all amendments including, but not limited to, pre-effective and post-effective amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments.




  Signature                        Title                        Date
  ---------                        -----                        ----



  /s/ Daniel P. Kearney            Director and President
  ------------------------         (Principal Executive

  Daniel P. Kearney*               Officer)


  /s/ David E. Bushong             Acting Chief Financial
  ------------------------         Officer (principal

  David E. Bushong                 financial officer)


  /s/ Eugene M. Trovato            Vice President, Chief Accounting Officer and
                                   Corporate Controller
  ------------------------

  Eugene M. Trovato


  /s/ Christopher J. Burns         Director                  Feb. -21- 1996
  ------------------------

  Christopher J. Burns*


  /s/ Laura R. Estes               Director
  ------------------------

  Laura R. Estes*


  /s/ Timothy  A. Holt             Director
  ------------------------

  Timothy A. Holt*












  /s/ Gail P. Johnson              Director
  ------------------------

  Gail P. Johnson*


  /s/ John Y. Kim                  Director
  ------------------------

  John Y. Kim*


                                   Director
  ------------------------

  Shaun P. Mathews



  /s/ Glen Salow                   Director

  ------------------------
  Glen Salow*


  /s/ Creed R. Terry               Director

  ------------------------
  Creed R. Terry




_________________


  * Represents a majority of the directors.

                    VARIABLE ANNUITY ACCOUNT C
                          EXHIBIT INDEX





  Exhibit No.            Exhibit                                       Page
  -----------            -------                                       ----






  99-B.1            Resolution of the Board of Directors of      *
                    Aetna Life Insurance and Annuity Company

                    establishing Variable Annuity Account C


  99-B.3.1          Form of Broker-Dealer Agreement              *


  99-B.3.2          Alternative Form of Wholesaling Agreement    *
                    and related Selling Agreement


  99-B.4.1          Form of Group Combination Annuity Contract   _____

                    (Nonparticipating)(A001RP95)


  99-B.4.2          Form of Group Combination Annuity            _____
                    Certificate (Nonparticipating)(A007RC95)


  99-B.4.3          Form of Group Combination Annuity Contract   _____

                    (Nonparticipating)(A020RV95)


  99-B.4.4          Form of Group Combination Annuity            _____
                    Certificate (Nonparticipating)(A027RV95)


  99-B.4.5          Form of Endorsement for Exchange             _____

                    (EINRP95)







  99-B.4.6          Form of Endorsement for Exchange             _____
                    (EINRV95)


  99-B.4.7          Form of Endorsement for 401(a) Plans         _____


  99-B.5            Form of Variable Annuity Contract            *

                    Application (300-MOP-IB)


  99-B.6            Certificates of Incorporation and By-Laws
                    of Depositor                                 *


  99-B.8.1          Fund Participation Agreement between         *

                    Aetna Life Insurance and Annuity Company,
                    Alger American Fund and Fred Alger

                    Management, Inc. dated September 1,1993


  99-B.8.2          Fund Participation Agreement between         *
                    Aetna Life Insurance and Annuity Company

                    and Calvert Asset Management Company
                    (Calvert Responsibly Invested Balanced

                    Portfolio formerly Calvert Socially
                    Responsible Series) dated March 13, 1989

                    and amended December 27, 1993


  99-B.8.3          Fund Participation Agreement between         *
                    Aetna Life Insurance and Annuity

                    Company and Fidelity Distributors
                    Corporation dated February 1, 1994

                    (Variable Insurance Products Fund)


  99-B.8.4          Fund Participation Agreement between         *
                    Aetna Life Insurance and Annuity Company

                    and Fidelity Distributors Corporation
                    dated February 1, 1994 (Variable

                    Insurance Products Fund II)







  99-B.8.5          Fund Participation Agreement between         *
                    Aetna Life Insurance and Annuity

                    Company and Franklin Advisers, Inc.
                    dated January 31, 1989


  99-B.8.6          Fund Participation Agreement between         *

                    Aetna Life Insurance and Annuity
                    Company and Janus Aspen Series

                    dated April 19, 1994 and amended
                    June 15, 1994


  99-B.8.7          Fund Participation Agreement between         *

                    Aetna Life Insurance and Annuity
                    Company and Lexington Management

                    Corporation regarding Natural Resources
                    Trust dated December 1, 1988 and

                    amended February 11, 1991


  99-B.8.8          Fund Participation Agreement between
                    Aetna Life Insurance and Annuity

                    Company and Advisers Management Trust
                    (now Neuberger & Berman Advisers

                    Management Trust) dated April 14, 1989


  99-B.8.9          Fund Participation Agreement between         *
                    Aetna Life Insurance and Annuity

                    Company and Scudder Variable Life
                    Investment Fund dated April 27, 1992

                    and amended February 19, 1993 and
                    August 13, 1993


  99-B.8.10         Fund Participation Agreement between         *

                    Aetna Life Insurance and Annuity
                    Company, Investors Research Corporation

                    and TCI Portfolios, Inc. dated







                    July 29, 1992 and amended December 22,
                    1992 and June 1, 1994


  99-B.9            Opinion of Counsel                           ****


  99-B.10.1         Consent of Independent Auditors              _____


  99-B.10.2         Consent of Counsel (see item 99-B.9 above)   _____


  99-B.16           Computation of Performance Data              _____


  99-B.15.1         Powers of Attorney (see signature page)      _____


  99-B.15.2         Authorization for Signatures                 *


  99-B.27           Financial Data Schedule                      _____



_______________


  *     Incorporated by reference


****  To be filed by amendment

















**